SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March 14, 2014
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

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Table of Contents

Company Information
Capital Breakdown	1
Cash distribution	2
Parent Company Financial Statements
Balance Sheet – Assets	3
Balance Sheet – Liabilities	4
Statement of Income	5
Statement of Comprehensive Income	6
Statement of Cash Flows	7
Statement of Changes in Shareholders’ Equity
1/1/2013 to 12/31/2013	9
1/1/2012 to 12/31/2012	10
Statement of Value Added	11
Consolidated Financial Statements
Balance Sheet - Assets	12
Balance Sheet - Liabilities	13
Statement of Income	14
Statement of Comprehensive Income	15
Statement of Cash Flows	16
Statement of Changes in Shareholders’ Equity
1/1/2013 to 12/31/2013	18
1/1/2012 to 12/31/2012	19
Statement of Value Added	20
Comments on the Company’s Consolidated Performance	21
Notes to the Financial Statements	30
Reports and Statements
Unqualified Independent Auditors’ Review Report	115
Opnion of the Supervisory Board or Equivalent Body	118
Statement of Diretors on the Financial Statements	119
Statement of Diretors on Auditors’ Report	120

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Company Information / Capital Breakdown

Number of Shares (Units)	Current Quarter 12/31/2013
Paid-in Capital
Common	1,457,970,108
Preferred	0
Total	1,457,970,108
Treasury Shares
Common	0
Preferred	0
Total	0

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Company Information / Cash distribution

Event	Approval	Dividends	Inition Payment	Type of share	Class of share	Dividends per common share (R$/share)

Meeting of Board of Directors	04/17/2013	Interest on Capital	04/25/2013	Ordinary		0.08436
Meeting of Board of Directors	05/23/2013	Interest on Capital	05/29/2013	Ordinary		0.22634
Meeting of Board of Directors	07/03/2013	Interest on Capital	07/05/2013	Ordinary		0.07339
Meeting of Board of Directors	08/06/2013	Dividends	08/15/2013	Ordinary		0.14404
Meeting of Board of Directors	08/06/2013	Interest on Capital	08/15/2013	Ordinary		0.06173
Meeting of Board of Directors	11/13/2013	Dividends	11/28/2013	Ordinary		0.27435
Meeting of Board of Directors	11/13/2013	Interest on Capital	11/28/2013	Ordinary		0.06859

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Parent Company Statements / Balance Sheet - Assets
(R$ thousand)

Code	Description	Current Year 12/31/2013	First prior year 12/31/2012	Second prior year 12/31/2011
1	Total assets	48,689,176	46,925,534	45,582,817
1.01	Current assets	5,054,174	8,386,446	8,886,953
1.01.01	Cash and cash equivalents	206,624	2,995,757	2,073,244
1.01.03	Trade receivables	1,992,704	2,032,431	3,516,800
1.01.04	Inventories	2,459,230	2,704,302	2,885,617
1.01.08	Other current assets	395,616	653,956	411,292
1.02	Non-current assets	43,635,002	38,539,088	36,695,864
1.02.01	Long-term receivables	4,134,846	3,526,732	3,852,937
1.02.01.06	Deferred taxes	2,612,998	1,869,775	1,300,650
1.02.01.09	Other non-current assets	1,521,848	1,656,957	2,552,287
1.02.02	Investments	27,005,592	23,356,506	22,573,890
1.02.03	Property, plant and equipment	12,418,095	11,636,182	10,247,845
1.02.04	Intangible assets	76,469	19,668	21,192

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Parent Company Statements / Balance Sheet – Liabilities
(R$ thousand)

Code	Description	Current Year 12/31/2013	First prior year 12/31/2012	Second prior year 12/31/2011
2	Total liabilities	48,689,176	46,925,534	45,582,817
2.01	Current liabilities	6,503,789	5,700,760	7,351,509
2.01.01	Payroll and related taxes	159,892	130,014	123,839
2.01.02	Trade payables	926,935	1,193,726	667,886
2.01.03	Taxes payable	150,066	118,365	122,648
2.01.04	Borrowings and financing	3,854,694	2,621,503	4,330,141
2.01.05	Other payables	1,138,956	1,383,179	1,872,865
2.01.06	Provisions	273,246	253,973	234,130
2.01.06.01	Provision for tax, social security, labor and civil risks	273,246	253,973	225,997
2.01.06.02	Other provisions	-	-	8,133
2.02	Non-current liabilities	34,088,817	32,607,877	30,245,487
2.02.01	Borrowings and financing	21,394,660	21,518,489	19,005,495
2.02.02	Other payables	10,173,732	8,927,096	9,718,976
2.02.04	Provisions	2,520,425	2,162,292	1,521,016
2.02.04.01	Provision for tax, social security, labor and civil risks	438,114	344,951	262,432
2.02.04.02	Other provisions	2,082,311	1,817,341	1,258,584
2.02.04.02.03	Provision for environmental liabilities and decommissioning of assets	365,716	400,487	313,094
2.02.04.02.04	Pension and healthcare plan	485,084	565,556	469,027
2.02.04.02.05	Provision for losses on investments	1,231,511	851,298	476,463
2.03	Shareholders’ equity	8,096,570	8,616,897	7,985,821
2.03.01	Issued capital	4,540,000	4,540,000	1,680,947
2.03.02	Capital reserves	30	30	30
2.03.04	Earnings reserves	2,839,568	3,690,543	7,671,620
2.03.04.01	Legal reserve	361,641	336,190	336,190
2.03.04.02	Statutory reserve	2,477,927	2,794,353	5,717,390
2.03.04.08	Additional dividends and interest on capital proposed	-	560,000	273,492
2.03.04.10	Investment reserve	-	-	1,344,548
2.03.08	Other comprehensive income	716,972	386,324	(1,366,776)

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DFP –– Annual Financial Statements – December 31, 2013 – CIA SIDERURGICA NACIONAL

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Parent Company Statements / Statements of Income
(R$ thousand)
Code	Description	Current Year 1/1/2013 to 12/31/2013	First Prior Year 01/01/2012 to 12/31/2012
3.01	Net revenue from sales and/or services	13,929,433	10,640,617
3.02	Cost of sales and/or services	(9,906,380)	(8,039,597)
3.03	Gross profit	4,023,053	2,601,020
3.04	Operating expenses/income	632,120	(1,009,748)
3.04.01	Selling expenses	(503,514)	(320,722)
3.04.02	General and administrative expenses	(337,348)	(332,425)
3.04.04	Other operating income	730,843	126,127
3.04.05	Other operating expenses	(760,311)	(1,814,321)
3.04.06	Share of profits of investees	1,502,450	1,331,593
3.05	Profit before finance income (costs) and taxes	4,655,173	1,591,272
3.06	Finance income (costs)	(3,938,379)	(3,033,404)
3.06.01	Finance income	74,290	287,527
3.06.02	Finance costs	(4,012,669)	(3,320,931)
3.06.02.01	Net exchange losses on financial instruments	(1,030,289)	(542,103)
3.06.02.02	Finance costs	(2,982,380)	(2,778,828)
3.07	Profit (loss) before taxes on income	716,794	(1,442,132)
3.08	Income tax and social contribution	(207,769)	1,022,019
3.09	Profit (loss) from continuing operations	509,025	(420,113)
3.11	Profit (loss) for the year	509,025	(420,113)
3.99	Earnings per share - (R$/share)	-	-
3.99.01	Basic earnings per share	-	-
3.99.01.01	Common shares	0,34913	(0,28815)
3.99.02	Diluted earnings per share	-	-
3.99.02.01	Common shares	0,34913	(0,28815)

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Parent Company Statements / Statement of Comprehensive Income
(R$ thousand)
Code	Description	Current Year 1/1/2013 to 12/31/2013	First Prior Year 01/01/2012 to 12/31/2012
4.01	Profit for the year	509,025	(420,113)
4.02	Other comprehensive income	330,648	1,753,100
4.02.01	Cumulative translation adjustments for the year	218,927	147,735
4.02.02	Actuarial (losses) gains on defined benefit pension plan, net of taxes	64,336	106,209
4.02.03	Available-for-sale assets, net of taxes	44,084	(8,329)
4.02.05	Impairment of available-for-sale assets, net of taxes	3,301	1,507,485
4.03	Comprehensive income for the year	839,673	1,332,987

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Parent Company Statements / Statement of Cash Flows – Indirect Method
(R$ thousand)
Code	Description	Current Year 1/1/2013 to 12/31/2013	First Prior Year 01/01/2012 to 12/31/2012
6.01	Net cash generated by operating activities	1,459,141	2,738,545
6.01.01	Cash generated from operations	2,640,048	2,525,466
6.01.01.01	Profit (loss) for the year	509,025	(420,113)
6.01.01.02	Charges on borrowings and financing	2,548,728	2,474,810
6.01.01.03	Charges on loans and financing granted	(44,215)	(17,356)
6.01.01.04	Depreciation, depletion and amortization	923,847	920,547
6.01.01.05	Share of profits (losses) of investees	(1,502,450)	(1,331,593)
6.01.01.06	Deferred income tax and social contribution	(651,444)	(1,022,019)
6.01.01.07	Provision for tax, social security, labor, civil and environmental risks	122,913	255,046
6.01.01.08	Inflation adjustment and exchange differences, net	1,194,406	483,201
6.01.01.09	Gain on derivative transactions	4,268	9,166
6.01.01.10	Impairment of available-for-sale assets	3,369	1,245,024
6.01.01.11	Residual value of permanent assets written off	12,548	3,617
6.01.01.13	Provision for actuarial liabilities	13,392	(29,955)
6.01.01.15	Gain on loss of control over Transnordestina	(473,899)	-
6.01.01.16	Other provisions	(20,440)	(44,909)
6.01.02	Changes in assets and liabilities	(1,180,907)	213,079
6.01.02.01	Trade receivables - third parties	(63,203)	90,402
6.01.02.02	Trade receivables - related parties	(305,903)	1,178,457
6.01.02.03	Inventories	156,961	117,202
6.01.02.04	Receivables from related parties	28,276	133,132
6.01.02.05	Recoverable taxes	(6,186)	146,080
6.01.02.06	Judicial deposits	(6,089)	15,263
6.01.02.07	Dividends received from related parties	351,622	275,806
6.01.02.09	Trade payables	(299,868)	440,823
6.01.02.10	Payroll and related taxes	142,917	(111,631)
6.01.02.11	Taxes in installments - REFIS	392,366	(123,687)
6.01.02.13	Payables to related parties	310,763	(4,166)
6.01.02.15	Interest paid	(1,889,682)	(2,027,268)
6.01.02.17	Interest on swaps paid	(4,617)	(10,591)
6.01.02.18	Interest received	2,420	-
6.01.02.19	Other	9,316	93,257
6.02	Net cash used in investing activities	(1,848,822)	(627,450)
6.02.01	investments	(127,549)	(698,420)
6.02.02	Purchase of property, plant and equipment	(1,658,895)	(1,627,071)
6.02.03	Cash from merger of subsidiaries	1,761	-
6.02.05	Capital reduction in subsidiary	-	1,855,208
6.02.07	Receipt/payment in derivative transactions	(12,688)	-
6.02.09	Purchase of intangible assets	(11)	(237)
6.02.10	Intercompany loans	(309,895)	(172,317)
6.02.11	Receipt of intercompany loans	258,455	15,387
6.03	Net cash used in financing activities	(2,399,452)	(1,173,330)
6.03.01	Borrowings and financing raised	1,363,253	2,712,471
6.03.03	Repayment of borrowings	(2,102,202)	(2,686,067)
6.03.05	Dividends and interest on capital paid	(1,660,503)	(1,199,734)

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Parent Company Statements / Statement of Cash Flows – Indirect Method
(R$ thousand)
Code	Description	Current Year 1/1/2013 to 12/31/2013	First Prior Year 01/01/2012 to 12/31/2012
6.04	Exchange differences on translating cash and cash equivalents	-	(15,252)
6.05	Increase (decrease) in cash and cash equivalents	(2,789,133)	922,513
6.05.01	Cash and equivalents at the beginning of the year	2,995,757	2,073,244
6.05.02	Cash and equivalents at the end of the year	206,624	2,995,757

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Parent Company Statements / Statement of Changes in Shareholders´ Equity - 1/1/2013 to 12/31/2013
(R$ thousand)
Code	Description	Paid-in capital	Capital reserve, granted options and treasury shares	Earnings reserves	Retained earnings or accumulated losses	Other comprehensive income	Shareholders’ equity
5.01	Opening balances	4,540,000	30	3,690,543		386,324	8,616,897
5.03	Adjusted opening balances	4,540,000	30	3,690,543		386,324	8,616,897
5.04	Capital transactions with shareholders			-560,000	-800,000		-1,360,000
5.04.06	Dividends				-610,000		-610,000
5.04.07	Interest on capital				-190,000		-190,000
5.04.11	Approval of additional dividends at the Annual Shareholders’ Meeting			-560,000			-560,000
5.05	Total comprehensive income				509,025	330,648	839,673
5.05.01	Profit for the year				509,025		509,025
5.05.02	Other comprehensive income					330,648	330,648
5.05.02.04	Translation adjustments for the year					218,927	218,927
5.05.02.07	Actuarial (losses) gains on defined benefit pension plan, net of taxes					64,336	64,336
5.05.02.08	Available-for-sale assets, net of taxes					44,084	44,084
5.05.02.10	Impairment of available-for-sale assets					3,301	3,301
5.06	Internal changes in shareholders' equity			-290,975	290,975		-
5.06.01	Recognition of reserves			25,451	-25,451		-
5.06.05	Reversal of statutory working capital reserve			-316,426	316,426		-
5.07	Closing balances	4,540,000	30	2,839,568	-	716,972	8,096,570

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Parent Company Statements / Statement of Changes in Shareholders´ Equity - 1/1/2012 to 12/31/2012
(R$ thousand)
Code	Description	Paid-in capital	Capital reserve, granted options and treasury shares	Earnings reserve	Retained earnings or accumulated losses	Other comprehensive income	Shareholders’ equity
5.01	Opening balances	1,680,947	30	7,671,620		-1,366,776	7,985,821
5.03	Adjusted opening balances	1,680,947	30	7,671,620		-1,366,776	7,985,821
5.04	Capital transactions with shareholders	2,859,053		-3,432,545			-573,492
5.04.01	Capital increases	2,859,053		-2,859,053
5.04.06	Dividends			-300,000			-300,000
5.04.07	Interest on capital			-560,000			-560,000
5.04.08	Declared interest on capital			560,000			560,000
5.04.09	Additional dividends approved at the Annual Shareholders’ Meeting			-273,492			-273,492
5.05	Total comprehensive income				-548,532	1,753,100	1,204,568
5.05.01	Profit for the year				-420,113		-420,113
5.05.02	Other comprehensive income				-128,419	1,753,100	1,624,681
5.05.02.04	Translation adjustments for the year					147,735	147,735
5.05.02.06	Actuarial (losses) gains on defined benefit pension plan, net of taxes					-22,210	-22,210
5.05.02.07	Available-for-sale assets, net of taxes					1,499,156	1,499,156
5.05.02.08	Reclassification of actuarial losses				-128,419	128,419
5.06	Internal changes in shareholders' equity			-548,532	548,532
5.06.04	Absorption of 2012 loss			-420,113	420,113
5.06.05	Absorption of actuarial losses			-128,419	128,419
5.07	Closing balances	4,540,000	30	3,690,543	-	386,324	8,616,897

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Parent Company Statements / Statement of Value Added
(R$ thousand)

Code	Description	Current Year 1/1/2013 to 12/31/2013	First Prior Year 01/01/2012 to 12/31/2012
7.01	Revenues	17,385,888	13,422,399
7.01.01	Sales of products and services	16,837,903	13,348,805
7.01.02	Other revenues	550,112	58,578
7.01.04	Allowance for (reversal of) doubtful debts	(2,127)	15,016
7.02	Raw materials acquired from third parties	(10,826,648)	(10,031,414)
7.02.01	Costs of sales and services	(9,494,642)	(7,644,242)
7.02.02	Materials, electric power, outside services and other	(1,336,872)	(1,129,547)
7.02.03	Impairment/recovery of assets	4,866	(1,257,625)
7.03	Gross value added	6,559,240	3,390,985
7.04	Retentions	(923,847)	(920,547)
7.04.01	Depreciation, amortization and depletion	(923,847)	(920,547)
7.05	Wealth created	5,635,393	2,470,438
7.06	Value added received as transfer	1,845,530	1,940,719
7.06.01	Share of profits of investees	1,502,450	1,331,593
7.06.02	Finance income	74,290	287,527
7.06.03	Other	268,790	321,599
7.07	Wealth for distribution	7,480,923	4,411,157
7.08	Wealth distributed	7,480,923	4,411,157
7.08.01	Personnel	1,119,233	926,812
7.08.01.01	Salaries and wages	890,264	696,600
7.08.01.02	Benefits	168,954	167,720
7.08.01.03	Severance pay fund (FGTS)	60,015	62,492
7.08.02	Taxes, fees and contributions	1,577,584	257,148
7.08.02.01	Federal	1,389,679	38,054
7.08.02.02	State	163,635	184,992
7.08.02.03	Municipal	24,270	34,102
7.08.03	Lenders and lessors	4,275,081	3,647,310
7.08.03.01	Interest	2,981,274	2,778,014
7.08.03.02	Leases	9,993	5,326
7.08.03.03	Other	1,283,814	863,970
7.08.04	Shareholders	509,025	(420,113)
7.08.04.01	Interest on capital	190,000	-
7.08.04.02	Dividends	610,000	-
7.08.04.03	Retained earnings (accumulated losses) for the year	(290,975)	(420,113)

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DFP –– Annual Financial Statements – December 31, 2013 – CIA SIDERURGICA NACIONAL

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Consolidated Financial Statements / Balance Sheet - Assets
(R$ thousand)

Code	Description	Current Year 12/31/2013	First prior year 12/31/2012	Second prior year 12/31/2011
1	Total assets	50,402,539	53,283,269	50,721,167
1.01	Current assets	16,402,042	19,098,586	20,163,976
1.01.01	Cash and cash equivalents	9,995,672	11,891,821	13,440,690
1.01.03	Trade receivables	2,522,465	2,661,417	2,146,662
1.01.04	Inventories	3,160,985	3,393,193	3,518,907
1.01.08	Other current assets	722,920	1,152,155	1,057,717
1.02	Non-current assets	34,000,497	34,184,683	30,557,191
1.02.01	Long-term receivables	4,636,608	3,920,971	4,544,261
1.02.01.02	Short-term investments measured at amortized cost	30,756	116,753	139,679
1.02.01.06	Deferred taxes	2,770,527	2,177,079	1,473,739
1.02.01.09	Other non-current assets	1,835,325	1,627,139	2,930,843
1.02.02	Investments	13,487,023	10,839,787	10,017,456
1.02.03	Property, plant and equipment	14,911,426	18,519,064	15,764,495
1.02.04	Intangible assets	965,440	904,861	230,979

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Consolidated Financial Statements / Balance Sheet – Liabilities
(R$ thousand)

Code	Description	Current Year 12/31/2013	First prior year 12/31/2012	Second prior year 12/31/2011
2	Total liabilities	50,402,539	53,283,269	50,721,167
2.01	Current liabilities	5,564,230	6,550,899	6,390,148
2.01.01	Payroll and related taxes	208,921	184,963	164,942
2.01.02	Trade payables	1,102,037	2,025,461	1,102,600
2.01.03	Taxes payable	304,095	272,766	318,315
2.01.04	Borrowings and financing	2,642,807	2,169,122	2,598,045
2.01.05	Other payables	972,851	1,582,040	1,939,199
2.01.06	Provisions	333,519	316,547	267,047
2.01.06.01	Provision for tax, social security, labor and civil risks	333,519	316,547	258,914
2.01.06.02	Other provisions	-		8,133
2.02	Non-current liabilities	36,769,250	37,724,857	35,913,849
2.02.01	Borrowings and financing	25,103,623	27,135,582	24,551,642
2.02.02	Other payables	10,061,571	9,009,049	10,210,273
2.02.03	Deferred taxes	268,833	238,241	19,763
2.02.04	Provisions	1,335,223	1,341,985	1,132,171
2.02.04.01	Provision for tax, social security, labor and civil risks	479,664	371,697	346,285
2.02.04.02	Other provisions	855,559	970,288	785,886
2.02.04.02.03	Provision for environmental liabilities and decommissioning of assets	370,454	565,591	469,050
2.02.04.02.04	Pension and healthcare plan	485,105	404,697	316,836
2.03	Shareholders’ equity	8,069,059	9,007,513	8,417,170
2.03.01	Issued capital	4,540,000	4,540,000	1,680,947
2.03.02	Capital reserves	30	30	30
2.03.04	Earnings reserves	2,839,568	3,690,543	7,671,620
2.03.04.01	Legal reserve	361,641	336,190	336,190
2.03.04.02	Statutory reserve	2,477,927	2,794,353	5,717,390
2.03.04.08	Additional dividends proposed	-	560,000	273,492
2.03.04.11	Investment reserve	-	-	1,344,548
2.03.08	Other comprehensive income	716,972	386,324	(1,366,776)
2.03.09	Non-controlling interests	(27,511)	390,616	431,349

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Consolidated Financial Statements / Statements of Income
(R$ thousand)
Code	Description	Current Year 1/1/2013 to 12/31/2013	First Prior Year 01/01/2012 to 12/31/2012
3.01	Net revenue from sales and/or services	17,312,432	15,228,589
3.02	Cost of sales and/or services	(12,422,706)	(11,258,667)
3.03	Gross profit	4,889,726	3,969,922
3.04	Operating expenses/income	(1,769,972)	(3,251,353)
3.04.01	Selling expenses	(874,875)	(773,488)
3.04.02	General and administrative expenses	(485,090)	(467,920)
3.04.04	Other operating income	566,063	110,901
3.04.05	Other operating expenses	(1,134,208)	(2,762,282)
3.04.06	Share of profits of investees	158,138	641,436
3.05	Profit before finance income (costs) and taxes	3,119,754	718,569
3.06	Finance income (costs)	(2,511,599)	(2,151,351)
3.06.01	Finance income	171,984	391,844
3.06.02	Finance costs	(2,683,583)	(2,543,195)
3.06.02.01	Net exchange gains on financial instruments	56,157	4,490
3.06.02.02	Finance costs	(2,739,740)	(2,547,685)
3.07	Profit (loss) before taxes on income	608,155	(1,432,782)
3.08	Income tax and social contribution	(74,161)	952,208
3.09	Profit (loss) from continuing operations	533,994	(480,574)
3.11	Consolidated profit (loss) for the year	533,994	(480,574)
3.11.01	Attributed to owners of the Company	509,025	(420,113)
3.11.02	Attributed to non-controlling interests	24,969	(60,461)
3.99	Earnings per share - (R$/share)
3.99.01	Basic earnings per share
3.99.01.01	Common shares	0,34913	(0,28815)
3.99.02	Diluted earnings per share
3.99.02.01	Common shares	0,34913	(0,28815)

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Consolidated Financial Statements / Statement of Comprehensive Income
(R$ thousand)
Code	Description	Current Year 1/1/2013 to 12/31/2013	First Prior Year 01/01/2012 to 12/31/2012
4.01	Consolidated profit for the year	533,994	(480,574)
4.02	Other comprehensive income	330,648	1,753,100
4.02.01	Translation adjustments for the year	218,927	147,735
4.02.02	Actuarial (losses) gains on defined benefit pension plan, net of taxes	64,336	106,209
4.02.03	Available-for-sale assets, net of taxes	44,084	(8,329)
4.02.05	Impairment of available-for-sale assets, net of taxes	3,301	1,507,485
4.03	Consolidated comprehensive income for the year	864,642	1,272,526
4.03.01	Attributed to owners of the Company	839,673	1,332,987
4.03.02	Attributed to non-controlling interests	24,969	(60,461)

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Consolidated Financial Statements / Statement of Cash Flows – Indirect Method
(R$ thousand)
Code	Description	Current Year 1/1/2013 to 12/31/2013	First Prior Year 01/01/2012 to 12/31/2012
6.01	Net cash generated by operating activities	2,198,079	2,528,973
6.01.01	Cash generated from operations	4,147,256	4,208,865
6.01.01.01	Profit (loss) for the year attributable to owners of the Company	509,025	(420,113)
6.01.01.02	Profit (loss) for the year attributable to non-controlling interests	24,969	(60,461)
6.01.01.03	Charges on borrowings and financing	2,233,500	2,203,057
6.01.01.04	Depreciation, depletion and amortization	1,155,593	1,100,472
6.01.01.05	Share of profits (losses) of investees	(158,138)	(641,436)
6.01.01.06	Deferred income tax and social contribution	(1,216,594)	(1,274,207)
6.01.01.07	Provision for tax, social security, labor, civil and environmental risks	97,371	232,308
6.01.01.08	Inflation adjustment and exchange differences, net	1,638,653	1,010,237
6.01.01.09	Gain on derivative transactions	25,597	13,739
6.01.01.10	Impairment of available-for-sale security	5,002	2,022,793
6.01.01.11	Residual value of permanent assets written off	31,660	9,759
6.01.01.13	Provision for actuarial liabilities	13,488	(30,655)
6.01.01.14	Impairment loss adjustment	48,469	-
6.01.01.15	Gain on loss of control over Transnordestina	(473,899)	-
6.01.01.16	Impairment of the Transnordestina old railway system	216,446	-
6.01.01.17	Other provisions	(3,886)	43,372
6.01.02	Changes in assets and liabilities	(1,949,177)	(1,679,892)
6.01.02.01	Trade receivables - third parties	(225,028)	55,349
6.01.02.02	Trade receivables - related parties	(62,795)	(318,080)
6.01.02.03	Inventories	259,301	164,755
6.01.02.04	Receivables from related parties	(54,931)	(4,393)
6.01.02.05	Recoverable taxes	486,787	172,402
6.01.02.06	Judicial deposits	5,821	32,595
6.01.02.07	Dividends received from related parties	324,180	247,403
6.01.02.08	Trade payables	(841,157)	727,337
6.01.02.09	Payroll and related taxes	148,556	(110,999)
6.01.02.10	Taxes in installments - REFIS	446,443	(125,896)
6.01.02.12	Payables to related parties	(3,063)	-
6.01.02.14	Interest paid	(2,376,537)	(2,447,407)
6.01.02.15	Interest on swaps paid	(4,617)	(39,040)
6.01.02.17	Other	(52,137)	(33,918)
6.02	Net cash used in investing activities	(2,245,806)	(3,102,210)
6.02.01	Investments	(5,131)	(166,915)
6.02.02	Purchase of property, plant and equipment	(2,489,569)	(2,736,452)
6.02.03	Cash from merger of subsidiaries	-	14,880
6.02.07	Receipt/payment in derivative transactions	426,328	65,931
6.02.08	Acquisition of subsidiaries	-	(301,192)
6.02.09	Purchase of intangible assets	(635)	(1,388)
6.02.10	Cash and cash equivalents on the loss of control over Transnordestina	(146,475)	-
6.02.11	Short-term investment, net of redeemed amount	(30,324)	22,926
6.03	Net cash used in financing activities	(1,881,419)	(855,779)
6.03.01	Borrowings and financing raised	1,697,363	3,520,263
6.03.02	Repayment of borrowings	(1,923,703)	(2,429,046)

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Consolidated Financial Statements / Statement of Cash Flows – Indirect Method
(R$ thousand)
Code	Description	Current Year 1/1/2013 to 12/31/2013	First Prior Year 01/01/2012 to 12/31/2012
6.03.03	Repayments of principal - acquisition of subsidiaries	-	(803,456)
6.03.04	Dividends and interest on capital paid	(1,660,503)	(1,199,734)
6.03.05	Capital contribution by non-controlling shareholders	5,424	56,194
6.04	Exchange differences on translating cash and cash equivalents	32,997	(119,853)
6.05	Increase (decrease) in cash and cash equivalents	(1,896,149)	(1,548,869)
6.05.01	Cash and equivalents at the beginning of the year	11,891,821	13,440,690
6.05.02	Cash and equivalents at the end of the year	9,995,672	11,891,821

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Consolidated Financial Statements / Statement of Changes in Equity - 1/1/2013 to 12/31/2013
(R$ thousand)
Code	Description	Paid-in capital	Capital reserve, granted options and treasury shares	Earnings reserve	Retained earnings (accumulated losses)	Other comprehensive income	Shareholders' equity	Non-controlling interests	Consolidated shareholders' equity
5.01	Opening balances	4,540,000	30	3,690,543		386,324	8,616,897	390,616	9,007,513
5.03	Adjusted opening balances	4,540,000	30	3,690,543		386,324	8,616,897	390,616	9,007,513
5.04	Capital transactions with shareholders			-560,000	-800,000		-1,360,000		-1,360,000
5.04.06	Dividends				-610,000		-610,000		-610,000
5.04.07	Interest on capital				-190,000		-190,000		-190,000
5.04.11	Approval of additional dividends at the Annual Shareholders’ Meeting			-560,000			-560,000		-560,000
5.05	Total comprehensive income				509,025	330,648	839,673	24,969	864,642
5.05.01	Profit for the year				509,025		509,025	24,969	533,994
5.05.02	Other comprehensive income					330,648	330,648		330,648
5.05.02.04	Translation adjustments for the year					218,927	218,927		218,927
5.05.02.07	Actuarial (losses) gains on defined benefit pension plan, net of taxes					64,336	64,336		64,336
5.05.02.08	Available-for-sale assets, net of taxes					44,084	44,084		44,084
5.05.02.10	Impairment of available-for-sale assets					3,301	3,301		3,301
5.06	Internal changes in shareholders' equity			-290,975	290,975			-443,096	-443,096
5.06.01	Recognition of reserves			25,451	-25,451
5.06.04	Reversal of statutory working capital reserve			-316,426	316,426
5.06.05	Non-controlling interests in subsidiaries							-443,096	-443,096
5.07	Closing balances	4,540,000	30	2,839,568	0	716,972	8,096,570	-27,511	8,069,059

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Consolidated Financial Statements / Statement of Changes in Equity - 1/1/2012 to 12/31/2012
(R$ thousand)
Code	Description	Paid-in capital	Capital reserve, granted options and treasury shares	Earnings reserve	Retained earnings/ (accumulated losses)	Other compre-hensive income	Shareholders´ Equity	Non-controlling interests	Consolidated shareholders' equity
5.01	Opening balances	1,680,947	30	7,671,620		-1,366,776	7,985,821	431,349	8,417,170
5.03	Adjusted opening balances	1,680,947	30	7,671,620		-1,366,776	7,985,821	431,349	8,417,170
5.04	Capital transactions with shareholders	2,859,053		-3,432,545			-573,492		-573,492
5.04.01	Capital increases	2,859,053		-2,859,053					0
5.04.06	Dividends			-300,000			-300,000		-300,000
5.04.07	Interest on capital			-560,000			-560,000		-560,000
5.04.08	Declared interest on capital			560,000			560,000		560,000
5.04.09	Additional dividends approved at the Annual Shareholders’ Meeting			-273,492			-273,492		-273,492
5.05	Total comprehensive income				-548,532	1,753,100	1,204,568	-60,461	1,144,107
5.05.01	Profit for the year				-420,113		-420,113	-60,461	-480,574
5.05.02	Other comprehensive income				-128,419	1,753,100	1,624,681		1,624,681
5.05.02.04	Translation adjustments for the year					147,735	147,735		147,735
5.05.02.06	Actuarial (losses) gains on defined benefit pension plan, net of taxes					-22,210	-22,210		-22,210
5.05.02.07	Available-for-sale assets, net of taxes					1,499,156	1,499,156		1,499,156
5.05.02.09	Reclassification of actuarial losses				-128,419	128,419			0
5.06	Internal changes in shareholders' equity			-548,532	548,532			19,728	19,728
5.06.04	Absorption of 2012 loss			-420,113	420,113				0
5.06.05	Absorption of actuarial losses			-128,419	128,419				0
5.06.06	Non-controlling interests in subsidiaries							19,728	19,728
5.07	Closing balances	4,540,000	30	3,690,543	0	386,324	8,616,897	390,616	9,007,513

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Consolidated Financial Statements / Statement of Value Added
(R$ thousand)
Code	Description	Current Year 1/1/2013 to 12/31/2013	First Prior Year 01/01/2012 to 12/31/2012
7.01	Revenues	20,914,567	18,317,816
7.01.01	Sales of products and services	20,572,836	18,243,207
7.01.02	Other revenues	344,371	61,202
7.01.04	Allowance for (reversal of) doubtful debts	(2,640)	13,407
7.02	Raw materials acquired from third parties	(13,417,176)	(14,095,311)
7.02.01	Costs of sales and services	(11,353,061)	(10,162,852)
7.02.02	Materials, electric power, outside services and other	(2,082,205)	(1,883,786)
7.02.03	Impairment/recovery of assets	18,090	(2,048,673)
7.03	Gross value added	7,497,391	4,222,505
7.04	Retentions	(1,155,593)	(1,100,472)
7.04.01	Depreciation, amortization and depletion	(1,155,593)	(1,100,472)
7.05	Wealth created	6,341,798	3,122,033
7.06	Value added received as transfer	3,570,647	2,616,317
7.06.01	Share of profits of investees	158,138	641,436
7.06.02	Finance income	171,984	391,844
7.06.03	Other	3,240,525	1,583,037
7.07	Wealth for distribution	9,912,445	5,738,350
7.08	Wealth distributed	9,912,445	5,738,350
7.08.01	Personnel	1,537,985	1,315,389
7.08.01.01	Salaries and wages	1,256,728	1,037,792
7.08.01.02	Benefits	210,202	204,866
7.08.01.03	Severance pay fund (FGTS)	71,055	72,731
7.08.02	Taxes, fees and contributions	1,917,542	772,588
7.08.02.01	Federal	1,485,593	344,776
7.08.02.02	State	395,661	384,366
7.08.02.03	Municipal	36,288	43,446
7.08.03	Lenders and lessors	5,922,924	4,130,947
7.08.03.01	Interest	2,742,607	2,551,444
7.08.03.02	Leases	15,883	9,770
7.08.03.03	Other	3,164,434	1,569,733
7.08.04	Shareholders	533,994	(480,574)
7.08.04.01	Interest on capital	190,000	-
7.08.04.02	Dividends	610,000	-
7.08.04.03	Retained earnings (accumulated losses) for the year	(290,975)	(420,113)
7.08.04.04	Non-controlling interests in retained earnings	24,969	(60,461)

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2013 MANAGEMENT REPORT

1-     MESSAGE FROM MANAGEMENT

Times of global economic turbulence are particularly challenging. But they also create opportunities for those who can glimpse them – it’s just a question of looking on the bright side. And that is how CSN advances: believing and investing in Brazil.

In 2013, the Company played a major role in building the stadiums for Brazil’s World Cup, supplying the steel for the new arenas. The year also saw the start-up of the new long steel plant in Volta Redonda (RJ), which will allow the Company to expand its product portfolio and increase sales to markets with good prospects in the coming years, such as construction. For a company that in 70 years of operations has built a reputation for quality and excellence in the manufacture of flat steel for the auto and home appliance industries, it is a challenge to strengthen its long steel portfolio through production in Brazil and begin to compete in this fragmented market. There will also be synergies with the upturn in cement production, another area in which CSN is expanding its operations.

The positive results in 2013 show that the Company’s strategy of focusing on a constant increase in productivity and efficiency was correct. Consolidated net revenue totaled R$17.3 billion, a new record, while net revenue from steel operations came to R$12.4 billion. Sales volume amounted to 6.1 million tonnes, 5% more than in 2012, while domestic sales volume totaled 4.7 million tonnes of flat steel, also a new record.

The Company invested R$2.8 billion in 2013, preparing the ground for new production and sales records in the years ahead. In the mining sector alone, one of the most prosperous and profitable, CSN invested around R$700 million.

It is this unshakable belief in the potential of Brazil and the Brazilians that drives CSN, whether through construction of the Transnordestina railway, which will bring development to the Northeast backlands and change the lives of thousands, or through the expansion of mining activities, generating more wealth for the country. Efficiency and profitability, respect for the environment and integration with our surrounding communities are permanent values of the Company. We are proud of what we do and we will continue to do what we have always done – producing more and performing better.

Benjamin Steinbruch

Chairman of the Board of Directors

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2-     THE COMPANY

CSN is a highly integrated company, with interests in steel, mining, cement, logistics and energy.

It operates throughout the entire steel production chain, from the mining of iron ore to the production and sale of a diversified range of high value-added steel products. Thanks to its integrated production system and exemplary management, CSN’s production costs are among the lowest in the global steel sector.

In 2013, CSN sold 6.1 million tonnes of steel, 5% up on 2012 and a new record, mostly fueled by domestic sales, which totaled 4.7 million tonnes.

The wholly owned mine, Casa de Pedra, located in Congonhas, Minas Gerais, supplies the Company with the high-quality iron ore needed to produce steel. With proven and probable reserves of 1.4 billion tonnes, its current production capacity is 21 million tonnes per year.

Together with its jointly-owned subsidiary NAMISA, CSN has been selling iron ore on the seaborne market since 2007. It also runs two port terminals in Itaguaí (RJ): Tecar, from where iron ore is shipped to the seaborne market, and a container terminal, Sepetiba Tecon. With the Casa de Pedra mine, CSN has been consolidating its position as an important player in the seaborne market and is currently, in conjunction with NAMISA, Brazil’s second-largest producer. Most iron ore exports goes to Asia, Europe and the Middle East.

The complementary nature of the steel and cement industries led CSN to enter the cement market in 2009, adding value to the slag generated by crude steel production.

In addition to the limestone used to produce steel at the Presidente Vargas Steelworks, in Volta Redonda, as of 2011 the Arcos mine, in Minas Gerais, began supplying non-steel limestone for the production of clinker, one of the main inputs for cement production. As a result, CSN’s operations have become even more integrated through verticalization, thereby enhancing competitiveness and profitability.

The Company is also one of Brazil’s largest industrial electricity consumers but has sufficient generation assets to ensure its self-sufficiency. In order to increase its current generating capacity of 425 MW, it is concluding the installation of a 21 MW top turbine in the Presidente Vargas Steelworks.

3- OUTLOOK, STRATEGY AND INVESTMENTS

CSN has been investing in modernizing its facilities in its five highly-integrated segments, as well as expanding production capacity, always seeking to maximize returns for its shareholders. In addition to investing in organic growth projects, it also analyzes opportunities for acquisitions and strategic alliances, both in Brazil and abroad

3.1- STEEL

The Presidente Vargas Steelworks is CSN’s most important unit, with an installed crude steel production capacity of 5.6 million tonnes per year. In 2013, it produced 4.5 million tonnes of crude steel, while the rolled steel production reached 4.6 million tonnes.

The Company has been diversifying its steel activities, entering the long steel segment through the construction of a plant in Volta Redonda, which will produce 500,000 tonnes per year, including rebar and wire rods.

It also has three subsidiaries abroad, CSN LLC, located in Terre Haute, Indiana, U.S.A., which operates in the flat steel segment, with cold-rolling and galvanizing units; Lusosider, in Paio Pires, Portugal, which produces coated rolled steel; and SWT, in Unterwellenborn, Germany, with an annual production capacity of 1 million tonnes of steel profiles for civil and industrial construction.

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3.2- MINING

CSN is Brazil’s second largest iron ore exporter. In 2013, finished iron ore product sales from the Casa de Pedra and NAMISA mines totaled 25.7 million tonnes. The Company also produced 5.7 million tonnes of iron ore for its own consumption.

Additionally, in a first expansion phase, CSN is planning to increase Casa de Pedra’s production capacity to 40 million tonnes per year, while . Tecar, the Company’s terminal in the Port of Itaguaí, reached an iron ore shipment capacity of 45 million tonnes in 2013.

3.3- CEMENT

In 2009, CSN implanted its first cement grinding plant in Volta Redonda, with an annual capacity of 2.4 million tonnes. In 2013, the unit produced and sold approximately 2.0 million tonnes of cement.

The Company also intends to expand its cement production capacity to 5.4 million tonnes per year. The additional 3.0 million tonnes will come from a plant that will be integrated with a grinding unit and clinker furnace in Arcos, where the Company already operates a clinker furnace, using limestone from its own mine.

3.4 – LOGISTICS

Ports

Sepetiba Tecon, managed by CSN, is a cargo hub port and one of the biggest container terminals in Rio de Janeiro and one of the largest in its segment in Brazil.

In order to expand the terminal, the Company has been investing in infrastructure, including the acquisition of new equipment and the equalization of Berth 301. This project will transform Berth 301 into a continuous quay, allowing it to handle several large vessels simultaneously, thereby raising capacity to more than 600,000 TEUs1 per year.

1 TEU (Twenty‐Foot Equivalent Unit) - transportation unit equivalent to a standard 20-feet intermodal container

Railways

CSN retains an interest in three rail companies: MRS Logística, Transnordestina Logística S.A. and FTL (Ferrovia Transnordestina Logística).

MRS

CSN holds, directly and indirectly, a 33.27% voting-capital interest in MRS Logística, which operates the former Southeastern Network of the Federal Railways (RFFSA), in the Rio de Janeiro - São Paulo - Belo Horizonte corridor. MRS’ rail services play a vital role in supplying the Presidente Vargas Steelworks with raw materials, such as iron ore, coke and coal. It also transports all the iron ore for export, as well as some of CSN’s steel and cement output.

Transnordestina Logística S.A. (TLSA)

With the support of the federal government, TLSA is building Nova Transnordestina, a 1,728 km-long railway connecting the rail terminal in Eliseu Martins (PI) to the Ports of Suape (PE) and Pecém (CE), crossing several cities in the states of Piauí, Pernambuco and Ceará. The railway’s projected annual operating capacity of 30 million tonnes will play a crucial role in the development of the Northeast and provide logistical support for the region's economic expansion in the oil and by-product, grain, mining and agricultural sectors, among others. At the close of 2013, CSN held 77.3% of TLSA.

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Ferrovia Transnordestina Logística S.A.  (FTL)

CSN retains 88.41% of FTL, which operates the former Northeastern network of the RFFSA. The railway  crosses the states of Maranhão, Piauí, Ceará, Rio Grande do Norte, Paraíba, Pernambuco and Alagoas, with a total extension of 4,534 km and a current operating capacity of around 2 million tonnes per year. Its main cargo includes fuel, cement, aluminum, ore, among others.

4- MAIN CORPORATE EVENTS

Spin-off of Transnordestina

On December 27, 2013, the Company approved the partial spin-off of TLSA with the merger of the spun-off portion by FTL. The operation was part of a proposed business reorganization and resulted in the segregation, by FTL, of almost all the assets associated with Network I, which comprises the stretches of track between São Luís and Mucuripe, Arrojado and Recife, Itabaiana and Cabedelo, Recife and Macau, and Propriá and Jorge Lins. TLSA retained the assets and liabilities associated with Network II which comprises the stretches between Missão Velha and Salgueiro, Salgueiro and Trindade, Trindade and Eliseu Martins, Salgueiro and Porto de Suape and Missão Velha and Porto de Pecém.

As a result of the partial spin-off of TLSA and the consequent entry into effect of the new shareholders’ agreement, control of TLSA began to be shared with certain public shareholders, who had veto rights over certain important corporate decisions. Consequently, CSN ceased to consolidate TLSA and began recognizing it in accordance with the equity accounting method. TLSA assumed all the costs and expenses associated with the spin-off, totaling approximately R$8.7 million, including expenses with publications, auditors, appraisers, lawyers and other professional specialists hired to assist with the operation.

Partial Spin-off of Prada and CSN Cimentos and Merger of Florestal Nacional

On September 30, 2013, the Company approved the partial spin-off of two of its subsidiaries, Companhia Metalúrgica Prada and CSN Cimentos S.A., with the merger, by CSN, of the respective spun-off net assets. On the same date, CSN also merged its subsidiary Florestal Nacional S.A., succeeding it in all its rights and obligations. These corporate operations, in addition to bringing economic benefits, will optimize the processes and maximize the results of all the companies involved, concentrating, in a single organizational structure, certain activities and shareholding interests. CSN assumed all the corresponding costs and expenses, totaling around R$100,000, including expenses with lawyers, appraisers, advisors and publications.

5- CORPORATE GOVERNANCE

Investor Relations

In 2013 CSN continued to expand its communications with the capital market, improving investors’ perception of its basic fundamentals and helping reduce funding costs. To this end, the Company took part in around 250 meetings and conference calls, involving more than 500 analysts and investors.

Capital Stock

CSN is controlled by Vicunha Siderurgia S.A. and Rio Iaco Participações S.A., which retain 47.86% and 3.99% of the Company’s total capital, respectively. Management is exercised by the Board of Directors and Board of Executive Officers.

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▪  All of CSN’s shares are common shares, each share representing one vote at Shareholder's Meetings;

▪  More than 46% of CSN’s shares are traded on stock markets, mainly the BOVESPA and the NYSE.

Annual Shareholders’ Meeting

The Annual Shareholders’ Meeting, the Company’s sovereign body, meets once a year, in accordance with the prevailing legislation, to elect the members of the Board of Directors, examine management’s accounts and the financial statements, and decide on the allocation of annual net income and the payment of dividends, among other matters. Whenever necessary, Extraordinary Shareholders’ Meetings may be called to decide on specific issues that are not within the normal scope of the Annual Meeting.

Board of Directors

The Board of Directors comprises up to eleven members, who meet on a routine basis on the dates established by the annual calendar approved by it and on an extraordinary basis whenever necessary. Members are elected for a one-year term of office, re-election being permitted. The current Board of Directors is composed of seven members.

Its responsibilities include defining and monitoring the Company’s policies and strategies, overseeing the activities of the Board of Executive Officers and deciding on relevant matters involving the Company’s businesses and operations. It is also responsible for electing and removing the executive officers and may, if necessary, constitute special advisory committees to help in the execution of its duties

Board of Executive Officers

The Board of Executive Officers is responsible for managing and administering the Company's business, always in line with the guidelines and resolutions of the Board of Directors and the Annual Shareholders’ Meeting. It currently comprises four officers, including the Chief Executive Officer, who meet whenever called to do so by the CEO or two other officers. Each officer is responsible for conducting the operations of his or her respective area. Officers are elected for a two-year term, re-election being permitted.

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Audit Committee

The Audit Committee has autonomy to make decisions on all matters concerning Sections 301 and 407 of the Sarbanes-Oxley Act. Its main responsibilities include evaluating, analyzing and making recommendations to the Board of Directors on matters concerning the indication, hiring and compensation of the external auditors, as well as accompanying the internal and external audits. In regard to the hiring of external auditors, special procedures are adopted to ensure that there are no conflicts of interest, dependence or loss of objectivity on the part of the auditors in their relations with the Company.

Internal Audit

CSN maintains an internal audit department, which acts independently within the organization to assist and communicate material facts to the Board of Directors, the Audit Committee and the Board of Executive Officers. It is responsible for ensuring the appropriate allocation of resources and protecting the assets of the CSN Group companies, providing support for compliance with the planned results, upgrading processes and internal controls in order to enhance financial and operating performance, as well as preventing the risk of losses or fraud and, consequently, any damage to CSN’s corporate image. The Company also provides several communication channels through which employees, clients, suppliers and third parties can report unlawful acts and irregularities that may affect the financial statements of CSN and its subsidiaries.

Independent Auditors

The independent auditors, Deloitte Touche Tohmatsu Auditores Independentes, who provided auditing services to CSN and its subsidiaries in 2013, were also hired to perform services in addition to those related to the audit of the financial statements. It is the belief of both the Company and its independent auditors that these services, do not affect the latter’s independence.

Audit fees

Refers to the audit of the annual financial statements and the review of the Company’s quarterly reports.

Audit-related fees

Refers to the diligence procedures and the preparation and issue of comfort letters for proposed issues of securities by the Company’s subsidiaries abroad.

Amounts related to services provided by the Company’s auditors	(R$ ‘000)
Audit fees	3,399
Audit-related fees	767
Total	4,167

Services additional to the examination of the financial statements are submitted for prior approval to the Audit Committee in order to ensure that, based on the pertinent legislation, they do not represent a conflict of interest or jeopardize the auditors’ independence or objectivity.

In accordance with CVM Instruction 480/09, on February 27, 2014, the Board of Executive Officers declared that they had discussed, reviewed, and were in full agreement with the opinions expressed in the independent auditors’ report and with the financial statements for the fiscal year ended December 31, 2013.

Sarbanes-Oxley Act

The Company maintains a Corporate Risk Management area, whose main responsibilities include mapping and evaluating, in conjunction with the process managers, all the internal controls needed to mitigate risks inherent to the Company’s operations that may impact its financial statements, as well as ensuring compliance with laws, regulations and internal policies, through the existing structure of internal controls. It is also responsible for reporting the results of this evaluation to senior management and the Audit Committee, as well as monitoring the action plans drawn up to remedy any deficiencies identified in the processes.

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The Internal Audit area, which reports to the Board of Directors, is also responsible for monitoring the internal controls through the implementation of independent tests.

The Company is in the final stage of certification of its internal controls related to the 2013 Consolidated Financial Statements, in compliance with Section 404 of the Sarbanes-Oxley Act (SOX).

In 2013, tests were carried out to evaluate the effectiveness of internal controls in CSN (Presidente Vargas Steelworks, Casa de Pedra mine and CSN Porto Real), Namisa, CSN Cimentos, Transnordestina Logística S.A. - TLSA and Stahlwerk Thüringen GmbH - SWT, all of which are considered significant for SOX certification.

Code of Ethics

The CSN companies maintain a Code of Ethics, whose objective is to establish guidelines governing the personal and professional conduct expected in relations with employees, clients, shareholders, suppliers, communities, competitors and the environment.

The code is delivered to members of staff during the corporate integration training course and is used as a declaration of conduct in the company and of the commitments assumed. Its content is in the public domain and is available at www.csn.com.br.

One issue that has been a permanent feature of the Code since its inception is the rules governing “Trading in the Company’s Shares”, based on CVM Instruction 358/2002.

Disclosure of Material Acts and Facts

CSN maintains a Material Act or Fact Disclosure Policy, which determines that all such disclosures must contain information that is accurate, appropriate, transparent and timely, in accordance with CVM Instruction 358/2002 and Section 409 of the Sarbanes-Oxley Act – Real Time Issuer Disclosure. All material acts or facts are disclosed in the markets in Brazil (BOVESPA) and the United States (NYSE) where the Company’s shares are traded.

6- INNOVATION

Aiming to meet new market demands and the expectations of its clients, CSN has been investing in the research and development of new products. The main projects are listed below:

•         High-strength dual-phase steel for vehicle bodies whose demand will be fueled by the Brazilian government’s INOVAR-AUTO program;

•         Galvanized steel for hot stamping (press hardenable steel), increasing the Company’s competitiveness in the automotive market.

•         IF (interstitial free) long steel for wire rods.

2013 saw the consolidation of certain products developed recently by CSN, including a new type of hot-rolled steel for the construction industry, high-strength galvanized steels for the automotive sector and specially-developed sheets for aerosol cans.

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7- PEOPLE

CSN’s Human Resources management model is based on five pillars – Attract; Align and Engage; Evaluate; Develop; Recognize and Reward – and invests in projects aimed at professional development and improvement, thereby contributing to the growth of the organization and its people. CSN closed 2013 with around 22,000 employees and a turnover rate of 14.0%, one of the lowest in the industrial sector.

Throughout the year, a series of HR programs were consolidated. The School for Leaders – Leadership Development Program – held the third and fourth modules for managers (Leader Manager and Leader Coach, respectively), as well as the Organizational Culture Alignment Module for newly-admitted or promoted managers, for around 90 executives and 360 coordinators and supervisors.

The Company also invests in training programs for youngsters. In 2013, 450 interns took part, while the Capacitar program, geared towards high school graduates aged between 18 and 24, had 267 participants.

It is also worth mentioning the implantation in 2013 of a new HR management system, the HCM – Human Capital Management SAP system, which links all the HR subsystems with all the other group companies in Brazil and is designed to standardize HR practices and permit the integrated management of the organization’s other procedures.

8- SOCIAL RESPONSIBILITY

CSN’s social responsibility projects were created to value the potential of each region where it operates and their respective communities, in partnership with local government and society. In 2013, it invested R$13.6 million in the educational, cultural, sporting and health areas through CSN Foundation initiatives and through projects developed by external institutions, using tax incentive mechanisms.

The CSN Foundation’s cultural and educational initiatives are epitomized by the Garoto Cidadão (Kid Citizen) project, which provides extracurricular social and cultural activities for more than two thousand socially vulnerable children and teenagers, In addition, young film makers produced four documentaries through the Histórias que Ficam (Stories that Last) program. which have already won 12 prizes at various festivals.

The Foundation maintains two technical schools in Volta Redonda and Congonhas, which had more than 1,300 students in 2013, around 400 of whom on scholarships, while the Bela Vista Hotel-School offers aspiring youngsters 176 places per year for courses in hotel management, providing professional qualification in various service areas.

The Company’s sponsorships included the show “Villa Lobos Superstar”, initiatives in conjunction with the São Paulo Museum of Modern Art, the development of individual athletes and various other sports projects.

CSN also sponsors projects developed by institutions registered with the Municipal Councils for Children and Teenagers’ Rights and supports the initiatives of the Barretos Cancer Hospital through the National Cancer Awareness  Program.

9- ENVIRONMENTAL RESPONSIBILITY

Fully committed to developing its activities in a sustainable manner, CSN invests continuously in environmental management and in maintaining relations with its surrounding communities. Most of its operations have received ISO 14001 environmental certification and all its environmental controls are audited for compliance with the Sarbanes-Oxley Act (SOX), thereby helping reduce the environmental risk of its activities.

The Company prioritizes the rational use of natural resources, developing, operating and maintaining improvement projects and initiatives for increasing the volume of recirculated water, as well as reusing most of the waste generated by its operations.

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It has been compiling an inventory of its greenhouse gas emissions since 2010, establishing a strategy based on carbon management and risk mitigation. It is also a member of the Climate Forum group of companies, organized by the Ethos Institute for Social Responsibility to discuss issues associated with the Carbon Disclosure Project (CDP).

It has also been mapping its stakeholders and the social, economic and environmental indicators of all its operations in line with Global Reporting Initiative guidelines, permitting an objective diagnosis of its social and environmental performance.

CSN has also initiated environmental education projects with an emphasis on issues related to historical and natural heritage, as well as living with mining activities, using art as an instrument for dialogue between the Company’s employees and teachers and students in the public school network.

The 2013 highlight was the conclusion of the Novo Plataforma planned neighborhood in Congonhas (MG), a model project with 94 houses and complete infrastructure, improving the quality of life of the local population.

10- DISCLAIMER

Certain of the statements contained herein are forward-looking statements and projections, which express or imply results, performance or events that are expected in the future. Actual results, performance or events may differ materially from those expressed or implied by the forward-looking statements as a result of several factors, including general and economic conditions in Brazil and in other countries, interest rate and exchange rate levels, future renegotiations and prepayment of foreign-currency liabilities or loans, protectionist measures in Brazil, the United States and other countries, changes in laws and regulations and general competitive factors (on a regional, national or global basis).

CSN’s financial information presented herein is in accordance with international financial reporting standards (IFRS) issued by the International Accounting Standards Board (IASB), and with the accounting practices adopted in Brazil. Non-financial information, as well as other operating information, has not been audited by the independent auditors.

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 (Expressed in thousands of reais – R$, unless otherwise stated)

1.     DESCRIPTION OF BUSINESS

Companhia Siderúrgica Nacional “CSN”, also referred to as the Company or Parent Company, is a publicly-held company incorporated on April 9, 1941, under the laws of the Federative Republic of Brazil (Companhia Siderúrgica Nacional, its subsidiaries, associates and jointly controlled entities collectively referred to herein as the "Group”). The Company’s registered office is located in São Paulo, SP, Brazil.

CSN has shares listed on the São Paulo Stock Exchange (BM&F BOVESPA) and the New York Stock Exchange (NYSE). Accordingly, it reports its information to the Brazilian Securities Commission (CVM) and the U.S. Securities and Exchange Commission (SEC).

The Group's main operating activities are divided into five (5) operating segments as follows:

•       Steel:

The Company’s main industrial facility is the Presidente Vargas Steel Mill (“UPV”), located in the city of Volta Redonda, State of Rio de Janeiro. This segment consolidates the operations related to the production, distribution and sale of flat steel, long steel, metallic containers and galvanized steel. In addition to the facilities in Brazil, CSN has operations in the United States, Portugal and Germany aimed at gaining markets and performing excellent services for final consumers. Its steels are used in the home appliances, civil construction and automobile industries.

•       Mining:

The production of iron ore is developed in the city of Congonhas, in the State of Minas Gerais. It further mines tin in the State of Rondônia to supply the needs of UPV, with the excess of these raw materials being sold to subsidiaries and third parties. CSN holds the concession to operate TECAR, a solid bulk terminal, one of the 4 (four) terminals that comprise the Itaguaí Port, in Rio de Janeiro. Importations of coal and coke are carried out through this terminal.

•       Cement:

CSN entered the cement market boosted by the synergy between this new activity and its already existing businesses. Next to the Presidente Vargas Steel Mill in Volta Redonda (RJ), it installed a new business unit: CSN Cimentos, which produces CP-III type cement by using slag produced by the UPV blast furnaces in Volta Redonda. It also explores limestone and dolomite at the Arches drive in the State of Minas Gerais, to supply the needs of UPV and of the cement plant.

•       Logistics

Railroads:

CSN has equity interests in three railroad companies: MRS Logística S. A., which manages the former Southeast Railway System of Rede Ferroviária Federal S.A., Transnordestina Logística S. A. (“TLSA”) and FTL - Ferrovia Transnordestina Logística S.A. (“FTL”), which operate the Northeastern Railway System  of RFFSA, in the States of  Maranhão, Piauí, Ceará, Rio Grande do Norte, Paraíba, Pernambuco and Alagoas, with TLSA being responsible for the sections of Missão Velha - Salgueiro, Salgueiro - Trindade, Trindade - Eliseu Martins, Salgueiro - Porto de Suape and Missão Velha - Porto de Pecém (Railway System II) and FTL being responsible for the sections of São Luiz - Mucuripe, Arrojado - Recife, Itabaiana - Cabedelo, Paula Cavalcante - Macau and Propriá - Jorge Lins (Railway System I).

Ports:

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In the State of Rio de Janeiro, by means of its subsidiary Sepetiba Tecon S. A., the Company operates the Container Terminal (Tecon) at the Itaguaí Port.  Located in the Bay of Sepetiba, this port has privileged highway, railroad and maritime access.

Tecon handles the shipments of CSN steel products, movement of containers, as well as storage, consolidation and deconsolidation of cargo.

•       Energy:

As energy is fundamental in its production process, the Company has assets for generation of electric power to guarantee its self-sufficiency.

For further details on the Group's segments, see Note 26 - Business Segment Reporting.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)      Basis of preparation

The consolidated financial statements have been prepared and are being presented in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and the corresponding standards issued by the CPC (Accounting Pronouncements Committee) and the CVM (Brazilian Securities Commission) applicable to the preparation of the financial statements.

The individual financial statements have been prepared in accordance with the standards issued by the CPC (Accounting Pronouncements Committee) and the CVM (Brazilian Securities Commission) applicable to the preparation of the financial statements.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements, are disclosed in the notes to this report and refer to the allowance for doubtful debts, allowance for inventory losses, provision for labor, civil, tax, environmental and social security risks, depreciation, amortization, depletion, provision for impairment, deferred taxes, financial instruments and employee benefits.  Actual results may differ from these estimates.

The financial statements are presented in thousands of Brazilian reais (R$). Depending on the applicable IFRS standard, the measurement criterion used in preparing the financial statements considers the historical cost, net realizable value, fair value or recoverable amount. When both IFRSs and CPCs include the option between acquisition cost and any other measurement criterion (for example, systematic remeasurement), we used the cost criterion.

The individual and consolidated financial statements were approved by the Board of Directors and authorized for issue on February 27, 2014.

(b)      Consolidated financial statements

The accounting policies have been consistently applied to all consolidated companies.

The consolidated financial statements for the years ended December 31, 2013 and 2012 include the following direct and indirect subsidiaries and jointly controlled entities, as well as the exclusive funds Diplic, Mugen and Vértice:

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•           Companies

	Equity interests (%)
Companies	12/31/2013	12/31/2012	Core business

Direct interest in subsidiaries: full consolidation
CSN Islands VII Corp.	100.00	100.00	Financial transactions
CSN Islands VIII Corp.	100.00	100.00	Financial transactions
CSN Islands IX Corp.	100.00	100.00	Financial transactions
CSN Islands X Corp.	100.00	100.00	Financial transactions
CSN Islands XI Corp.	100.00	100.00	Financial transactions
CSN Islands XII Corp.	100.00	100.00	Financial transactions
International Investment Fund (1)		100.00	Equity interests and financial transactions
CSN Minerals S.L.U.	100.00	100.00	Equity interests
CSN Export Europe, S.L.U.	100.00	100.00	Financial transactions and equity interests
CSN Metals S.L.U.	100.00	100.00	Equity interests and financial transactions
CSN Americas S.L.U.	100.00	100.00	Equity interests and financial transactions
CSN Steel S.L.U.	100.00	100.00	Equity interests and financial transactions
TdBB S.A	100.00	100.00	Dormant company
Sepetiba Tecon S.A.	99.99	99.99	Port services
Mineração Nacional S.A.	99.99	99.99	Mining and equity interests
Florestal Nacional S.A. (2)		99.99	Reforestation
Companhia Florestal do Brasil	99.99		Reforestation
Estanho de Rondônia S.A.	99.99	99.99	Tin mining
Cia Metalic Nordeste	99.99	99.99	Manufacture of packaging and distribution of steel products
Companhia Metalúrgica Prada	99.99	99.99	Manufacture of packaging and distribution of steel products
CSN Cimentos S.A.	99.99	99.99	Cement manufacturing
CSN Gestão de Recursos Financeiros Ltda.	99.99	99.99	Dormant company
Congonhas Minérios S.A.	99.99	99.99	Mining and equity interests
CSN Energia S.A.	99.99	99.99	Sale of electric powe
FTL - Ferrovia Transnordestina Logística S.A. (3)	88.41	99.99	Railroad logistics
Transnordestina Logística S.A. (4)		76.13	Railroad logistics

Indirect interest in subsidiaries: full consolidation
CSN Aceros S.A.	100.00	100.00	Equity interests
Companhia Siderúrgica Nacional LLC	100.00	100.00	Steel
CSN Europe Lda.	100.00	100.00	Financial transactions, product sales and equity interests
CSN Ibéria Lda.	100.00	100.00	Financial transactions, product sales and equity interests
CSN Portugal, Unipessoal Lda.	100.00	100.00	Financial transactions and product sales
Lusosider Projectos Siderúrgicos S.A.	99.99	100.00	Equity interests
Lusosider Aços Planos, S. A.	99.98	99.94	Steel and equity interests
CSN Acquisitions, Ltd.	100.00	100.00	Financial transactions and equity interests
CSN Resources S.A.	100.00	100.00	Financial transactions and equity interests
CSN Holdings (UK) Ltd	100.00	100.00	Financial transactions and equity interests
CSN Handel GmbH	100.00	100.00	Financial transactions, product sales and equity interests
Companhia Brasileira de Latas	59.17	59.17	Sale of cans and containers in general and equity interests
Rimet Empreendimentos Industriais e Comerciais S. A.	58.96	58.96	Production and sale of steel containers and forestry
Companhia de Embalagens Metálicas MMSA	58.98	58.98	Production and sale of cans and related activities
Empresa de Embalagens Metálicas - LBM Ltda.	58.98	58.98	Sales of containers and holding interests in other entities
Empresa de Embalagens Metálicas - MUD Ltda.	58.98	58.98	Production and sale of household appliances and related products
Companhia de Embalagens Metálicas - MTM do Nordeste	58.98	58.98	Production and sale of cans and related activities
Companhia de Embalagens Metálicas - MTM	58.98	58.98	Production and sale of cans and related activities
CSN Steel Comercializadora, S.L.U.	100.00	100.00	Financial transactions, product sales and equity interests
CSN Steel Holdings 1, S.L.U.	100.00	100.00	Financial transactions, product sales and equity interests
CSN Steel Holdings 2, S.L.U.	100.00	100.00	Financial transactions, product sales and equity interests
Stalhwerk Thüringen GmbH	100.00	100.00	Production and sale of long steel and related activities
CSN Steel Sections UK Limited	100.00	100.00	Financial transactions, product sales and equity interests
CSN Steel Sections Czech Republic s.r.o.	100.00	100.00	Financial transactions, product sales and equity interests
CSN Steel Sections Polska Sp.Z.o.o	100.00	100.00	Financial transactions, product sales and equity interests

Direct interest in jointly controlled entities: proportionate consolidation
Itá Energética S.A.	48.75	48.75	Electric power generation
CGPAR - Construção Pesada S.A.	50.00	50.00	Mining support services and equity interests
Consórcio da Usina Hidrelétrica de Igarapava	17.92	17.92	Electric power consortium

Direct interest in jointly controlled entities: equity method
Nacional Minérios S.A.	60.00	60.00	Mining and equity interests
MRS Logística S.A.	27.27	27.27	Railroad transportation
Aceros Del Orinoco S.A.	22.73	22.73	Dormant company
CBSI - Companhia Brasileira de Serviços de Infraestrutura	50.00	50.00	Provision of services
Transnordestina Logística S.A. (4)	77.30		Railroad logistics

Indirect interest in jointly controlled entities: equity method
Namisa International Minérios SLU	60.00	60.00	Financial transactions, product sales and equity interests
Namisa Europe, Unipessoal Lda.	60.00	60.00	Equity interests and sales of products and minerals
Namisa Handel GmbH	60.00	60.00	Financial transactions, product sales and equity interests
MRS Logística S.A.	6.00	6.00	Railroad transportation
Aceros Del Orinoco S.A.	9.08	9.08	Dormant company

Direct interest in associates: equity method
Arvedi Metalfer do Brasil S.A.	20.00	20.00	Steel and equity interests

(1)     Company liquidated on May 9, 2013.

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(2)     Company merged on September 30, 2013.

(3)     New corporate name of TFNE - Transnordestina Ferrovias do Nordeste S.A., changed on February 15, 2013.

(4)     On December 27, 2013, TLSA became a jointly controlled entity and the investment accounted for under the equity method, as mentioned in note 9.b.

•           Exclusive funds

	Equity interests (%)
Exclusive funds	12/31/2013	12/31/2012	Core business

Direct interest: full consolidation
DIPLIC - Private credit balanced mutual fund	100.00	100.00	Investment fund
Mugen - Private credit balanced mutual fund	100.00	100.00	Investment fund
Caixa Vértice - Private credit balanced mutual fund	100.00	100.00	Investment fund

In preparing the consolidated financial statements the following consolidation procedures have been applied:

Unrealized gains on transactions with subsidiaries and jointly controlled entities are eliminated to the extent of CSN’s equity interests in the related entity in the consolidation process. Unrealized losses are eliminated in the same manner as unrealized gains, although only to the extent that there are indications of impairment. The base date of the financial statements of the subsidiaries and jointly controlled entities is the same as that of the Company, and their accounting policies are in line with the policies adopted by the Company.

•          Subsidiaries

Subsidiaries are all entities (including special purpose entities) whose financial and operating policies can be conducted by the Company and when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to use its power to affect its returns.  The existence and effect of potential voting rights that are actually exercisable or convertible are taken into consideration when assessing whether the Company controls another entity. Subsidiaries are fully consolidated from the date when control is transferred to the Company and are deconsolidated from the date when such control ceases.

•          Jointly controlled entities

Jointly controlled entities are all entities over which the Group has joint control with one or more other parties.

The investments in jointly controlled entities are accounted for under the equity method and are not consolidated. Some joint arrangements were considered as joint operation in 2013, due to the application of IFRS 10 and IFRS 11, see further details in note 3.

Jointly arrangements are all entities over which the Company has joint control with one or more other parties. The investments in joint arrangements are classified as joint operations or joint ventures depending on the contractual rights and characteristics of each investor.

Joint arrangements are accounted for in the financial statements in order to represent the Company's contractual rights and obligations. Thus, the assets, liabilities, revenues and expenses related to its interests in joint arrangements are accounted for individually in the financial statements.

The Company eliminates the effect on profit or loss of transactions carried out with joint controlled entities and, as a result, reclassifies part of the share of profits (losses) of jointly controlled entities to finance costs, cost of sales and income tax and social contribution.

•          Associates

Associates are all entities over which the Company has significant influence but not control, generally through a shareholding of 20% to 50% of the voting rights. Investments in associates are accounted for under the equity method of accounting and are initially recognized at cost.

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•          Transactions and non-controlling interests

The Company treats transactions with non-controlling interests as transactions with owners of Company equity. For purchases from non-controlling interests, the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in shareholders' equity. Gains and losses on disposals to non-controlling interests are also recognized directly in shareholders' equity, in line item “Valuation adjustments to equity”.

When the Company no longer holds control, any retained interest in the entity is remeasured to its fair value, with the change in the carrying amount recognized in profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest in an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the Company had directly disposed of the related assets or liabilities. This may mean that amounts previously recognized in other comprehensive income are reclassified to profit or loss.

(c)      Individual financial statements

In the individual financial statements, interests in subsidiaries, jointly controlled entities and associates are accounted for under the equity method of accounting. The same adjustments are made both to the individual financial statements and the consolidated financial statements. In the case of CSN, the accounting practices adopted in Brazil, applied to the individual financial statements, differ from IFRS applicable to the separate financial statements only with respect to the measurement of investments in subsidiaries and associates by the equity method of accounting, which under IFRSs must be measured at cost or fair value.

(d)      Foreign currencies

i.       Functional and presentation currency

Items included in the financial statements of each one of the Company's subsidiaries are measured using the currency of the primary economic environment in which the subsidiary operates (“functional currency”). The consolidated financial statements are presented in Brazilian reais (R$), which is the Company’s functional currency and the Group’s presentation currency.

ii.      Balances and transactions

Transactions in foreign currencies are translated into the functional currency using the exchange rates in effect at the dates of the transactions or valuation on which items are remeasured. Foreign exchange gains and losses resulting from the settlement of these transactions and from the translation at exchange rates in effect as of December 31, 2013 of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement, except when they are recognized in shareholders' equity as qualifying cash flow hedges and qualifying net investment hedges.

The asset and liability balances are translated at the exchange rate in effect at the end of the reporting period. As of December 31, 2013, US$1 is equivalent to R$2.3426 (R$2.0435 as of December 31, 2012), €$ 1 is equivalent to R$3.2265 (R$2.6954 as of December 31, 2012) and ¥$ 1 is equivalent to R$0.02233 (R$0.02372 as of December 31, 2012).

All other foreign exchange gains and losses, including foreign exchange gains and losses related to loans and cash and cash equivalents, are presented in the income statement as finance income or costs.

Changes in the fair value of monetary securities denominated in foreign currency, classified as available-for-sale, are segregated into translation differences resulting from changes in the amortized cost of the security and other changes in the carrying amount of the security. Exchange differences related to changes in amortized cost are recognized in profit or loss, and other changes in the carrying amount are recognized in shareholders' equity.

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Exchange differences on non-monetary financial assets and liabilities classified as measured at fair value through profit or loss are recognized in profit or loss as part of the gain or loss on the fair value. Exchange differences on non-monetary financial assets, such as investments in shares classified as available-for-sale, are included in comprehensive income in shareholders' equity.

iii.     Group companies

The results and financial position of all the Group’s entities (none of which has the currency of a hyper-inflationary economy) that have a functional currency different from the reporting currency are translated into the reporting currency as follows:

•         Assets and liabilities in each balance sheet presented have been translated at the exchange rate at the end of the reporting period;

•         Income and expenses of each income statement are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates in effect at the transaction dates, in which case income and expenses are translated at the rate in effect at the transaction dates); and

•         All resulting exchange differences are recognized as a separate component in other comprehensive income.

On consolidation, exchange differences resulting from the translation of monetary items with characteristics of net investment in foreign operations are recognized in shareholders' equity. When a foreign operation is partly disposed of or sold, exchange differences previously recorded in other comprehensive income are recognized in the income statement as part of the gain or loss on sale.

(e)      Cash and cash equivalents

Cash and cash equivalents include cash on hand and in banks and other short-term highly liquid investments redeemable within 90 days from the end of the reporting period, readily convertible into a known amount of cash and subject to an insignificant risk of change in value. Certificates of deposit that can be redeemed at any time without penalties are considered as cash equivalents.

(f)       Trade receivables

Trade receivables are initially recognized at fair value, including the related taxes and expenses. Foreign currency-denominated trade receivables are adjusted at the exchange rate in effect at the end of the reporting period. The estimated losses on doubtful debts were recognized in an amount considered sufficient to cover any losses. Management’s assessment takes into consideration the customer’s history and financial position, as well as the opinion of our legal counsel regarding the collection of these receivables for recognizing the loss estimate.

(g)      Inventories

Inventories are carried at the lower of cost and net realizable value. Cost is determined using the weighted average cost method on the acquisition of raw materials. The costs of finished products and work in process comprise raw materials, labor and other direct costs (based on the normal production capacity). Net realizable value represents the estimated selling price in the normal course of business, less estimated costs of completion and costs necessary to make the sale. Estimated losses for slow-moving or obsolete inventories are recognized when considered appropriate.

Stockpiled inventories are accounted for as processed when removed from the mine.  The cost of finished products comprises all direct costs necessary to transform stockpiled inventories into finished products.

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(h)      Investments

Investments in subsidiaries, jointly controlled entities and associates are accounted for under the equity method of accounting and are initially recognized at cost. The gains or losses are recognized in profit or loss as operating revenue (or expenses) in the individual financial statements. In the case of foreign exchange differences arising on translating foreign investments that have a functional currency different from the Company’s, changes in investments due exclusively to foreign exchange differences, as well as adjustments to pension plans and available-for-sale investments that impact the subsidiaries’ shareholders' equity, are recognized in line item “Cumulative translation adjustments”, in the Company’s shareholders' equity, and are only recognized in profit or loss when the investment is disposed of or written off due to impairment loss. Other investments are recognized and maintained at cost or fair value.

When necessary, the accounting policies of subsidiaries and jointly controlled entities are changed to ensure consistency and uniformity of criteria with the policies adopted by the Company.

(i)     Business combination

The acquisition method is used to account for each business combination conducted by the Company. The consideration transferred for acquiring a subsidiary is the fair value of the assets transferred, liabilities incurred and equity instruments issued by the Company. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement, where applicable. Acquisition-related costs are recognized in profit or loss for the year, as incurred. Identifiable assets acquired and liabilities assumed in a business combination are initially measured at their fair values at the acquisition date. The Company recognizes non-controlling interests in the acquiree according to the proportional non-controlling interest held in the fair value of the acquiree’s new assets (see note 4).

(j)       Property, plant and equipment

Property, plant and equipment are carried at cost of acquisition, formation or construction, less accumulated depreciation or depletion and any impairment loss. Depreciation is calculated under the straight-line method based on the remaining economic useful economic lives of assets, as mentioned in note 10. The depletion of mines is calculated based on the quantity of ore mined. Land is not depreciated since their useful life is considered indefinite. However, if the tangible assets are mine-specific, that is, used in the mining activity, they are depreciated over the shorter of the normal useful lives of such assets or the useful life of the mine. The Company recognizes in the carrying amount of property, plant and equipment the cost of replacement, reducing the carrying amount of the part that it is replacing if it is probable that future economic benefits embodied therein will revert to the Company, and if the cost of the asset can be reliably measured. All other disbursements are expensed as incurred. Borrowing costs related to funds obtained for construction in progress are capitalized until these projects are completed.

If some components of property, plant and equipment have different useful lives, these components are separately recognized as property, plant and equipment items.

Gains and losses on disposal are determined by comparing the sale value less the residual value and are recognized in ‘Other operating income (expenses)’.

Mineral rights acquired are classified as other assets in property, plant and equipment.

Exploration expenditures are recognized as expenses until the viability of mining activities is established; after this period subsequent development costs are capitalized. Exploration and valuation expenditures include:

•         Research and analysis of exploration area historical data;

•         Topographic, geological, geochemical and geophysical studies;

•         Determine the mineral asset’s volume and quality/grade of deposits;

•         Examine and test the extraction processes and methods;

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•         Topographic surveys of transportation and infrastructure needs;

•         Market studies and financial studies.

The costs for the development of new mineral deposits or capacity expansion in mines in operation are capitalized and amortized using the produced (extracted) units method based on the probable and proven ore quantities.

The development stage includes:

•         Drillings to define the ore body;

•         Access and draining plans;

•         Advance removal of overburden (top soil and waste material removed prior to initial mining of the ore body) and waste material (non-economic material that is intermingled with the ore body).

Stripping costs (the costs associated with the removal of overburdened and other waste materials) incurred during the development of a mine, before production commences, are capitalized as part of the depreciable cost of developing the property. Such costs are subsequently amortized over the useful life of the mine based on proven and probable reserves.

Post-production stripping costs are included in the cost of the inventory produced (that is extracted), except when a new campaign is launched to permit the access to a significant new ore body. In such cases, the cost is capitalized as a non-current asset and amortized during the extraction of the ore body..

The Company holds spare parts that will be used to replace parts of property, plant and equipment and that will increase the asset’s useful life and the useful life of which exceeds 12 months.  These parts are classified in property, plant and equipment and not in inventories.

(k)      Intangible assets

Intangible assets comprise assets acquired from third parties, including through business combinations and/or those internally generated.

These assets are recognized at cost of acquisition or formation, less amortization calculated on a straight-line basis based on the exploration or recovery periods.

Intangible assets with indefinite useful lives and goodwill based on expected future profitability are not amortized.

•       Goodwill

Goodwill represents the positive difference between the amount paid and/or payable for the acquisition of a business and the net fair values of the assets and liabilities of the acquiree. Goodwill on acquisitions of subsidiaries is recognized as ‘Intangible assets’ in the consolidated financial statements. In the individual balance sheet, goodwill is included in investments. Negative goodwill is recognized as a gain in profit for the period at the acquisition date. Goodwill is annually tested for impairment. Impairment losses on goodwill are not reversed. Gains and losses on the disposal of a Cash-Generating Unit (CGU) include the carrying amount of goodwill related to the CGU sold.

Goodwill is allocated to CGUs for impairment testing purposes. The allocation is made to Cash-Generating Units or groups of Cash-Generating Units that are expected to benefit from the business combination from which the goodwill arose, and the unit is not greater than the operating segment.

•       Software

Software licenses purchased are capitalized based on the costs incurred to purchase the software and make it ready for use. These costs are amortized on a straight-line basis over the estimated useful lives of 1 to 5 years.

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(l)       Impairment of non-financial assets

Assets with infinite useful lives, such as goodwill, are not subject to amortization and are annually tested for impairment. Assets subject to amortization are tested for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. An impairment loss is recognized at the amount by which the carrying amount of an asset exceeds its recoverable amount. The recoverable amount is the higher of the fair value of an asset less costs to sell and its value in use. For impairment testing purposes, assets are grouped at their lowest levels for which there are separately identifiable cash flows (Cash Generating Units, or CGUs). Non-financial assets, except goodwill, that are considered impaired are subsequently reviewed for possible reversal of the impairment at the reporting date.

(m)     Employee benefits

i.     Employee benefits

Defined contribution plans

A defined contribution plan is as a post-employment benefit plan whereby an entity pays fixed contributions to a separate entity (pension fund) and will not have any legal or constructive obligation to pay additional amounts. Obligations for contributions to defined contribution pension plans are recognized as employee benefit expenses in the income statement for the periods during which services are provided by employees. Contributions paid in advance are recognized as an asset on condition that either cash reimbursement or reduction in future payments is available. Contributions to a defined contribution plan that is expected to mature twelve (12) months after the end of the period in which the employee provides services are discounted to their present values.

Defined benefit plans

A defined benefit plan is a post-employment benefit plan other than a defined contribution plan.  The Company’s net obligation regarding defined pension benefit plans is calculated individually for each plan by estimating the value of the future benefit that the employees accrue as return for services provided in the current period and in prior periods; such benefit is discounted to its present value.  Any unrecognized costs of past services and the fair values of any plan assets are deducted.  The discount rate is the yield presented at the end of the reporting period for top line debt securities whose maturity dates approximate the terms and conditions of the Company’s obligations and which are denominated in the same currency as the one in which it is expected that the benefits will be paid.  The calculation is made annually by a qualified actuary using the projected unit credit method.  When the calculation results in a benefit for the Company, the asset to be recognized is limited to the total amount of any unrecognized costs of past services and the present value of the economic benefits available in the form of future plan reimbursements or reduction in future contributions to the plan.  In calculating the present value of economic benefits, consideration is given to any minimum funding requirements that apply to any Company plan. An economic benefit is available to the Company if it is realizable during the life of the plan or upon settlement of the plan’s liabilities.

The Company and some of its subsidiaries offered a postretirement healthcare benefit to its employees. The right to these benefits is usually contingent to their remaining in employment until the retirement age and the completion of the minimum length of service. The expected costs of these benefits are accumulated during the employment period, and were calculated using the same accounting method used for defined benefit pension plans. These obligations are annually valued by qualified independent actuaries.

When the benefits of a plan are increased, the portion of the increased benefit related to past services of employees is recognized on a straight-line basis over the average period until the benefits become vested. When the benefits become immediately vested, the expense is recognized in profit or loss.

The Company has chosen to recognize all actuarial gains and losses resulting from defined benefit plans immediately in other comprehensive income, subsequently transferred to retained earnings or accumulated losses.  If the plan is extinguished, actuarial gains and losses are recognized in profit or loss.

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ii.    Profit sharing and bonus

Employee profit sharing and executives’ variable compensation are linked to the achievement of operating and financial targets. The Company recognizes a liability and an expense substantially allocated to production cost and, where applicable, to general and administrative expenses when such goals are met.

(n)      Provisions

Provisions are recognized when: (i) the Company has a present legal or constructive obligation as a result of past events, (ii) it is probable that an outflow of resources will be required to settle a present obligation, and (iii) the amount can be reliably measured. Provisions are determined discounting the expected future cash flows based on a pre-tax discount rate that reflects current market assessments of the time value of money and, where appropriate, the specific risks of the liability.

(o)      Concessions

The Company has government concessions and their payments are classified as operating leases.

(p)      Share capital

Common shares are classified in shareholders' equity.

Incremental costs directly attributable to the issue of new shares or options are shown in shareholders' equity as a deduction from the proceeds, net of taxes.

When any Group company buys Company shares (treasury shares), the amount paid, including any directly attributable additional costs (net of income tax), is deducted from shareholders' equity attributable to owners of the Company until the shares are canceled or reissued. When these shares are subsequently reissued, any amount received, net of any directly attributable additional transaction costs and the related income tax and social contribution effects, is included in shareholders' equity attributable to owners of the Company.

(q)      Revenue recognition

Operating revenue from the sale of goods in the normal course of business is measured at the fair value of the consideration received or receivable. Revenue is recognized when there is convincing evidence that the most significant risks and rewards of ownership of goods have been transferred to the buyer, it is probable that future economic benefits will flow to the entity, the associated costs and possible return of goods can be reliably estimated, there is no continued involvement with the goods sold, and the amount of the operating revenue can be reliably measured. If it is probable that discounts will be granted and the value thereof can be reliably measured, then the discount is recognized as a reduction of the operating revenue as sales are recognized. Revenue from services provided is recognized as it is realized.

The appropriate timing for transfer of risks and rewards varies depending on the individual terms and conditions of the sales contract. For international sales, this timing depends on the type of term of the contract.

(r)       Finance income and finance costs

Finance income includes interest income from funds invested (including available-for-sale financial assets), dividend income (except for dividends received from investees accounted for under the equity method in Company), gains on disposal of available-for-sale financial assets, changes in the fair value of financial assets measured at fair value through profit or loss, and gains on hedging instruments that are recognized in profit or loss. Interest income is recognized in profit or loss under the effective interest method. Dividend income is recognized in profit or loss when the Company’s right to receive payment has been established. Distributions received from investees accounted for under the equity method reduce the investment value.

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Finance costs comprise interest expenses on borrowings, net of the discount to present value of the provisions, dividends on preferred shares classified as liabilities, losses in the fair value of financial instruments measured at fair value through profit or loss, impairment losses recognized in financial assets, and losses on hedging instruments that are recognized in profit or loss. Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are measured through profit or loss under the effective interest method.

Foreign exchange gains and losses are reported on a net basis.

(s)      Income tax and social contribution

Current and deferred income tax and social contribution are calculated based on the tax laws enacted or substantially enacted by the end of the reporting period, including in the countries where the Group entities operate and generate taxable profit. Management periodically assesses the positions assumed in the tax calculations with respect to situations where applicable tax regulations are open to interpretations. The Company recognizes provisions, when appropriate, based on the estimated payments to tax authorities.

The income tax and social contribution expense comprises current and deferred taxes.  The current and deferred taxes are recognized in profit or loss unless they are related to business combinations or items recognized directly in shareholders' equity.

Current tax is the expected tax payable or receivable on taxable profit or loss for the year at tax rates that have been enacted or substantially enacted by the end of the reporting period and any adjustment to taxes payable in relation to prior years.

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit.  Deferred tax is not recognized for the following temporary differences: initial recognition of assets and liabilities in a transaction that is not a business combination and does not affect either the accounting or taxable profit or loss, and differences associated with investments in subsidiaries and controlled entities when it is probable that they will not reverse in the foreseeable future. Moreover, a deferred tax liability is not recognized for taxable temporary differences resulting in the initial recognition of goodwill. The deferred tax is measured at the rates that are expected to be applied on temporary differences when they reverse, based on the laws that have been enacted or substantially enacted by the end of the reporting period.

Current income tax and social contribution are carried at their net amounts by the taxpayer, in liabilities when there are amounts payable or in assets when prepaid amounts exceed the total amount due at the end of the reporting period.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority on the same entity subject to taxation.

A deferred income tax and social contribution asset is recognized for all tax losses, tax credits, and deductible temporary differences to the extent that it is probable that taxable profits will be available against which those tax losses, tax credits, and deductible temporary differences can be utilized.

Deferred income tax and social contribution assets are reviewed at the end of each reporting period and reduced to the extent that their realization is no longer probable.

(t)       Earnings/(loss) per share

Basic earnings/loss per share are calculated by means of the profit/loss for the year attributable to owners of the Company and the weighted average number of common shares outstanding in the related period. Diluted earnings/loss per share are calculated by means of the average number of shares outstanding, adjusted by instruments potentially convertible into shares, with diluting effect, in the reported periods. The Company does not have any instruments potentially convertible into shares and, accordingly, diluted earnings/loss per share are equal to basic earnings/loss per share.

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(u)      Environmental and restoration costs

The Company recognizes a provision for the costs of recovery of areas and fines when a loss is probable and the amounts of the related costs can be reliably measured. Generally, the period for providing for the amount to be used in recovery coincides with the end of a feasibility study or the commitment to adopt a formal action plan.

Expenses related to compliance with environmental regulations are charged to profit or loss or capitalized, as appropriate. Capitalization is considered appropriate when the expenses refer to items that will continue to benefit the Company and that are basically related to the acquisition and installation of equipment to control and/or prevent pollution.

(v)      Research and development

All these costs are recognized in the income statement when incurred, except when they meet the criteria for capitalization. Research and development expenditures recognized as expense for the year ended December 31, 2013 amounted to R$5,810 (R$6,033 as of December 31, 2012).

(w)     Financial instruments

i)    Financial assets

Financial assets are classified into the following categories: measured at fair value through profit or loss, loans and receivables, held-to-maturity, and available-for- sale. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at the time of initial recognition.

•         Financial assets measured at fair value through profit or loss

Financial assets at fair value through profit or loss are financial assets held for active and frequent trading. Derivatives are also categorized as held for trading and, accordingly, are classified in this category unless they have been designed as cash flow hedging instruments. Assets in this category are classified in current assets.

•         Loans and receivables

This category includes loans and receivables that are non-derivative financial assets with fixed or determinable payments not quoted in an active market. They are included in current assets, except those with maturity of more than 12 months after the end of the reporting period (which are classified as non-current assets). Loans and receivables include loans to associates, trade receivables and cash and cash equivalents, except short-term investments. Cash and cash equivalents are recognized at fair value.  Loans and receivables are carried at amortized cost using the effective interest method.

•         Held-to-maturity assets

These are basically financial assets acquired with the positive intent and ability to hold to maturity. Held-to-maturity investments are initially recognized at their value plus any directly attributable transaction costs. Subsequent to initial recognition, they are measured at amortized cost using the effective interest method, less any impairment loss.

•         Available-for-sale financial assets

These are non-derivative financial assets, designated as available-for-sale, that are not classified in any other category. They are included in non-current assets when they are strategic investments of the Company, unless Management intends to dispose of the investment within up to 12 months from the end of the reporting period. Available-for-sale financial assets are recognized at fair value.

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•         Recognition and measurement

Regular purchases and sales of financial assets are recognized at the trading date - the date on which the Company undertakes to buy or sell the asset. Investments are initially recognized at their fair value, plus transaction costs for all financial assets not classified as at fair value through profit or loss. Financial assets at fair value through profit or loss are initially recognized at their fair value and the transaction costs are charged to the income statement. Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred, in the latter case, provided that the Company has transferred significantly all risks and rewards of ownership. Available-for-sale financial assets and financial assets at fair value through profit or loss are subsequently carried at fair value. Loans and receivables are carried at amortized cost using the effective interest method.

Gains or losses resulting from changes in the fair value of financial assets at fair value through profit or loss are presented in the income statement under “finance income” in the period in which they arise. Dividend income from financial assets at fair value through profit or loss is recognized in the income statement as part of other finance income when the Company’s right to receive the dividends has been established.

Changes in the fair value of monetary securities denominated in a foreign currency and classified as available-for-sale are segregated into translation differences resulting from changes in the amortized cost of the security and other changes in the carrying amount of the security. Exchange differences on monetary securities are recognized in profit or loss, while exchange differences on non-monetary securities are recognized in shareholders' equity. Changes in the fair value of monetary and non-monetary securities classified as available-for-sale are recognized in other comprehensive income and are only recognized in profit or loss when the investment is sold or written off as a loss.

Interest on available-for-sale securities, calculated under the effective interest method, is recognized in the income statement as part of other income. Dividends from available-for-sale equity instruments, such as shares, are recognized in the income statement as part of other finance income when the Company’s right to receive payments has been established.

The fair values of publicly quoted investments are based on current purchase prices. If the market for a financial asset (and for instruments not listed on a stock exchange) is not active, the Company establishes the fair value by using valuation techniques. These techniques include the use of recent transactions contracted with third parties, reference to other instruments that are substantially similar, analysis of discounted cash flows, and pricing models that make maximum use of market inputs and relies as little as possible on entity-specific inputs.

ii)      Impairment of financial assets

The Company assesses of the end of each reporting period whether there is objective evidence that a financial asset or a group of financial assets is impaired.

•         Assets measured at amortized cost

A financial asset or a group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a “loss event”) and such loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

The criteria used by CSN to determine whether there is objective evidence of an impairment loss include:

•       significant financial difficulty of the issuer or counterparty;

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•       a breach of contract, such as default or delinquency in interest or principal payments;

•       the issuer, for economic or legal reasons relating to the borrower’s financial difficulty, grants to the borrower a concession that the lender would not otherwise consider;

•       it becoming probable that the borrower will enter bankruptcy or other financial reorganization;

•       the disappearance of an active market for that financial asset because of financial difficulties; or

•       observable data indicating that there is a measurable decrease in the estimated future cash flows from a portfolio of financial assets since the initial recognition of such assets, although the decrease cannot yet be identified with the individual financial assets in the portfolio, including:

- adverse changes in the payment status of borrowers in the portfolio;

- national or local economic conditions that correlate with defaults on the assets in the portfolio.

The amount of the loss is measured as the difference between the carrying amount of the amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the original effective interest rate of the financial asset. The carrying amount of the asset is reduced and the amount of the loss is recognized in the income statement. If a loan or held-to-maturity investment has a variable interest rate, the discount rate to measure an impairment loss is the current effective interest rate determined pursuant to the contract. As a practical expedient, the Company may measure impairment on the basis of an instrument’s fair value using an observable market price.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized (such as an improvement in the debtor’s credit rating), the previously recognized impairment loss is reversed and recognized in the consolidated income statement.

•         Assets classified as available-for-sale

In the case of equity securities classified as available-for-sale, a significant or prolonged decline in the fair value of an investment in an equity instrument below its cost is also objective evidence of impairment. Determining what is considered a “significant” or “prolonged” decline requires judgment. For this judgment we assess, among other factors, the historical changes in the equity prices, the duration and proportion in which the fair value of the investment is lower than its cost, and the financial health and short-term prospects of the business for the investee, including factors such as:  industry and segment performance, changes in technology, and operating and financial cash flows. If there is any of this evidence of impairment of available-for-sale financial assets, the cumulative loss—measured as the difference between the acquisition cost and the current fair value, less any impairment loss on the financial asset previously recorded in profit or loss—is reclassified from shareholders' equity and recognized in the income statement. Impairment losses recognized in the income statement as available-for-sale instruments are not reversed through the income statement.

CSN tested for impairment its available-for-sale investment in Usiminas shares (see note 13).

iii)     Financial liabilities

Financial liabilities are classified into following categories: measured at fair value through profit or loss and other financial liabilities. Management determines the classification of its financial liabilities at the time of initial recognition.

•       Financial liabilities measured at fair value through profit or loss

Financial liabilities at fair value through profit or loss are financial liabilities held for trading or designated as at fair value through profit or loss.

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Derivatives are also classified as trading securities, and thereby are classified so, unless they have been designated as effective hedging instruments.

•       Other financial liabilities

Other financial liabilities are measured at amortized cost using the effective interest method.

The Company holds the following non-derivative financial liabilities: borrowings, financing and debentures, and trade payables.

•         Offsetting financial instruments

Financial assets and financial liabilities are offset and the net amount is reported in the balance sheet when there is a legally enforceable right to set off recognized amounts and the intention to either settle them on a net basis or to realize the asset and settle the liability simultaneously.

iv)    Derivative instruments and hedging activities

•         Derivatives measured at fair value through profit or loss

Certain derivative instruments do not qualify for hedge accounting. Changes in the fair value of any of these derivative instruments are immediately recognized in the income statement under “Finance income” and “Finance costs”. Even though the Company uses derivatives for hedging purposes, it does not apply hedge accounting.

•         Foreign exchange gains or losses on foreign operations

Gains and losses accumulated in shareholders' equity are included in the income statement when the foreign operation is partially disposed of or sold.

(x)      Segment information

An operating segment is a component of the Group committed to the business activities from which it can obtain revenues and incur expenses, including revenues and expenses related to transactions with any other components of the Group.  All the operating results of operating segments are reviewed regularly by the Executive Officers of CSN to make decisions regarding funds to be allocated to the segment and assessment of its performance, and for which there is distinct financial information available (see Note 26).

(y)    Government grants

Government grants are not recognized until there is reasonable assurance that the Company will comply with the conditions attaching to them and that the grants will be received, when they will be recognized in profit or loss on a systematic basis over the periods in which the Company recognizes as expenses the related costs the grants are intended to compensate.

The Company has state tax incentives in the North and Northeast regions that are recognized in profit or loss as a reduction of the corresponding costs, expenses and taxes.

(z)    New and revised pronouncements adopted for the first in the year beginning January 1, 2013

The adopted for the first time certain standards and revised amendments that require the presentation of the corresponding amounts. These include CPC 36 (R3) “Demonstrações Consolidadas”, equivalent to IFRS 10 Consolidated Financial Statements, CPC 19 (R2) “Negócios em Conjunto”, equivalent to IFRS 11 Joint Arrangements, and CPC 45 “Divulgação de Participações em Outras Entities”, equivalent to IFRS 12 Disclosure of Interests in Other Entities.

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The new and revised pronouncements that have had a material impact on the Company’s financial statements and, consequently, resulted in the restatement of the amounts, are described in Note 3.

Other new and revised pronouncements and interpretations adopted for the first time in 2013 include: CPC 26 (R1) “Apresentação das Demonstrações Contábeis”, equivalent to IAS 1 Presentation of Financial Statements; CPC 33 (R1) “Benefícios a Empregados”, equivalent to IAS 19 Employee Benefits; CPC 46 “Mensuração do Valor Justo”, equivalent to IFRS 13 Fair Value Measurement; CPC 40 (R1) “Instrumentos Financeiros: Evidenciação”, equivalent to IFRS 7 Financial Instruments: Disclosures; CPC 35 (R2) “Demonstrações Separadas”, equivalent to IAS 27 Consolidated and Separate Financial Statements; CPC 18 (R2) “Investimento em Coligada, em Controlada e em Empreendimento Controlado em Conjunto“, equivalent to IAS 28 Investments in Associates; and ICPC 18 “Custos de Remoção de Estéril (Stripping) de Mina de Superfície na Fase de Produção”, equivalent to IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine, however, they did not have any material impacts on the Company’s financial statements.

(aa)  New standards and interpretations issued and not yet adopted

The following standards, amendments to standards and IFRS interpretations issued by the IASB are not yet effective and were not early adopted by the Company for the year ended December 31, 2013:

Standard	Description	Effective date
IAS 32

Financial Instruments: Presentation, on the offsetting of assets and liabilities. Provides additional clarifications to the application guidance in IAS 32 on the requirement to offset financial assets and financial liabilities in the balance sheet.

January 1, 2014
Revised IFRS 10, IFRS12 and IAS27

The amendments to IFRS10 define an investment entity and require a reporting entity that meets the definition of an investment entity not to consolidate its subsidiaries but instead to measure its subsidiaries at fair value through profit or loss in its consolidated and separate financial statements.

The amendments to IFRS 12 and IAS 27 introduce new requirements to the disclosure of investment entities.

January 1, 2014
IFRIC 21

Clarifies that an entity recognizes a liability for a tax when the activity that triggers payment occurs. For a levy that requires its payment to be triggered upon reaching a certain threshold, the interpretation indicates that no liability should be recognized before the specified minimum threshold is reached.

January 1, 2014
Revised IAS 39	This revision provides relief on the discontinuance of hedge accounting when the novation of a derivative designated as hedging instrument meets certain criteria.	January 1, 2014
Amendment to IAS 36	The amendment reduces the circumstances in which the recoverable amount of assets or cash-generating units is required to be disclosed.	January 1, 2014
IFRS 9

Financial Instruments. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis for classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset. The IAS 39 guidance on the impairment of financial assets and on hedge accounting continues to apply. The amendment to IFRS 9 postpones the effective date from 2013 to 2015. It also eliminates the requirement for restatement of comparative information and requires additional disclosures on the transition to IFRS 9.

January 1, 2015

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The Accounting Pronouncements Committee (CPC) has not yet issued the pronouncements and amendments correlated with some of the new and revised IFRSs described above. Because of the CPC’s and the CVM’s commitment to keep the set of standards issued updated according to the changes made by the IASB, we expect that such pronouncements and amendments be issued by the CPC and approved by the date they become effective.

As for the other new and revised standards listed in the table above, the Company estimates that their adoption will not have material impacts on its financial statements.

3.     CHANGES IN ACCOUNTING POLICIES

The Company applied, beginning January 1, 2013, IFRS 10 Consolidated Financial Statements, equivalent to CPC 36 (R3) - “Demonstrações Consolidadas” approved by the CVM in December 2012, which establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more entities, and IFRS 11 Joint Arrangements, equivalent to CPC 19(R2) - "Negócios em Conjunto" approved by the CVM in November 2012, which requires a new valuation of joint arrangements, focusing on the rights and obligations of the arrangement, instead of its legal form.  IFRS 10 supersedes the consolidation requirements of SIC-12 Consolidation of Special Purpose Entities and IAS 27 Separate and Consolidated Financial Statements.  IFRS 11 supersedes IAS 31 Interests in Joint Ventures and SIC-13 Joint Ventures - Non-Monetary Contributions by Venturers.

Accordingly, as the proportionate consolidation method for entities qualified as joint ventures is no longer allowed, the Company no longer consolidates its jointly controlled entities Nacional Minérios S.A., MRS Logística S.A., and CBSI - Companhia Brasileira de Serviços de Infraestrutura, and started to account for these entities by the equity method of accounting. In addition to the application of IFRS 10 and 11, management decided to adopt as accounting policy the elimination of the effect on profit or loss of transactions carried out with jointly controlled entities. As a result, part of the share of profits (losses) of jointly controlled entities was reclassified to finance costs, cost of sales and income tax and social contribution.

The Company also applied, beginning January 1, 2013, IFRS 12 – Disclosure of Interest in Other Entities, equivalent to CPC 45 – “Disclosure of Interests in Other Entities” approved by the CVM in December 2012, which requires disclosures of the nature of, and risks associated with, the Company's interests in other entities and the effects of those interests on its financial position, financial performance and cash flows.

For purposes of comparison, the balances as of December 31, 2012 and the opening balance as of January 1, 2012 have been adjusted taking into account said changes in accounting policy, and are being presented for comparative purposes in the notes to the financial statements, as shown below:

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i.       Balance sheet as of December 31, 2012

			Consolidated
			12/31/2012
	Published balance sheet	Adoption of IFRS 10 and IFRS 11	Adjusted balance sheet

ASSETS
Current assets
Cash and cash equivalents	14,444,875	(2,553,054)	11,891,821
Trade receivables	1,794,566	866,851	2,661,417
Inventories	3,580,025	(186,832)	3,393,193
Other current assets	1,302,479	(150,324)	1,152,155
Total current assets	21,121,945	(2,023,359)	19,098,586

Non-current assets
Long-term assets
Short-term investments	116,753		116,753
Deferred taxes	2,372,501	(195,422)	2,177,079
Other non-current assets	1,648,056	(20,917)	1,627,139
	4,137,310	(216,339)	3,920,971

Investment	2,351,774	8,488,013	10,839,787
Property, plant and equipment	20,408,747	(1,889,683)	18,519,064
Intangible assets	1,275,452	(370,591)	904,861
Total non-current assets	28,173,283	6,011,400	34,184,683

TOTAL ASSETS	49,295,228	3,988,041	53,283,269

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Payroll and related taxes	241,291	(56,328)	184,963
Trade payables	1,957,789	67,672	2,025,461
Taxes payable	336,348	(63,582)	272,766
Borrowings and financing	2,295,409	(126,287)	2,169,122
Other payables	1,221,350	360,690	1,582,040
Provision for tax, social security, labor, civil and environmental risks	355,889	(39,342)	316,547
Total current liabilities	6,408,076	142,823	6,550,899

Non-current liabilities
Borrowings and financing	27,856,350	(720,768)	27,135,582
Other payables	4,388,451	4,620,598	9,009,049
Deferred taxes	284,110	(45,869)	238,241
Provision for tax, social security, labor, civil and environmental risks	371,697		371,697
Pension and healthcare plan	565,591		565,591
Other provisions	413,440	(8,743)	404,697
Total non-current liabilities	33,879,639	3,845,218	37,724,857

Shareholders’ equity
Issued capital	4,540,000		4,540,000
Reserves	3,690,573		3,690,573
Valuation adjustments to equity	386,324		386,324
Non-controlling interests	390,616		390,616
Total shareholders' equity	9,007,513		9,007,513

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	49,295,228	3,988,041	53,283,269

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ii.      Statement of income for the year ended December 31, 2012

			Consolidated
			12/31/2012
	Published balance sheet	Adoption of IFRS 10 and IFRS 11	Adjusted balance sheet
Net revenue from sales and/or services	16,896,264	(1,667,675)	15,228,589
Cost of sales and/or services	(12,072,206)	813,539	(11,258,667)
Gross profit	4,824,058	(854,136)	3,969,922
Operating expenses/income	(4,182,361)	931,008	(3,251,353)
Selling expenses	(931,525)	158,037	(773,488)
General and administrative expenses	(576,514)	108,594	(467,920)
Share of profits (losses) of investees	(952)	642,388	641,436
Other operating income (expenses), net	(2,673,370)	21,989	(2,651,381)
Operating profit before finance income (costs)	641,697	76,872	718,569
Finance income (costs), net	(1,992,405)	(158,946)	(2,151,351)
Profit before income tax and social contribution	(1,350,708)	(82,074)	(1,432,782)
Income tax and social contribution	870,134	82,074	952,208
Loss for the year	(480,574)		(480,574)
Attributable to:
Owners of the Company	(420,113)		(420,113)
Non-controlling interests	(60,461)		(60,461)

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iii.     Balance sheet as of January 1, 2012

			Consolidated
			01/01/2012
	Published balance sheet	Adoption of IFRS 10 and IFRS 11	Adjusted balance sheet

ASSETS
Current assets
Cash and cash equivalents	15,417,393	(1,976,703)	13,440,690
Trade receivables	1,616,206	530,456	2,146,662
Inventories	3,734,984	(216,077)	3,518,907
Other current assets	1,175,723	(118,006)	1,057,717
Total current assets	21,944,306	(1,780,330)	20,163,976

Non-current liabilities
Long-term assets
Short-term investments	139,679		139,679
Deferred taxes	1,840,773	(367,034)	1,473,739
Other non-current assets	2,876,269	54,574	2,930,843
	4,856,721	(312,460)	4,544,261

Investment	2,088,225	7,929,231	10,017,456
Property, plant and equipment	17,377,076	(1,612,581)	15,764,495
Intangible assets	603,374	(372,395)	230,979
Total non-current assets	24,925,396	5,631,795	30,557,191

TOTAL ASSETS	46,869,702	3,851,465	50,721,167

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Payroll and related taxes	202,469	(37,527)	164,942
Trade payables	1,232,075	(129,475)	1,102,600
Taxes payable	325,132	(6,817)	318,315
Borrowings and financing	2,702,083	(104,038)	2,598,045
Other payables	1,728,445	210,754	1,939,199
Provision for tax, social security, labor, civil and environmental risks	292,178	(33,264)	258,914
Other provisions	14,565	(6,432)	8,133
Total current liabilities	6,496,947	(106,799)	6,390,148

Non-current liabilities
Borrowings and financing	25,186,505	(634,863)	24,551,642
Other payables	5,593,520	4,616,753	10,210,273
Deferred taxes	37,851	(18,088)	19,763
Provision for tax, social security, labor, civil and environmental risks	346,285		346,285
Pension and healthcare plan	469,050		469,050
Other provisions	322,374	(5,538)	316,836
Total non-current liabilities	31,955,585	3,958,264	35,913,849

Shareholders’ equity
Issued capital	1,680,947		1,680,947
Reserves	7,671,650		7,671,650
Valuation adjustments to equity	(1,366,776)		(1,366,776)
Non-controlling interests	431,349		431,349
Total shareholders' equity	8,417,170		8,417,170

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	46,869,702	3,851,465	50,721,167

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4.     BUSINESS COMBINATION

•       Stahlwerk Thüringen GmbH (“SWT”) and Gallardo Sections

On January 31, 2012, through its wholly-owned subsidiary CSN Steel S.L., CSN completed the acquisition of all the shares (“Shares”) of the Spanish companies (a) Dankerena Guipúzcoa, S.L. (currently named CSN Steel Holdings 2, S.L.U.) and Grupo Alfonso Gallardo Thüringen, S.L.U. (currently named CSN Steel Holdings 1, S.L.U.), holding companies that together hold 100% of the capital of the German company Stahlwerk Thüringen GmbH (“SWT”), a producer of long steel located in Unterwellenborn, Germany, specialized in the production of shapes and with installed capacity of 1.1 million metric tons of steel/year; and (b) Gallardo Sections S.L.U.  (currently named CSN Steel Comercializadora, S.L.U.), a trader of SWT products, all previously held by Grupo Alfonso Gallardo, S.L.U.  (“AG Group”).

This acquisition helps CSN to strengthen its role in the long steel segment, by strengthening its portfolio of world class assets.

As mentioned in note 2(i), the acquisition method was used to account for identifiable assets acquired and liabilities assumed.

The purchase price of R$301,192 (€131,790), including the final adjustment to the purchase price of R$1,943 (€850), was allocated between identified assets acquired and liabilities assumed, measured at fair value. In the purchase price identification process, the Company considered the adjustments presented below and the starting point was the transaction amount of R$1,104,648 (€483,350)

Amounts in R$
Transaction price	1,104,648
Net debt	(857,031)
Provisions	(11,782)
Tax credits	13,498
Working capital	51,859
(=) Purchase price	301,192

The transaction costs are represented by consulting services and lawyers’ fees totaling R$20.879, which have been included in the income statement, in general and administrative expenses, as incurred.

The tables below show the allocation of identifiable assets acquired and liabilities assumed recognized at the acquisition date, the purchase price considered in the acquisition of SWT and Gallardo Sections, and the calculation of the resulting goodwill.

The fair value adjustments made based on the corporate balance sheet to prepare the opening balance sheet were adjusted after the completion of the valuation report in December 2012.

	Carrying amounts	Fair value adjustments	Total fair value
Assets acquired
Current assets (*)	400,387		400,387
Non-current assets (**)	191,956	786,988	978,944
Current liabilities	(262,203)		(262,203)
Non-current liabilities (***)	(842,526)	(209,005)	(1,051,531)
Total assets acquired	(512,386)	577,983	65,597

(*) Includes R$14.880 in cash and cash equivalents.

(**) Comprising mainly the fair value adjustment to property, plant and equipment amounting to R$392,817. Total fair value of property, plant and equipment was measured at R$582,478.

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(***) Refers to the deferred income tax on the fair value adjustments.

Goodwill arising on acquisition

(+) Purchase price	301,192
(-) Fair value of assets acquired and liabilities assumed	65,597
(=) Goodwill arising on acquisition (note 11)	235,595

Goodwill arising on the acquisition was mainly based on expected future earnings.

5.     CASH AND CASH EQUIVALENTS

		Consolidated		Parent Company
	12/31/2013	12/31/2012	12/31/2013	12/31/2012
Current
Cash and cash equivalents
Cash and banks	178,920	205,056	36,553	25,897

Short-term investments
In Brazil:
Government securities	48,206	862,299	42,575	769,447
Private securities	240,852	540,688	57,564	340,720
	289,058	1,402,987	100,139	1,110,167
Abroad:
Time deposits	9,527,694	10,283,778	69,932	1,859,693
Total short-term investments	9,816,752	11,686,765	170,071	2,969,860
Cash and cash equivalents	9,995,672	11,891,821	206,624	2,995,757

The funds available in the Company and subsidiaries set up in Brazil are basically invested in investment funds, classified as exclusive, with repurchase agreements backed by government and private bonds with immediate liquidity.

Private securities are short-term investments in Bank Deposit Certificates (CDBs) with yields pegged to the Interbank Deposit Certificate (CDI) fluctuation, and government securities are basically repurchase agreements backed by National Treasury Notes series B (NTN-B) and Financial Treasury Bills (LFTs). The exclusive funds managed by BTG Pactual Serviços Financeiros S.A. DTVM and Caixa Econômica Federal and their assets collateralize possible losses on investments and transactions carried out. Investments in funds were consolidated.

In addition, a significant part of the funds of the Company and its foreign subsidiaries is invested in Time Deposits with leading banks, bearing fixed rates.

6.     TRADE RECEIVABLES

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		Consolidated		Parent Company
	12/31/2013	12/31/2012	12/31/2013	12/31/2012
Trade receivables
Third parties
Domestic market	790,225	776,442	545,927	521,517
Foreign market	950,145	754,159	80,434	23,799
Estimated losses on doubtful debts	(114,172)	(111,532)	(88,518)	(86,391)
	1,626,198	1,419,069	537,843	458,925
Related parties (Note 19 - b)	107,443	227,021	632,645	552,744
	1,733,641	1,646,090	1,170,488	1,011,669

Other receivables
Dividends receivable (Note 19 - b)	717,595	955,869	774,147	985,973
Other receivables	71,229	59,458	48,069	34,789
	788,824	1,015,327	822,216	1,020,762
	2,522,465	2,661,417	1,992,704	2,032,431

The breakdown of gross trade receivables from third parties is as follows:

		Consolidated		Parent Company
	12/31/2013	12/31/2012	12/31/2013	12/31/2012
Falling due	1,339,481	1,272,669	373,190	406,543
Overdue until 180 days	216,392	113,793	90,165	25,052
Overdue above 180 days	184,497	144,139	163,006	113,721
	1,740,370	1,530,601	626,361	545,316

In order to meet the needs of some customers in the domestic market, related to the extension of the payment term for billing of steel, in common agreement with CSN’s internal commercial policy and maintenance of its very short-term receipts (up to 7 days), at the request of the customer, transactions are carried out for assignment of receivables without co-obligation negotiated between the customer and banks with common relationship, where CSN assigns the trade notes/bills that it issues to the banks with common relationship.

Due to the characteristics of the transactions for assignment of receivables without co-obligation, after assignment of the customer’s trade notes/bills and receipt of the funds from the closing of each transaction, CSN settles the trade receivables and becomes entirely free of the credit risk on the transaction. This transaction totals R$386,732 as of December 31, 2013 (R$224,718 as of December 31, 2012), less the trade receivables.

The changes in the Company’s allowance for doubtful debts are as follows:

		Consolidated		Parent Company
	12/31/2013	12/31/2012	12/31/2013	12/31/2012
Opening balance	(111,532)	(124,939)	(86,391)	(101,407)
Estimated losses	(17,988)	(11,073)	(13,902)	(6,668)
Recovery of receivables	15,348	24,480	11,775	21,684
Closing balance	(114,172)	(111,532)	(88,518)	(86,391)

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7.     INVENTORIES

		Consolidated		Parent Company
	12/31/2013	12/31/2012	12/31/2013	12/31/2012
Finished products	743,831	980,375	529,068	755,771
Work in process	650,311	668,170	550,227	584,952
Raw materials	714,365	722,922	436,283	477,350
Storeroom supplies	1,003,473	1,018,625	877,944	885,819
Iron ore	139,275	74,340	139,275	74,340
Advances to suppliers	11,915	36,921	9,859	16,414
(-) Estimated losses	(102,185)	(108,160)	(83,426)	(90,344)
	3,160,985	3,393,193	2,459,230	2,704,302

Changes in the allowance for inventory losses are as follows:

		Consolidated		Parent Company
	12/31/2013	12/31/2012	12/31/2013	12/31/2012
Opening balance	(108,160)	(94,950)	(90,344)	(77,814)
Allowance for/reversals of slow-moving inventories and obsolescence	5,975	(13,210)	6,918	(12,530)
Closing balance	(102,185)	(108,160)	(83,426)	(90,344)

Allowances for certain items considered obsolete or slow-moving were recognized.

As of December 31, 2013, the Company has long-term iron ore inventories amounting to R$144.483, classified in other non-current assets (R$144,483 as of December 31, 2012), as described in note 8.

8.     OTHER CURRENT AND NON-CURRENT ASSETS

The group of other current and non-current assets is comprised as follows:

				Consolidated				Parent Company
	Current		Non-current		Current		Non-current
	12/31/2013	12/31/2012	12/31/2013	12/31/2012	12/31/2013	12/31/2012	12/31/2013	12/31/2012
Judicial deposits (Note 17)			693,714	718,026			650,463	680,603
Credits with the PGFN (*)			88,921	84,392			88,921	84,392
Recoverable taxes (**)	480,495	407,297	112,788	183,092	298,279	267,172	94,342	68,675
Prepaid expenses	37,369	38,767	38,117	42,893	27,394	17,757	18,600	21,580
Actuarial asset - related party (Note 19 b)			97,051	93,546			96,665	93,163
Derivative financial instruments (Note 13 I)	9,681	239,266	3,879			237,525
Guarantee margin on financial instruments (Note 13 l)		426,328				17,024
Securities held for trading (Note 13 I)	9,906				7,041
Ore inventory (Note 7)			144,483	144,483			144,483	144,483
Northeast Investment Fund (FINOR)			8,452	8,452			8,452	8,452
Trade receivables			9,970	8,983			10,631	10,649
Loans with related parties (Note 19 b)	147,273	5,362	603,862	314,699	46,722	89,551	237,710	308,976
Other receivables from related parties (Note 19 b)	15,658	20,309	18,129	10,515	16,180	24,927	155,932	218,276
Other	22,538	14,826	15,959	18,058			15,649	17,708
	722,920	1,152,155	1,835,325	1,627,139	395,616	653,956	1,521,848	1,656,957

(*) Refers to the excess judicial deposit originated by the 2009 REFIS (Tax Debt Refinancing Program).

.

(**) Refers mainly to taxes on revenue (PIS/COFINS) and State VAT (ICMS) on the acquisition of fixed assets which will be recovered over a 48-month period, and income tax and social contribution for offset.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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9.     INVESTMENTS

a)     Direct equity interests in subsidiaries, jointly controlled entities, joint operations and associates

							12/31/2013					12/31/2012
Companies	Number of
	shares held by CSN		%				Profit	%				Profit
	in units)		Direct equity			Shareholders'	(loss)	Direct equity			Shareholders'	(loss)
	Common	Preferred	interest	Assets	Liabilities	equity	for the year	interest	Assets	Liabilities	equity	for the year
Subsidiaries
CSN Islands VII Corp.	20,001,000		100.00	7,958,296	8,653,517	(695,221)	(492,508)	100.00	7,058,295	7,261,007	(202,712)	(228,179)
CSN Islands VIII Corp.	2,501,000		100.00	16,236		16,236	(37,499)	100.00	1,419,190	1,365,455	53,735	10,535
CSN Islands IX Corp.	3,000,000		100.00	981,698	979,730	1,968	95	100.00	856,329	854,456	1,873	614
CSN Islands X Corp.	1,000		100.00	46	52,838	(52,792)	(7,566)	100.00	57	45,283	(45,226)	(4,449)
CSN Islands XI Corp.	50,000		100.00	1,796,485	1,788,545	7,940	1,045	100.00	1,566,837	1,559,941	6,896	370
CSN Islands XII Corp.	1,540		100.00	1,868,122	2,343,437	(475,315)	(195,338)	100.00	1,763,078	2,043,055	(279,977)	(140,846)
Tangua Inc.												1,794
International Investment Fund							(28)	100.00	98		98	(1,107)
CSN Minerals S.L.U.	131,649,926		100.00	4,558,786	1,856	4,556,930	794,937	100.00	3,762,487	495	3,761,992	858,206
CSN Export Europe, S.L.U.	35,924,748		100.00	942,194	350	941,844	151,941	100.00	790,202	299	789,903	87,192
CSN Metals S.L.U.	256,951,582		100.00	1,450,763	1,438	1,449,325	195,013	100.00	1,254,559	247	1,254,312	112,967
CSN Americas S.L.U.	151,877,946		100.00	1,995,959	13,962	1,981,997	277,278	100.00	1,688,612	10,383	1,678,229	289,573
CSN Steel S.L.U.	454,072,527		100.00	2,714,157	435,831	2,278,326	118,601	100.00	2,337,092	368,325	1,968,767	(123,795)
Sepetiba Tecon S.A.	254,015,052		99.99	324,698	81,973	242,725	51,077	99.99	259,258	35,939	223,319	33,099
Mineração Nacional S.A.	999,999		99.99	1,067	15	1,052	55	99.99	1,151	97	1,054	62
Florestal Nacional S.A.							(46,509)	99.99	440,909	742,238	(301,329)	(327,530)
Estanho de Rondônia S.A.	34,236,306		99.99	34,189	9,697	24,492	(9,263)	99.99	48,986	15,231	33,755	5,044
Companhia Metalic Nordeste	92,459,582		99.99	182,845	41,730	141,115	18,510	99.99	169,282	46,897	122,385	6,049
Companhia Metalúrgica Prada	601,084		99.99	771,436	465,032	306,404	47,295	99.99	686,299	456,952	229,347	(157,156)
CSN Cimentos S.A.	3,734,582,664		99.99	1,012,370	84,651	927,719	56,161	99.99	1,237,779	102,523	1,135,256	(143,975)
Congonhas Minérios S.A.	64,610,862		99.99	1,996,614	2,004,797	(8,183)	13,870	99.99	1,984,592	2,006,645	(22,053)	(20,855)
CSN Energia S.A.	43,149		99.99	33,416	13,850	19,566	11,515	99.99	15,796	7,744	8,052	(11,190)
FTL - Ferrovia Transnordestina Logística S.A.	306,241,571		88.41	542,162	239,582	302,580	(3,662)	99.99	10		10
Companhia Florestal do Brasil	19,358,449		99.99	20,858	1,567	19,291	(19)
Joint controlled entities
Nacional Minérios S.A.	285,040,443		60.00	9,404,480	1,058,093	8,346,387	544,695	60.00	9,118,928	1,317,238	7,801,690	982,800
Itá Energética S.A.	253,606,842		48.75	341,188	18,059	323,129	9,852	48.75	375,370	45,566	329,804	32,631
MRS Logística S.A.	52,414,152	40,301,916	27.27	1,853,628	1,126,803	726,825	128,989	27.27	1,712,266	1,026,680	685,586	121,769
CBSI - Companhia Brasileira de Serviços de Infraestrutura	1,876,146		50.00	20,590	16,244	4,346	2,458	50.00	14,635	12,747	1,888	14
CGPAR - Construção Pesada S.A.	50,000		50.00	53,527	48,703	4,824	9,527	50.00	37,599	36,669	930	1,750
Transnordestina Logística S.A.	22,714,245	1,397,545	77.30	4,286,381	2,961,282	1,325,099	(122,178)	76.13	3,902,500	2,450,426	1,452,074	(57,875)
Associates
Arvedi Metalfer do Brasil	21,408,833		20.00	49,800	34,441	15,359	(3,291)	20.00	22,718	9,740	12,977	(7,783)

The number of shares, the balances of assets, liabilities and shareholders' equity, and the amounts of profit or loss for the year refer to the equity interests held by CSN in those companies.

b)     Events in 2013

•       Florestal Nacional S.A. (“Florestal Nacional”)

As of September 30, 2013, the subsidiary Florestal Nacional S.A. was merged into CSN with net assets of R$(391,389). As a result of the operation, Florestal Nacional was fully extinguished and CSN assumed all its rights and obligations.

•       CSN Cimentos S.A. (“CSN Cimentos”)

As of September 30, 2013, CSN Cimentos was partially spun off and CSN absorbed the spun-off net assets in the amount of R$244,394. As a result of the operation, part of the assets of CSN Cimentos was transferred to CSN, which assumed the rights and obligations directly related to such assets. CSN Cimentos will continue with its normal operations since the spin-off did not involve any operating asset of the Company.

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•       Companhia Metalúrgica Prada (“Prada”)

As of September 30, 2013, Companhia Metalúrgica Prada was partially spun off and CSN absorbed the spun-off net assets in the amount of R$14,270. As a result of the operation, part of the assets of Prada was transferred to CSN, which assumed the rights and obligations directly related to such assets. Prada will continue with its normal operations since the spin-off did not involve any operating asset of the Company.

The table below shows the allocation of the assets and liabilities merged/spun off in CSN's balance sheet:

Merged assets and liabilities	CSN Cimentos	Prada	Florestal Nacional	Total
Current assets (*)	104,416	19,318	4,174	127,908
Non-current assets (**)	140,446	82,914	395,542	618,902
Current liabilities (***)	(468)	(82,962)	(192,543)	(275,973)
Non-current liabilities (***)		(5,000)	(598,562)	(603,562)
Total merged assets and liabilities	244,394	14,270	(391,389)	(132,725)

(*) Refers mainly to prepayment contract with the parent company CSN.

(**) Refers mainly to available-for-sale investments and deferred taxes.

(***) Refers mainly to intercompany loans, CSN and Florestal Nacional with Congonhas Minérios.

•         Transnordestina Logística S.A. (“TLSA”)

On September 20, 2013, the Company signed (i) An Addendum to the Concession Agreement of the Northeast Railway System, which encompasses the stretches between the cities of São Luís to Mucuripe, Arrojado to Recife, Itabaiana to Cabedelo, Paula Cavalcante to Macau, and Propriá to Jorge Lins(“Railway System I”) and the stretches between the cities of Missão Velha to Salgueiro, Salgueiro to Trindade, Trindade to Eliseu Martins, Salgueiro to Porto de Suape, and Missão Velha to Porto de Pecém (“Railway System II”), to include therein obligations assumed by TLSA related to the implementation of the Railway System II, as well as the readequacy of the sections that comprise it and (ii) Conduct Adjustment Agreement between ANTT and TLSA, with the purpose of resolving pending items existing between the parties.

On that date the following agreements were also signed (i) a new Shareholders' Agreement of TLSA between CSN, Valec Engenharia, Construções e Ferrovias S.A. (“Valec”), Fundo de Desenvolvimento do Nordeste – FDNE (“FDNE”) and BNDES Participações S.A. – BNDESPAR (“BNDESPAR”), with the intervenience of TLSA, whose effectiveness was conditioned to the disproportionate spin-off of TLSA, to be implemented under the terms of ANTT Resolution 4,042/2013; and (ii) Investment Agreement between CSN, Valec and FDNE, with the intervenience of TLSA, which besides other matters, deals with the new budget and the sources of funds that will have to be contributed to TLSA or financed for implementation of the Railway System II.

At the Extraordinary Shareholders' Meeting held on December 27, 2013, as part of the reorganization process described above, the shareholders approved the disproportionate spin-off of TLSA, completing the segregation of Railway System I and Railway System II.

This purpose of this restructuring was to rebalance economically and financially the Northeast Railway System concession, leading to the extension of the Railway System II operation concession, which could reach 2057, and the segregation of the assets related to Railway System I, which were merged into subsidiary FTL - Ferrovia Transnordestina Logística S.A. (“FTL”), with the maintenance of the assets related to Railway System II in TLSA .

As a result of the spin-off, CSN became the holder of an 88.41% stake in FTL and a 77.30% stake in TLSA.

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With the completion of the spin-off, the new Shareholders’ Agreement became effective and control is now jointly held with the shareholders part of the public block, which became the holders of substantive rights to make certain material company decisions and influence the ordinary course of business, as well as CSN, by influencing budgeting, internal policies, capital expenditures, debt, etc., thus typifying the loss of control by CSN, pursuant to specific IFRS criteria.

Accordingly, as of December 31, 2013, in accordance with IFRS 10, corresponding to CPC 36(R3), CSN reversed all TLSA assets and liabilities and non-controlling interests and started to recognize the remaining stake in this investment at fair value on the date control was lost. After this initial recognition, the investment starts to be measured under the equity method.

The gain generated by the loss of control over the investment recognized in the income statement, in other operating income, is broken down as follows:

		Consolidated	Parent Company
		12/31/2013	12/31/2013
(+)	Fair value of the remaining investment	1,984,204	1,984,204
(-)	Carrying amount of net assets	1,714,232	1,325,099
(+)	Carrying amount of non-controlling interests	389,133
	Gain on loss of control over Transnordestina	659,105	659,105

(-)	Capitalized interest written off	185,206	185,206

	Gain on loss of control over Transnordestina (Note 24)	473,899	473,899

(-)	Income tax and social contribution	161,126	161,126

	Gain on loss of control, net of income tax and social contribution	312,773	312,773

c)     Changes in investments in subsidiaries, jointly controlled entities, joint ventures, associates, and other investments

		Consolidated		Parent Company
	12/31/2013	12/31/2012	12/31/2013	12/31/2012
Opening balance of investments	10,839,787	10,017,456	23,356,506	22,573,890
Opening balance of impairment loss allowance			(851,298)	(476,463)
Transnordestina Investment balance at 12.31.2012	1,452,074
Capital increase/acquisition of shares (1)	164,941	165,792	654,692	649,496
Capital reduction (2)	(153,305)			(1,855,208)
Merger and partial spin-off of subsidiaries (3)			132,725
Dividends	(85,998)	(547,604)	(139,887)	(585,675)
Comprehensive income (4)	73,213	94,967	456,978	867,905
Share of profits of investees (5)	542,711	1,103,632	1,502,450	1,331,593
Gain on loss of control over Transnordestina	659,106		659,106
Other	(5,506)	5,544	2,809	(330)
Closing balance of investments	13,487,023	10,839,787	27,005,592	23,356,506
Closing balance of impairment loss allowance			(1,231,511)	(851,298)

1.   Refers mainly to a capital increase by the parent company in Transnordestina Logística S.A. of R$152,974; FTL – Ferrovia Transnordestina Logística S.A. of R$152,927 and merger of available-for-sale financial assets of R$264,359, in 2013 (in 2012, refers mainly to a capital increase in Transnordestina Logística S.A. of R$405,227).

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2.   In 2012, refers basically to a capital reduction in CSN Steel of R$1,829,431.

3.     Merger of subsidiary Florestal Nacional and partial spin-off of subsidiaries CSN Cimentos S.A and Companhia Metalúrgica Prada on September 30, 2013.

4.   Refers to the mark-to-market of investments classified as available for sale and translation to the reporting currency of the foreign investments, the functional currency of which is not the Brazilian real.

5.   Below is the reconciliation of the share of profit of jointly controlled entities with the share of profit of investees recognized in the balance sheet after the reclassifications:

		Consolidated
	12/31/2013	12/31/2012
Share of profit of jointly controlled entities	542,711	1,103,632
Reclassifications
To cost of sales	(137,418)	(93,592)
To finance costs	(624,096)	(606,703)
To taxes	258,914	238,099
Other
Elimination of Transnordestina’s profit	120,102
Other	(2,075)
Adjusted share of profit of investees	158,138	641,436

d)     Additional information on the main operating subsidiaries

•       SEPETIBA TECON S.A. (“Tecon”)

It is engaged in operating Container Terminal No. 1 of the Itaguaí Port, located in Itaguaí, State of Rio de Janeiro. The terminal is connected to UPV by the Southeast railroad system, the concession of which is granted to MRS Logística S.A.. The services provided are handling and storage of containers, steel products and cargo in general, among other products and services related to container washing, maintenance and sanitization.

Tecon won the auction held on September 3, 1998 for the terminal concession, which allows it to operate the terminal during a 25-year period, extendable for another 25 periods.

Upon concession termination, all rights and privileges transferred to Tecon will be handed back to the Federal Government, together with the assets owned by Tecon and those resulting from investments made by Tecon in leased assets, declared as returnable assets by the Federal Government as they are necessary to the continuity of the related services. Any assets declared as returnable assets will be compensated by the Federal Government at their residual value, calculated based on Tecon’s accounting records, less depreciation.

•       ESTANHO DE RONDÔNIA S.A. (“Ersa”)

Headquartered in the State of Rondônia, this subsidiary operates two units, one in the city of Itapuã do Oeste and the other one in the city of Ariquemes. In Itapuã do Oeste, where the mining business unit is based, it mines cassiterite (tin ore) while in Ariquemes it operates a foundry to obtain metallic tin, the raw material used by UPV for the production of tin plates.

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•       CIA. METALIC NORDESTE (“Metalic”)

Headquartered in Maracanaú, State of Ceará, it is engaged in manufacturing metallic containers basically sold to the beverage industry. Its production is mainly sold in Brazil’s North and Northeastern market, and the lid surplus is sold in the foreign market.

Its operating unit has two different production lines: Cans, using as raw material tine-coated steel supplied by the parent company and Lids, using as raw material aluminum.

•       COMPANHIA METALÚRGICA PRADA (“Prada”)

Steel containers

Prada is engaged in the manufacture and sale of steel containers, producing the best and safest cans, pails and spray cans. It supplies containers and lithography services to the main companies in the chemical and food industries.

As of December 31, 2013, Prada held 59.17% of the voting capital of Companhia Brasileira de Latas (CBL).

As Prada, CBL is engaged in the manufacturing of steel containers supplied to the main companies in the chemical and food industries.

Distribution

Prada is also engaged in the processing and distribution of steel sheet and plates and has a diversified product line. It supplies spools, rolls, plates, stripes, blanks, metal sheets, shapes, pipes, tiles, and other products to different manufacturing industries, from automotive to construction. It is also specialized in providing steel processing services, meeting the demand from nationwide companies.

•       CSN CIMENTOS S.A. (“CSN Cimentos”)

Headquartered in Volta Redonda, State of Rio de Janeiro, it is engaged in the production and sale of cement and uses as one of its raw materials the blast furnace slag from the pig iron production of UPV. CSN Cimentos started to operate on May 14, 2009.

•       CSN ENERGIA S.A.

It is primarily engaged in the distribution and sale of electric power surpluses generated by CSN and companies, consortiums or other ventures in which the Company holds equity interests.

•          FTL - FERROVIA TRANSNORDESTINA LOGÍSTICA S.A. (“FTL”)

Company recently created for the purpose of merging the spun off portion of TLSA. It holds the concession to provide public railway cargo transport service in Brazil Northeastern Railway System, comprising the stretches between the cities São Luís to Mucuripe, Arrojado to Recife, Itabaiana to Cabedelo, Paula Cavalcante to Macau, and Propriá to Jorge Lins (“Railway System I”)

As of December 31, 2013 CSN held 88.41% of FTL’s share capital.

e)     Investments in jointly controlled entities and joint operations

The balances of the balance sheets and income statements of the companies under shared control are stated below:

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						12/31/2013					12/31/2012
	Nacional Minérios (*)	Itá Energética	MRS Logística	CBSI	CGPAR	Transnordestina Logística	Nacional Minérios (*)	Itá Energética	MRS Logística	CBSI	CGPAR
Equity interest (%)	60.00%	48.75%	27.27%	50.00%	50.00%	77.30%	60.00%	48.75%	27.27%	50.00%	50.00%
Balance sheet
Current assets
Cash and cash equivalents	4,815,211	45,894	471,079	12,897	28,582	195,830	4,081,425	72,754	331,515	5,480	25,245
Other current assets	1,135,192	16,682	630,121	21,407	33,055	39,183	1,572,995	16,616	600,407	19,903	17,431
Total current assets	5,950,403	62,576	1,101,200	34,304	61,637	235,013	5,654,420	89,370	931,922	25,383	42,676
Non-current assets
Long-term assets	8,391,119	34,029	414,624	4	11	229,280	8,296,673	39,771	440,545		246
Investments, PP&E and intangible assets	1,356,909	603,268	5,281,642	6,872	45,405	5,080,841	1,216,907	640,850	4,906,609	3,887	32,276
Total non-current assets	9,748,028	637,297	5,696,266	6,876	45,416	5,310,121	9,513,580	680,621	5,347,154	3,887	32,522
Total assets	15,698,431	699,873	6,797,466	41,180	107,053	5,545,134	15,168,000	769,991	6,279,076	29,270	75,198

Current liabilities
Borrowings and financing	42,247		333,796		20,053	97,681	1,588	41,957	380,656		13,883
Other current liabilities	1,318,884	35,174	841,681	22,437	36,733	51,901	1,887,841	45,701	829,185	16,131	44,641
Total current liabilities	1,361,131	35,174	1,175,477	22,437	56,786	149,582	1,889,429	87,658	1,209,841	16,131	58,524
Non-current liabilities
Borrowings and financing	339,961		2,566,412		21,664	3,479,420	335,806		2,253,721		14,814
Other non-current liabilities	86,694	1,870	390,228	10,050	18,956	201,900	19,595	5,812	301,393	9,364
Total non-current liabilities	426,655	1,870	2,956,640	10,050	40,620	3,681,320	355,401	5,812	2,555,114	9,364	14,814
Shareholders’ equity	13,910,645	662,829	2,665,349	8,693	9,647	1,714,232	12,923,170	676,521	2,514,121	3,775	1,860
Total liabilities and shareholders’ equity	15,698,431	699,873	6,797,466	41,180	107,053	5,545,134	15,168,000	769,991	6,279,076	29,270	75,198

						12/31/2013					12/31/2012
	Nacional Minérios (*)	Itá Energética	MRS Logística	CBSI	CGPAR	Transnordestina Logística	Nacional Minérios (*)	Itá Energética	MRS Logística	CBSI	CGPAR
Equity interest (%)	60.00%	48.75%	27.27%	50.00%	50.00%	77.30%	60.00%	48.75%	27.27%	50.00%	50.00%
Statements of Income
Net revenue	2,369,836	153,105	3,038,142	109,650	178,762	58,465	3,836,415	217,493	3,013,158	61,915	14,060
Cost of sales and services	(1,346,658)	(79,745)	(1,926,923)	(96,502)	(148,998)	(60,840)	(2,730,077)	(66,162)	(1,993,927)	(58,245)	(8,780)
Gross profit	1,023,178	73,360	1,111,219	13,148	29,764	(2,375)	1,106,338	151,331	1,019,231	3,670	5,280
Operating (expenses) income	(113,212)	(44,154)	(277,814)	(6,399)	(1,402)	(315,776)	(412,091)	(48,688)	(262,777)	(3,807)	(16)
Finance income (costs), net	1,621,386	1,266	(114,637)	751	306	(18,843)	1,329,707	(1,745)	(82,417)	174	29
Income before income tax and social contribution	2,531,352	30,472	718,768	7,500	28,668	(336,994)	2,023,954	100,898	674,037	37	5,293
Current and deferred income tax and social contribution	(1,543,876)	(10,263)	(245,748)	(2,584)	(9,614)	178,937	(407,469)	(33,962)	(227,497)	(10)	(1,794)
Profit for the year	987,476	20,209	473,020	4,916	19,054	(158,057)	1,616,485	66,936	446,540	27	3,499

(*) Refer to the consolidated balances and profit or loss of Nacional Minérios S. A.

The balance sheet and income statement amounts refer to 100% of the companies’ results.

•       NACIONAL MINÉRIOS S.A. - (“Namisa”)

Headquartered in Congonhas, State of Minas Gerais, this company is primarily engaged in the production, purchase and sale of iron ore and is mainly focused on foreign markets for sale of its products. Its major operations are carried out in the cities of Congonhas, Ouro Preto, Itabirito and Rio Acima, in the State of Minas Gerais, and in Itaguaí, in the State of Rio de Janeiro.

In November 2008, 40% of Namisa’s capital started to be held by Big Jump Energy Participações S.A (“Big Jump”), whose shareholders were Posco and Brazil Japan Iron Ore Corp, (“BJIOC” or “Consortium”), a consortium of Asian companies formed by Itochu Corporation, Nippon Steel, JFE Steel Corporation, Sumitomo Metal Industries Ltd., Kobe Steel Ltd., and Nisshin Steel Co. Ltd., and CSN became the holder of 60% of the capital.

On July 30, 2009 Namisa merged its subsidiary Big Jump Energy Participações S.A., and the companies Posco and BJIOC became the holders of a direct stake in Namisa. In 2011, Nippon Steel and Sumitomo Metal Industries, until then part of BJIOC, sold their stakes to the other members of the Consortium, followed by the entry of a new shareholder, China Steel Corp. (“CSC”). After these transactions, the new corporate structure of Namisa is as follows: CSN 60%, BJIOC 32.52%, Posco 6.48%, and CSC 1%. CSN’s stake in Namisa did not change as a result of any of these events.

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Under IFRS 10, paragraph B55, when assessing whether an investor has control of an investee, the investor shall determine whether it is exposed, or has rights, to variable returns from its involvement with the investee. The Shareholders’ Agreement grants both the consortium and CSN, through substantive rights, the power to influence the ordinary course of Namisa’s business, by being actively involved in setting the budget, accounting policies, capital expenditure, management compensation, dividend distribution policy, etc.

This shareholders’ agreement prescribes that certain situations of severe impasse between the shareholders that are not resolved after mediation and negotiation procedures between the executive officers of the parties may give CSN the right to exercise its call option and the Consortium the right to exercise its put option regarding the equity interest held by the Consortium in Namisa.

Other agreements signed, in order to make such association feasible, among them the agreement for purchase of shares and the long-term operating agreements between Namisa, CSN and the Consortium, provide for certain obligations to do that, if not complied with or remedied within the stipulated deadlines in certain extreme situations may give rise to the right on the part of the aggrieved party to exercise its put or call option, as the case may be, with respect to the equity interest held by the  Consortium in Namisa.

The material change in Namisa’s profit for the quarter is mainly due to joining the tax installment programs introduced by Laws 12,865/13 and 11,941/09, which generated a net negative impact on the jointly controlled entity amounting to R$889,772, reflected in the parent company, through equity accounting, R$533,863 corresponding to its 60% stake.

•       ITÁ ENERGÉTICA S.A. - (“ITASA”)

ITASA is a corporation originally created to carry out the construction of the Itá hydroelectric power plant:  contracting for the supply of goods and services necessary to carry out the project and raising funds, including posting the corresponding guarantees.

CSN holds 48.75% of ITASA’s share capital.

•       MRS LOGÍSTICA S.A. (“MRS”)

This subsidiary, located in Rio de Janeiro, RJ, is engaged in providing public railroad freight transportation services, on the basis of an onerous concession agreement, on the tracks of the Southeast Railway System,  - located between the cities of Rio de Janeiro, São Paulo and Belo Horizonte, previously belonging to Rede Ferroviária Federal S.A.- RFFSA, which was privatized on September 20, 1996.

As of December 31, 2013 the Company directly held 27.27% and indirectly, through its jointly controlled entity Nacional Minérios S.A. (Namisa), 6% of MRS’s capital.

MRS can also engage in modal transportation services related to railroad transportation and also participate in projects aimed at expanding the railroad services granted on a concession basis.

For provision of the services covered by the concession agreement obtained for a period of 30 years starting on December 1, 1996, extendable for an equal period by exclusive decision of the concession grantor, MRS leased from RFFSA for the same concession period the assets required for operation and maintenance of the railroad freight transportation activities.  Upon extinction of the concession, all leased assets will be transferred to the ownership of the railroad transportation operator designated in that same act.

•       CONSÓRCIO DA USINA HIDRELÉTRICA DE IGARAPAVA

Igarapava Hydroelectric Power Plant is located in Rio Grande, in the city of Conquista, MG, with installed capacity of 210 MW. It consists of 5 bulb type generating units and is considered a major mark for power generation in Brazil.

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CSN holds 17.92% of investment in the consortium, whose specific purpose is the distribution of electric power, which is made according to the percentage equity interest of each company.

The balance of property, plant and equipment less depreciation as of December 31, 2013 is R$29,417 (R$30,584 as of December 31, 2012) and the amount of the expense in 2013 is R$6,024 (R$6,620 in 2012).

•       CBSI - COMPANHIA BRASILEIRA DE SERVIÇOS DE INFRAESTRUTURA (“CBSI”)

CSN holds 50% of CBSI's share capital. The investment is the result of a joint venture between CSN and CKLS Serviços Ltda. Based in the city of Araucária, PR, CBSI is primarily engaged in providing services to subsidiaries, associates, controlling companies and third-party entities, and can operate activities related to the refurbishment and maintenance of industrial machinery and equipment, construction maintenance, industrial cleaning, logistic preparation of products, among other activities.

•       CGPAR CONSTRUÇÃO PESADA S.A. (“CGPAR”)

CSN holds 50% of CGPAR's share capital. The investment is the result of a joint venture between CSN and GPA Construção Pesada e Mineração Ltda.  Based in the city of Belo Horizonte, MG, CGPAR is mainly engaged in providing services related to the support to the extraction of iron ore, earth leveling, earthmoving, and dam construction.

•         TRANSNORDESTINA LOGÍSTICA S.A. (“TLSA”)

It is primarily engaged in the operation and development of the railroad freight transportation public service in the Brazil’s Northeastern railway system, which encompasses the stretches between  Missão Velha to Salgueiro, Salgueiro to Trindade, Trindade to Eliseu Martins, Salgueiro to Porto de Suape, and Missão Velha to Porto de Pecém (“Railway System II”).

As of December 31, 2013 CSN held 77.30% of Transnordestina Logística’s share capital.

f)      Additional information on indirect interests held abroad

•          STAHLWERK THÜRINGEN GMBH (SWT)

On January 31, 2012, through its wholly-owned subsidiary CSN Steel S.L.U., CSN acquired SWT, as mentioned in note 4.

SWT was incorporated in 1992, from the discontinued Maxhütte steel industrial complex, in Unterwellenborn, Germany, and produces steel shapes for construction, in accordance with international quality standards. It main raw material is steel scrap and its installed capacity is 1.1 million metric tons of steel/year.

•          COMPANHIA SIDERURGICA NACIONAL – LLC (“CSN LLC”)

Incorporated in 2001 with the assets and liabilities of the liquidated Heartland Steel Inc., headquartered in Wilmington, State of Delaware, USA, it has an industrial plant in Terre Haute, State of Indiana, USA, where there is a complex comprising a cold rolling line, a hot pickling line for spools and a galvanization line. CSN LLC is a wholly-owned indirect subsidiary of CSN Americas, a subsidiary of CSN.

•          LUSOSIDER AÇOS PLANOS, S.A. (“Lusosider”)

Incorporated in 1996 in succession to Siderurgia Nacional – a company privatized by the Portuguese government that year, Lusosider is the only Portuguese steel company to produce cold-re-rolled flat steel, with a corrosion-resistant coating. The company provides in Paio Pires an installed capacity of around 550,000 metric tons per year to produce four large groups of steel products:  galvanized plate, cold-rolled plate, pickled and oiled plate.  Products manufactured by Lusosider may be used in the containers industry, civil construction (pipes and metallic structures), and in home appliance components.

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g)     Other investments

•       PANATLÂNTICA S. A. (“Panatlântica”)

Publicly-held company, headquartered in the city of Gravataí, State of Rio Grande do Sul, engaged in the manufacturing, trade, import, export and processing of steel and ferrous or non-ferrous metals, coated or not. This investment is carried at fair value.

CSN currently holds 9.41% (9.40% as of December 31, 2012) of Panatlântica’s total share capital.

•       Usinas Siderúrgicas de Minas Gerais S.A. – USIMINAS (“USIMINAS”)

USIMINAS, headquartered in Belo Horizonte, State of Minas Gerais, is engaged in steel and related operations. USIMINAS produces flat rolled steel in the Intendente Câmara and José Bonifácio de Andrada e Silva plants, located in Ipatinga, Minas Gerais, and Cubatão, São Paulo, respectively, to be sold in the domestic market and also for exports. It also exploits iron ore mines located in Itaúna, Minas Gerais, to meet its verticalization and production cost optimization strategies. USIMINAS also has service and distribution centers located in several regions of Brazil, and the Cubatão, São Paulo, and Praia Mole, Espírito Santo, ports, as well as in locations strategic for the shipment of its production.

As of December 31, 2012 and 2013, the Company reached holdings of 14.13% in common shares and 20.69% in preferred shares of Usiminas' share capital.

USIMINAS is listed on the São Paulo Stock Exchange (“BM&F BOVESPA”:  USIM3 and USIM5).

•       ARVEDI METALFER DO BRASIL S.A. (“Arvedi”)

On July 31, 2012, the Company acquired a non-controlling interest corresponding to 20% of the capital of Arvedi, company in preoperating stage focused on the production of pipes, headquartered in Salto, State of São Paulo.

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10.   PROPERTY, PLANT AND EQUIPMENT

							Consolidated
	Land	Buildings	Machinery, equipment and facilities	Furniture and fixtures	Construction in progress	Other (*)	Total
Balance at January 1, 2012
Cost	155,180	1,668,999	9,987,105	136,003	6,633,330	932,006	19,512,623
Accumulated depreciation		(239,796)	(3,106,905)	(104,796)		(296,631)	(3,748,128)
Balance at January 1, 2012	155,180	1,429,203	6,880,200	31,207	6,633,330	635,375	15,764,495
Effect of foreign exchange differences	5,656	22,322	246,204	377	471	(148,268)	126,762
Acquisition through business combination	22,852	103,739	419,787	1,202	1,079	33,819	582,478
Acquisitions	2,726	20,871	573,286	7,199	2,117,354	15,016	2,736,452
Capitalized interest (Notes 25 and 32)					401,827		401,827
Write-offs	(1,375)	(255)	(7,091)	(48)	(769)	(221)	(9,759)
Depreciation		(61,524)	(990,309)	(6,007)		(37,188)	(1,095,028)
Estimated losses on disposal of assets						(6,676)	(6,676)
Transfers to other asset categories		13,876	168,777	332	(20,634)	(162,351)
Transfers to intangible assets					(3,074)	(787)	(3,861)
Other			(73,876)		62,785	33,465	22,374
Balance at December 31, 2012	185,039	1,528,232	7,216,978	34,262	9,192,369	362,184	18,519,064
Cost	185,039	1,828,492	11,358,581	145,255	9,192,369	683,889	23,393,625
Accumulated depreciation		(300,260)	(4,141,603)	(110,993)		(321,705)	(4,874,561)
Balance at December 31, 2012	185,039	1,528,232	7,216,978	34,262	9,192,369	362,184	18,519,064
Effect of foreign exchange differences	8,487	28,882	120,361	488	1,440	1,905	161,563
Acquisitions	69	1,555	320,845	3,562	2,152,462	11,076	2,489,569
Capitalized interest (Notes 25 and 32)					490,747		490,747
Write-offs	(15)	(71)	(9,316)	(12)	(21,423)	(823)	(31,660)
Depreciation		(60,122)	(1,015,895)	(5,867)		(35,488)	(1,117,372)
Estimated losses on disposal of assets						(4,670)	(4,670)
Transfers to other asset categories	19,721	328,043	1,311,628	1,694	(1,841,181)	180,095
Transfers to intangible assets					(74,958)		(74,958)
Loss of control over Transnordestina			(963)		(5,021,863)	(6)	(5,022,832)
Capitalized interest written off (Note 9.b)					(185,206)		(185,206)
Impairment in jointly controlled entity Transnordestina (**)						(279,296)	(279,296)
Other			(160,805)		79,248	48,034	(33,523)
Balance at December 31, 2013	213,301	1,826,519	7,782,833	34,127	4,771,635	283,011	14,911,426
Cost	213,301	2,196,994	12,968,200	151,479	4,771,635	627,845	20,929,454
Accumulated depreciation		(370,475)	(5,185,367)	(117,352)		(344,834)	(6,018,028)
Balance at December 31, 2013	213,301	1,826,519	7,782,833	34,127	4,771,635	283,011	14,911,426

(*) In consolidated, refer basically to railway assets, such as yards, tracks and railway sleepers.

(**) The disproportionate spin-off of Transnordestina Logística S.A. (“TLSA”) resulted in the execution of an Addendum to the Concession Agreement of the Northeast Railway System and the merger of Railway System I’s assets and liabilities into  FTL – Ferrovia Transnordestina Logística S.A. (in operation), with the maintenance of Railway System II’s assets and liabilities (New Transnordestina project) in TLSA. As a result, TLSA assessed the future performance of its operating assets related to Railway System I (in operation). The analysis resulted in the recognition of an impairment loss of R$279,296, recognized in line item “Other operating expenses” in subsidiary and consolidated of R$216,446, as described in Note 9b. The recoverable amount of these assets was determined based on the value in use. The discount rate used to measure the value in use was 9.15% per year.

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							Parent Company
	Land	Buildings	Machinery, equipment and facilities	Furniture and fixtures	Construction in progress	Other (*)	Total
Balance at January 1, 2012
Cost	102,673	903,647	8,211,591	119,671	3,140,332	415,876	12,893,790
Accumulated depreciation		(99,338)	(2,366,407)	(94,358)		(85,842)	(2,645,945)
Balance at January 1, 2012	102,673	804,309	5,845,184	25,313	3,140,332	330,034	10,247,845
Acquisitions					2,000,744		2,000,744
Capitalized interest (Notes 25 and 32)					276,596		276,596
Write-offs			(3,605)	(12)			(3,617)
Depreciation		(29,660)	(869,362)	(4,567)		(12,650)	(916,239)
Transfers to other asset categories	2,669	160,484	920,661	6,363	(891,530)	(198,647)
Transfers to intangible assets					(2,547)		(2,547)
Other			(73,351)		62,806	43,945	33,400
Balance at December 31, 2012	105,342	935,133	5,819,527	27,097	4,586,401	162,682	11,636,182
Cost	105,342	1,065,326	9,052,087	125,936	4,586,401	259,592	15,194,684
Accumulated depreciation		(130,193)	(3,232,560)	(98,839)		(96,910)	(3,558,502)
Balance at December 31, 2012	105,342	935,133	5,819,527	27,097	4,586,401	162,682	11,636,182
Acquisitions	12	372	266,573	2,423	1,384,675	4,840	1,658,895
Merger of subsidiaries					19,689		19,689
Capitalized interest (Notes 25 and 32)					309,073		309,073
Write-offs			(4,233)		(8,315)		(12,548)
Depreciation		(32,648)	(866,087)	(4,686)		(14,759)	(918,180)
Transfers to other asset categories	2,121	322,365	1,298,598	1,575	(1,782,458)	157,799
Transfers to intangible assets					(62,457)		(62,457)
Capitalized interest written off (Note 9.b)					(185,206)		(185,206)
Other			(158,640)		83,740	47,547	(27,353)
Balance at December 31, 2013	107,475	1,225,222	6,355,738	26,409	4,345,142	358,109	12,418,095
Cost	107,475	1,390,013	10,423,838	129,930	4,345,142	467,481	16,863,879
Accumulated depreciation		(164,791)	(4,068,100)	(103,521)		(109,372)	(4,445,784)
Balance at December 31, 2013	107,475	1,225,222	6,355,738	26,409	4,345,142	358,109	12,418,095

(*) includes leasehold improvements, vehicles, hardware, mines and ore bodies and replacement storeroom supplies.

The breakdown of the projects comprising construction in progress is as follows:

						Consolidated
	Project objective	Start date	Completion date		12/31/2013	12/31/2012
Logistics
	Expansion of Transnordestina railroad by 1,728 km to boost the transportation of varied products as iron ore, limestone, soybeans, cotton, sugarcane, fertilizers, oil and fuels.	2009	2016	(*)		3,925,720
	Equalization of Berth 301.	2012	2014		151,932	27,554
	Current investments for maintenance of current operations.				231,832	726,416
					383,764	4,679,690
Mining
	Expansion of Casa de Pedra Mine capacity production.	2007	2015/2016	(1)	1,090,568	1,329,565
	Expansion of TECAR’s export capacity.	2009	2014/2016	(2)	404,374	695,859
	Current investments for maintenance of current operations.				42,866	332,638
					1,537,808	2,358,062
Steel
	Construction of a long steel plant to produce rebar and machine wire.	2008	2014	(3)	1,592,016	1,460,694
	Implementation of the AF#3’s gas pressure recovery.	2006	2014		74,337	60,750
	Current investments for maintenance of current operations.				679,495	356,105
					2,345,848	1,877,549
Cement
	Construction of cement plants.	2011	2015		476,076	241,412
	Current investments for maintenance of current operations.				28,139	35,656
					504,215	277,068
Total construction in progress					4,771,635	9,192,369

(*) As a result of the loss of control, the subsidiary Transnordestina was deconsolidated at December 31, 2013. (See Note 9 b.)

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(1)  Expected date for completion of the 40 Mtpa and 42 Mtpa stages

(2)  Expected date for completion of the 45 Mtpa and 60 Mtpa stages

(3)  Started in January 2014.

The costs classified in construction in progress comprise basically the acquisition of services, purchase of parts to be used as investments for improvement of performance, upgrading of technology, enlargement, expansion and acquisition of assets that will be transferred to the relevant line items and depreciated as from the time they are available for use.

The costs incurred to refurbish and replace property, plant and equipment items totaled R$151,517 as of December 31, 2013 (R$273,339 as of December 31, 2012), which were capitalized and will be depreciated over the period until the next maintenance event.

Other repair and maintenance expenses are charged to operating costs and expenses when incurred.

In view of the need to review the useful lives at least every financial year, in 2013 management performed the review for all the Company’s units. As a result, the estimated useful lives for the current year are as follows:

	Consolidated	Parent Company
Buildings	43	41
Machinery, equipment and facilities	14	13
Furniture and fixtures	11	11
Other	26	18

a)      As of December 31, 2013, the Company capitalized borrowing costs amounting to R$490,747 (R$401,827 as of December 31, 2012) in consolidated and R$309,073 (R$276,596 as of December 31, 2012) in Parent Company. These costs are basically estimated for the mining and long steel projects, mainly relating to: (i)  Casa de Pedra expansion (ii); construction of the long steel mill in the city of Volta Redonda (RJ), see notes 25 and 32.

The rates used to capitalize borrowing costs are as follows:

Rates	12/31/2013	12/31/2012
Specific projects	TJLP + 1.3% to 3.2%	TJLP + 1.3% to 3.2%
	UM006 + 2.7%	UM006 + 2.7%
Unspecified projects	8.35%	8.47%

b)      Additions to depreciation, amortization and depletion for the year were distributed as follows:

		Consolidated		Parent Company
	12/31/2013	12/31/2012	12/31/2013	12/31/2012
Production cost	1,068,156	1,062,950	879,984	892,505
Selling expenses	8,248	8,041	6,385	6,212
General and administrative expenses	17,426	14,742	9,191	8,240
	1,093,830	1,085,733	895,560	906,957
Other operating expenses (*)	61,763	14,739	28,287	13,590
	1,155,593	1,100,472	923,847	920,547

(*) Refers to the depreciation of unused equipment (see note 24).

c)     The Casa de Pedra mine is an asset that belongs to CSN, which has the exclusive right to explore such mine. Our mining activities of Casa de Pedra are based on the ‘Mine Manifest’, which grants CSN full ownership over the mineral deposits existing within our property limits.

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As of December 31, 2013 the net property, plant and equipment of Casa de Pedra was R$3,277,205 (R$2,892,120 as of December 31, 2012), represented mainly by construction in progress amounting to R$1,090,642 (R$1,612,000 as of December 31, 2012).

11.   INTANGIBLE ASSETS

					Consolidated			Parent Company
	Goodwill	Customer relations	Software	Other	Total	Goodwill	Software	Total
Balance at January 1, 2012
Cost	431,173		36,253	941	468,367	14,135	24,003	38,138
Accumulated amortization	(150,004)		(26,523)		(176,527)	(1,044)	(15,902)	(16,946)
Adjustment for accumulated recoverable value	(60,861)				(60,861)
Balance at January 1, 2012	220,308		9,730	941	230,979	13,091	8,101	21,192
Effect of foreign exchange differences		30,501	104	14,043	44,648
Acquisitions through business combination (*)	235,595	316,939		77,232	629,766
Acquisitions and expenditures			916	472	1,388		237	237
Disposals				(564)	(564)
Transfer of property, plant and equipment			3,861		3,861		2,547	2,547
Amortization			(5,442)		(5,442)		(4,308)	(4,308)
Other movements			225		225
Balance at December 31, 2012	455,903	347,440	9,394	92,124	904,861	13,091	6,577	19,668
Cost	666,768	347,440	41,849	92,124	1,148,181	14,135	26,787	40,922
Accumulated amortization	(150,004)		(32,455)		(182,459)	(1,044)	(20,210)	(21,254)
Adjustment for accumulated recoverable value	(60,861)				(60,861)
Balance at December 31, 2012	455,903	347,440	9,394	92,124	904,861	13,091	6,577	19,668
Effect of foreign exchange differences		64,570	148	18,127	82,845
Acquisitions and expenditures			635		635		11	11
Disposals			(1)	(820)	(821)
Impairment loss	(48,469)				(48,469)
Transfer of property, plant and equipment			74,958		74,958		62,457	62,457
Loss of control over Transnordestina			(10,128)		(10,128)
Amortization		(30,530)	(7,691)		(38,221)		(5,667)	(5,667)
Other movements			39	(259)	(220)
Balance at December 31, 2013	407,434	381,480	67,354	109,172	965,440	13,091	63,378	76,469
Cost	666,768	415,899	107,416	109,172	1,299,255	14,135	89,255	103,390
Accumulated amortization	(150,004)	(34,419)	(40,062)		(224,485)	(1,044)	(25,877)	(26,921)
Adjustment for accumulated recoverable value	(109,330)				(109,330)
Balance at December 31, 2013	407,434	381,480	67,354	109,172	965,440	13,091	63,378	76,469

(*) Goodwill based on expected future earnings, arising on the business combination of CSN Steel S. L. with the companies Stahlwerk Thüringen Gmbh (SWT) and Gallardo Sections on January 31, 2012 (see note 4).

The useful life of software is 01 to 05 years and of other intangible assets is 13 to 30 years.

Goodwill: The economic basis of goodwill is the expected future earnings and, in accordance with the new pronouncements, these amounts are not amortized since January 1, 2009, when they became subject only to impairment testing.

•       Impairment testing for goodwill

In order to conduct impairment testing, goodwill is allocated to CSN’s operating divisions that represent the lowest level of assets or group of assets at which goodwill is monitored by the Company's senior management, never above Operating Segments.

Cash generating unit	Segment	12/31/2013	12/31/2012	Investor
Containers (*)	Steel	158,748	207,217	CSN
Flat steel	Steel	13,091	13,091	CSN
Long steel	Steel	235,595	235,595	CSN Steel S.L.
		407,434	455,903

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DFP –– Annual Financial Statements – December 31, 2013 – CIA SIDERURGICA NACIONAL

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(*) Goodwill of the cash-generating unit (CGU) Steel Containers is presented net of an impairment loss recorded in 2011 in the line item of other operating income and expenses in the income statement for the year, amounting to R$60,861. During the 4th quarter of 2013, the Company identified again an impairment of goodwill of the CGU Steel Containers and recorded the amount of R$48,469.

The recoverable amount of a Cash-Generating Unit (“CGU”) is determined based on value-in-use calculations.

These calculations use cash flow projections, before income tax and social contribution, based on financial budgets approved by management for a three-year period. The amounts related to cash flows subsequent to the three-year period were extrapolated based on the estimated growth rates shown below. The growth rate does not exceed the average long-term growth rate of the industry in which the Cash-Generating Unit (“CGU”) operates.

The main assumptions used in calculating the values in use as of December 31, 2013 are as follows:

	Steel containers	Flat steel	Long steel
Gross margin (i)

Average Gross Margin based on the history and the budget projections for the next 2 years; beginning in the third year, average price, operating cost and expense projections, simulated based on an industrial activity centralization and plant modernization scenario, also taking into account other revenues from sale of assets.

		Average Gross Margin based on the history and projections approved by the Board for the next three years, and long-term price and foreign exchange curves obtained in industry reports.	Based on the projections approved by the Board for the next three years, long-term price and foreign exchange curves, and taking into consideration the production volume ramp up after plant start-up.
Cost adjustment

Operating costs based on the history and the budget projections for the next two years; beginning in the third year, operating cost projections incorporating the simulated benefits based on an industrial activity centralization and plant modernization scenario.

		Cost adjustment based on historical data and price and foreign exchange curves obtained in industry reports.	Cost adjustment based on historical data and price and foreign exchange curves obtained in industry reports.
Growth rate (ii)

Sales volume growth projection prepared based on the sales department’s forecast for the main market segments, and also taking into account the simulation of new production capacity based on an industrial activity centralization and plant modernization scenario.

		Average growth rate of 2.0% p.a. used to extrapolate the cash flows after the budgeted period.	Average growth rate of 2.0% p.a. used to extrapolate the cash flows after the budgeted period.
Discount rate (iii)	Effective discount rate of 8.2% p.a., before income tax and social contribution.	Effective discount rate of 8.2% p.a., before income tax and social contribution.	Effective discount rate of 8.2% p.a., before income tax and social contribution.

(i)   Budgeted gross margin.

(ii)  Weighted average growth rate, used to extrapolate the cash flows after the budgeted period.

(iii) Pretax discount rate, applied to cash flow projections.

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DFP –– Annual Financial Statements – December 31, 2013 – CIA SIDERURGICA NACIONAL

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12.   BORROWINGS, FINANCING AND DEBENTURES

The balances of borrowings, financing and debentures, which are carried at amortized cost, are as follows:

					Consolidated				Parent Company
	Rates p.a. (%)	Current liabilities		Non-current liabilities		Current liabilities		Non-current liabilities
		12/31/2013	12/31/2012	12/31/2013	12/31/2012	12/31/2013	12/31/2012	12/31/2013	12/31/2012
FOREIGN CURRENCY
Prepayment	1% to 3.50%	105,874	162,290	1,166,615	1,104,271	105,874	162,290	1,166,615	1,104,271
Prepayment	3.51% to 7.50%	207,331	8,954	1,276,717	878,705	343,912	121,962	4,084,099	3,105,474
Perpetual bonds	7.00%	3,189	2,781	2,342,600	2,043,500
Fixed rate notes	4.14 to 10%	156,868	1,265,330	5,505,110	4,802,225	19,439	1,422,531	2,433,517	2,122,809
Financed imports	6.24%		6,813				6,813
BNDES/FINAME	Res. 635/87 interest + 1.7% and 2.7%	12,356	32,395		10,755	11,334	29,703		9,863
Intercompany	6M Libor + 2.25 and 3%					737,297	91,505	110,268	634,124
Other	1.40% to 8.00% + 1.2%	49,306	9,860	442,843	409,337
		534,924	1,488,423	10,733,885	9,248,793	1,217,856	1,834,804	7,794,499	6,976,541
LOCAL CURRENCY
BNDES/FINAME	TJLP + 1.5% to 3.2% and 2.5% to 10% fixed rate	97,044	346,623	962,684	1,535,255	57,759	253,852	853,379	835,513
Debentures	105.8% to 110.8% CDI and TJLP + 0.85%	846,387	128,239	1,932,500	4,436,892	846,387	46,355	1,932,500	2,715,000
Prepayment	106.5% to 110,79% CDI and 8% fixed rate	101,330	163,812	5,345,000	4,800,000	79,302	147,713	3,345,000	2,800,000
CCB	112.5% CDI	1,085,436	62,072	6,200,000	7,200,000	1,085,436	62,072	6,200,000	7,200,000
Intercompany	110.79% CDI					591,423	302,299	1,338,771	1,077,420
Other		8,527	10,983	15,505	16,581	2,119	1,986	2,118	3,973
		2,138,724	711,729	14,455,689	17,988,728	2,662,426	814,277	13,671,768	14,631,906
Total borrowings and financing		2,673,648	2,200,152	25,189,574	27,237,521	3,880,282	2,649,081	21,466,267	21,608,447
Transaction costs and issue premiums		(30,841)	(31,030)	(85,951)	(101,939)	(25,588)	(27,578)	(71,607)	(89,958)
Total borrowings and financing + transaction costs		2,642,807	2,169,122	25,103,623	27,135,582	3,854,694	2,621,503	21,394,660	21,518,489

The balances of prepaid intercompany borrowings total R$2,943,964 as of December 31, 2013 (R$2,339,776 as of December 31, 2012) and the balances of Fixed Rate Notes and Intercompany Bonds  total R$2,452,956 (R$3,545,340 as of December 31, 2012), see note 19.

•       Funding transaction costs

As of December 31, 2013, funding transaction costs are as follows:

	Consolidated		Parent Company
	Current	Noncurrent	Current	Noncurrent	TIR (1)

Fixed rate notes	1,865	3,830		1,461	6.5% to 10.7%
BNDES	631	2,660	481	2,660	1.44% to 9.75%
Prepayment	8,162	15,766	5,120	2,864	10.08% to 12.44%
Prepayment	2,213	8,368	1,739	7,496	2.68% to 4.04%
CCB	17,472	54,834	17,472	54,834	11.33% to 14.82%
Other	498	493	776	2,292	6.75% to 12.59% and 10.7% to 13.27%
	30,841	85,951	25,588	71,607

(1)    TIR – Annual internal rate of return

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DFP –– Annual Financial Statements – December 31, 2013 – CIA SIDERURGICA NACIONAL

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•       Maturities of borrowings, financing and debentures presented in non-current liabilities

As of December 31, 2013, the principal of long-term borrowings, financing and debentures by maturity year is as follows:

	Consolidated		Parent Company
2015	3,181,503	13%	3,317,566	15%
2016	3,210,020	13%	2,940,993	14%
2017	3,628,773	14%	3,307,440	15%
2018	3,997,706	16%	3,554,040	17%
2019	3,813,514	15%	2,913,417	14%
After 2019	5,015,458	19%	5,432,811	25%
Perpetual bonds	2,342,600	10%
	25,189,574	100%	21,466,267	100%

•       Amortizations and new borrowings, financing and debentures

The table below shows the amortizations and new funding in the current year:

		Consolidated	Parent Company
	12/31/2013	12/31/2012	12/31/2013	12/31/2012
Opening balance	29,304,704	26,973,247	24,139,992	23,335,636
Funding	1,697,363	3,520,263	1,363,253	2,712,471
Amortization	(4,300,240)	(4,876,453)	(3,991,884)	(4,713,335)
Loss of control over Trasnordestina	(3,180,821)
Other (*)	4,225,424	3,687,647	3,737,993	2,805,220
Closing balance	27,746,430	29,304,704	25,249,354	24,139,992

(*) Includes unrealized foreign exchange and inflation adjustments.

In December 2013, the Company redeemed all the Guaranteed Bonds issued in 2003, through its wholly-owned subsidiary CSN Islands VIII Corp., guaranteed by CSN, at a rate of 9.75% per year, amounting to US$550 million (R$1,270,775) in principal and US$27 million (R$62,295) in interest.

Borrowing and financing contracts with certain financial institutions contain some covenants that are usual in financial agreements in general and the Company is compliant with them as of December 31, 2013.

•       Debentures

i. Companhia Siderúrgica Nacional

6h issue

In September 2012 the Company issued 156,500 nonconvertible, unsecured debentures, of which 106,500 1st series debentures and 50,000 2nd series debentures, with a unit face value of R$10 totaling R$1,565,000 that pay interest equivalent to 105.80% of the CDI Cetip rate for the 1st series and 106.00% per year for the 2nd series, maturing in March and September 2015, respectively, both with early redemption option.

•       Guarantees provided

Guarantees provided for the borrowings comprise property, plant and equipment items and sureties and do not include guarantees provided for subsidiaries and jointly controlled entities. As of December 31, 2013, the amount is R$4,234 (R$12,233 as of December 31, 2012).

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DFP –– Annual Financial Statements – December 31, 2013 – CIA SIDERURGICA NACIONAL

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13.   FINANCIAL INSTRUMENTS

I - Identification and measurement of financial instruments

The Company enters into transactions involving various financial instruments, mainly cash and cash equivalents, including short-term investments, marketable securities, trade receivables, trade payables, and borrowings and financing. Additionally, it also carries out transactions involving derivative financial instruments, especially exchange and interest rate swaps.

Considering the nature of these instruments, their fair value is basically determined by the use of Brazil’s money market and mercantile and futures exchange quotations. The amounts recorded in current assets and current liabilities have immediate liquidity or short-term maturity, mostly less than three months. Considering the maturities and features of such instruments, their carrying amounts approximate their fair values.

•           Classification of financial instruments

Consolidated						12/31/2013					12/31/2012
	Notes	Available for sale	Fair value through profit or loss	Loans and receivables - effective interest rate	Other liabilities - amortized cost method	Balances	Available for sale	Fair value through profit or loss	Loans and receivables - effective interest rate	Other liabilities - amortized cost method	Balances

Assets
Current assets
Cash and cash equivalents	5			9,995,672		9,995,672			11,891,821		11,891,821
Trade receivables, net	6			1,733,641		1,733,641			1,646,090		1,646,090
Guarantee margin on financial instruments	8 and 13								426,328		426,328
Derivative financial instruments	8 and 13		9,681			9,681		239,266			239,266
Trading securities	8		9,906			9,906
Total			19,587	11,729,313		11,748,900		239,266	13,964,239		14,203,505

Non-current assets
Other trade receivables	8			9,970		9,970			8,983		8,983
Investments		2,405,174				2,405,174	2,336,137				2,336,137
Derivative financial instruments	8		3,879			3,879
Short-term investments				30,756		30,756			116,753		116,753
Total		2,405,174	3,879	40,726		2,449,779	2,336,137		125,736		2,461,873

Total assets		2,405,174	23,466	11,770,039		14,198,679	2,336,137	239,266	14,089,975		16,665,378

Liabilities
Current liabilities
Borrowings and financing	12				2,673,648	2,673,648				2,200,152	2,200,152
Derivative financial instruments	13 and 14		6,822			6,822		244,333			244,333
Trade payables					1,102,037	1,102,037				2,025,461	2,025,461
Total			6,822		3,775,685	3,782,507		244,333		4,225,613	4,469,946

Non-current liabilities
Borrowings and financing	12				25,189,574	25,189,574				27,237,521	27,237,521
Derivative financial instruments	13 and 14		17,375			17,375
Total			17,375		25,189,574	25,206,949				27,237,521	27,237,521

Total liabilities			24,197		28,965,259	28,989,456		244,333		31,463,134	31,707,467

•           Fair value measurement

The financial instruments recognized at fair value require the disclosure of fair value measurements in three hierarchy levels.

•           Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

•           Level 2: other available inputs, except those of Level 1 that are observable for the asset or liability, whether directly (i.e., prices) or indirectly (i.e., derived from prices)

•           Level 3: inputs unavailable due to slight or no market activity and which is significant for the definition of the fair value of assets.

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DFP –– Annual Financial Statements – December 31, 2013 – CIA SIDERURGICA NACIONAL

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The following table shows the financial instruments recognized at fair value through profit or loss using a valuation method:

Consolidated				12/31/2013				12/31/2012
	Level 1	Level 2	Level 3	Balances	Level 1	Level 2	Level 3	Balances
Assets
Current assets
Financial assets at fair value through profit or loss
Derivative financial instruments		9,681		9,681		239,266		239,266
Trading securities	9,906			9,906
Non-current assets
Available-for-sale financial assets
Investments	2,405,174			2,405,174	2,336,137			2,336,137
Financial assets at fair value through profit or loss
Derivative financial instruments		3,879		3,879
Total assets	2,415,080	13,560		2,428,640	2,336,137	239,266		2,575,403

Liabilities
Current liabilities
Financial liabilities at fair value through profit or loss
Derivative financial instruments		6,822		6,822		244,333		244,333
Non-current liabilities
Financial liabilities at fair value through profit or loss
Derivative financial instruments		17,375		17,375
Total liabilities		24,197		24,197		244,333		244,333

II – Investments in financial instruments classified as available for sale and measured at fair value through OCI

These consist mainly of investments in shares acquired in Brazil involving top ranked companies, which are recognized in non-current assets, and any gains or losses are recognized in shareholders' equity, where they will remain until actual realization of the securities or when any loss is considered unrecoverable.

Potential impairment of financial assets classified as available for sale

The Company has investments in common (USIM3) and preferred (USIM5) shares (“Usiminas Shares”), designated as available-for-sale financial assets  as they do not meet the criteria to be classified within any of the other categories of financial instruments (loans and receivables, held-to-maturity investments or financial assets at fair value through profit or loss). The asset is classified as a non-current asset under line item “investments” and is carried at fair value based on the quoted price on the stock exchange (BM&FBOVESPA).

Considering the volatility of the quotations of Usiminas shares, the Company evaluated whether, at the end of the reporting period, there was objective evidence of impairment of these financial assets, i.e., the Company’s management evaluated if the decline in the market value of Usiminas shares should be considered either significant or prolonged. In turn, this valuation requires judgment based on CSN’s policy, prepared according to practices used in the domestic and international markets, and consists of an instrument by instrument analysis based on quantitative and qualitative information available in the market, from the time an instrument shows a drop of 20% or more in its market value or from the time there is a significant drop in its market value as compared to its acquisition price during more than twelve months.

Based on the qualitative and quantitative elements, management concluded, in its best judgment, that there was evidence of a significant impairment of the investment in Usiminas shares as of June 30, 2012, and, consequently, reclassified the accumulated losses recorded in other comprehensive income amounting to R$1,599,485, net of income tax and social contribution, to profit for the year, by recognizing R$2,022,793 in other operating expenses and R$423,308 in deferred taxes.

In December 2012 there was an additional recognition of R$264,441 related to deferred taxes on accumulated losses due to the annual analysis of the effective income tax and social contribution rate that took into consideration the temporary differences generated by this investment in CSN subsidiaries resulting from the reclassification of accumulated losses.

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DFP –– Annual Financial Statements – December 31, 2013 – CIA SIDERURGICA NACIONAL

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However, as of June 30, 2013, there was an additional decline in the quotation of the common shares (USIM3) as compared with the quotation as of June 30, 2012 which, according to the Company's accounting policy, generated a loss of R$5,002, recorded directly in other operating expenses. Beginning this date, pursuant to a Company's policy, gains and losses arising from the variation of the quotation of shares were recognized in other comprehensive income.

The Company continues to evaluate strategic alternatives with respect to its investment in Usiminas. These initiatives can, for example, affect the way an investment is recorded in the Company’s financial statements.

III – Fair values of assets and liabilities as compared to their carrying amounts

Financial assets and liabilities at fair value through profit or loss are recognized in current and non-current assets and liabilities, and any gains and possible losses are recognized as finance income or finance costs, respectively.

The amounts are recognized in the financial statements at their carrying amounts, which are substantially similar to those that would be obtained if they were traded in the market. The fair values of other long-term assets and liabilities do not differ significantly from their carrying amounts, except the amounts below.

The estimated fair value of consolidated long-term borrowings and financing was calculated at prevailing market rates, taking into consideration the nature, term and risks similar to those of the recorded contracts, and was classified in level 1 of the hierarchy of “quoted prices (unadjusted) in active markets for identical assets or liabilities”, as compared below:

		12/31/2013		12/31/2012
	Carrying amount	Fair value	Carrying amount	Fair value
Perpetual bonds	2,345,789	1,938,780	2,046,281	2,102,366
Fixed rate notes	5,661,978	6,032,207	6,067,555	6,811,081

IV     Financial risk management policy

The Company has and follows a policy of managing its risks, with guidelines regarding the risks incurred by the company. Pursuant to this policy, the nature and general position of financial risks are regularly monitored and managed in order to assess the results and the financial impact on cash flow. The credit limits and the quality of counterparties’ hedge instruments are also periodically reviewed.

The risk management policy was established by the Board of Directors. Under this policy, market risks are hedged when it is considered necessary to support the corporate strategy or when it is necessary to maintain a level of financial flexibility.

Under the terms of the risk management policy, the Company manages some risks by using derivative financial instruments. The Company’s risk policy prohibits any speculative deals or short sales.

•         Foreign exchange rate risk

The Company assesses its exchange exposure by subtracting its liabilities from its assets denominated in dollar and euro, thus arriving at its net exchange exposure, which is the foreign currency exposure risk. Therefore, besides the trade receivables arising from exports and investments overseas that in economic terms constitute natural hedges, the Company further considers and uses various financial instruments, such as derivative instruments (US$ to real and euro to dollar swaps, and forward exchange contracts, etc.) to manage its risks of fluctuations in currencies other than the Brazilian real.

•         Policies on the use of hedging derivatives

The Company’s financial policy reflects the parameters of liquidity, credit and market risks approved by the Audit Committee and Board of Directors. The use of derivative instruments in order to prevent fluctuations in interest and exchange rates from having a negative impact on the company’s balance sheet and income statement should consider the same parameters. As provided for in internal rules, this financial investment policy has been approved and is being managed by the finance officers.

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DFP –– Annual Financial Statements – December 31, 2013 – CIA SIDERURGICA NACIONAL

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At the meetings of the Executive Officers and Board of Directors, the officers and directors routinely present and discuss the Company’s financial positions. Under the bylaws, transactions involving material amounts require the prior approval of management bodies. The use of other derivative instruments is contingent upon the express prior approval of the Board of Directors.

To finance its activities, the Company resorts to the capital markets, both locally and internationally, and based on the indebtedness profile it is seeking, part of the debt is pegged to foreign currency, basically to the US dollar, which causes Management to seek hedging for debt through derivative financial instruments.

To contract derivative financial instruments for hedging within the internal control structure, the following policies are adopted:

•           ongoing calculation of exchange exposure that occurs by analyzing assets and liabilities exposed to foreign currency, under the following terms: (i) trade receivables and payables in foreign currency; (ii) cash and cash equivalents and debts in foreign currency considering the maturity of the assets and liabilities exposed to exchange fluctuations;

•           presentation of the financial position and exchange exposure on a routine basis of meetings of the Executive Officers and Board of Directors that approve the hedging strategy;

•           carrying out derivative hedging transactions only with leading banks, diluting the credit risk through diversification among these banks;

•           Foreign exchange exposure

The consolidated net exposure as of December 31, 2013 is as follows:

		12/31/2013
Foreign Exchange Exposure	(Amounts in US$’000)	(Amounts in €’000)
Cash and cash equivalents overseas	4,086,520	1,266
Trade receivables - foreign market	303,186	33,994
Intercompany borrowings	154,098	78,026
Other assets	21,152	54,152
Total assets	4,564,956	167,438
Borrowings and financing	(4,589,982)	(121,041)
Trade payables	(39,383)	(2,202)
Other liabilities	(9,140)	(16,943)
Intercompany borrowings	(34,076)
Total liabilities	(4,672,581)	(140,186)
Gross exposure	(107,625)	27,252
Notional amount of derivatives contracted	403,000	(90,000)
Net exposure	295,375	(62,748)

Gains and losses on these transactions are consistent with the policies and strategies defined by management.

•             Exchange swap transactions

The Company carries out exchange swap transactions in order to hedge its assets and liabilities against any fluctuations in the US dollar-real parity. This hedge through exchange swaps provides the Company, through the long position of the contract, with a forward rate agreement (FRA) gain on the exchange coupon, which at the same time improves our investment rates and reduces the cost of our funding in the international market.

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DFP –– Annual Financial Statements – December 31, 2013 – CIA SIDERURGICA NACIONAL

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As of December 31, 2013, the consolidated position of these contracts is as follows:

						12/31/2013				12/31/2012	12/31/2013
				Appreciation (R$)		Fair value (market)		Appreciation (R$)		Fair value (market)	Impact on finance income (cost) in 2013
Counterparties	Transaction maturity	Functional currency	Notional amount	Asset position	Liability position	Amounts receivable/ (payable)	Notional amount	Asset position	Liability position	Amounts receivable/ (payable)
Santander	1/2/2015	US dollar	10,000	26,512	(22,633)	3,879	10,000	22,686	(20,946)	1,740	2,139
Goldman Sachs	4/1/2014	US dollar	10,000	23,697	(22,799)	898					898
HSBC	4/1/2014	US dollar	90,000	213,306	(205,171)	8,135					8,135
Total dollar-to-CDI swap			110,000	263,515	(250,603)	12,912	10,000	22,686	(20,946)	1,740	11,172

Itaú BBA	5/7/2014	US dollar	60,000	141,019	(141,359)	(340)					(340)
Itaú BBA	5/7/2014 to 5/14/2014	US dollar	25,000	58,734	(58,485)	249					249
HSBC	5/7/2014	US dollar	153,000	359,599	(360,487)	(888)					(888)
HSBC	5/7/2014 to 5/14/2014	US dollar	55,000	129,244	(128,862)	382					382
Total dollar-to-real swap (NDF)			293,000	688,596	(689,193)	(597)					(597)

BES	3/31/2014 to 4/24/2014	US dollar	11,801	27,878	(27,861)	17	44,392	90,687	(94,928)	(4,241)	4,035
Total dollar-to-euro swap			11,801	27,878	(27,861)	17	44,392	90,687	(94,928)	(4,241)	4,035

Itaú BBA	02/19/2014	Euro	30,000	94,858	(96,632)	(1,774)	40,000	51,793	(52,876)	(1,083)	(2,534)
HSBC	02/19/2014	Euro	30,000	94,900	(96,632)	(1,732)	25,000	32,373	(33,047)	(674)	(8,097)
Goldman Sachs	02/19/2014	Euro	30,000	94,880	(96,632)	(1,752)	25,000	32,363	(33,047)	(684)	(2,559)
Total dollar-to-euro swap (NDF)			90,000	284,638	(289,896)	(5,258)	90,000	116,529	(118,970)	(2,441)	(13,190)

Deutsche Bank	12/12/2013	Yen					59,090,000	237,526	(236,965)	561	(5,374)
Total yen-to-dollar swap							59,090,000	237,526	(236,965)	561	(5,374)

CSFB	2/12/2014	Real	21,500	36,526	(36,862)	(336)	64,500	109,540	(110,226)	(686)	(4,268)
Total LIBOR-to-CDI interest rate swap			21,500	36,526	(36,862)	(336)	64,500	109,540	(110,226)	(686)	(4,268)

Itaú BBA	3/1/2016	Real	150,000	152,610	(159,712)	(7,102)					(7,102)
HSBC	2/5/2016 to 3/1/2016	Real	185,000	187,395	(197,157)	(9,762)					(9,762)
Deutsche Bank	3/1/2016	Real	10,000	10,114	(10,625)	(511)					(511)
Fixed rate-to-CDI interest rate swap			345,000	350,119	(367,494)	(17,375)					(17,375)

				1,651,272	(1,661,909)	(10,637)		576,968	(582,035)	(5,067)	(25,597)

•         Classification of the derivatives in the balance sheet and statement of income

							12/31/2013
Instruments	Assets			Liabilities			Finance income (costs), net (Note 25)
	Current	Non-current	Total	Current	Non-current	Total
CDI-to-dollar swap	9,033	3,879	12,912				11,172
Dollar-to-euro swap (NDF)				5,258		5,258	(13,190)
Yen-to-dollar swap (*)							(5,374)
Dollar-to-euro swap	17		17				4,035
Dollar-to-real swap (NDF)	631		631	1,228		1,228	(597)
Libor-to-CDI swap				336		336	(4,268)
Fixed rate-to-CDI swap					17,375	17,375	(17,375)
	9,681	3,879	13,560	6,822	17,375	24,197	(25,597)

							12/31/2012
Instruments	Ativo			Passivo			Finance income (costs), net (Note 25)
	Current	Non-current	Total	Current	Non-current	Total
CDI-to-dollar swap	1,740		1,740				8,301
Dollar-to-euro swap (NDF)				2,441		2,441	(5,116)
Yen-to-dollar swap	237,526		237,526	236,965		236,965	307
Dollar-to-euro swap				4,241		4,241	(8,065)
Libor-to-CDI swap				686		686	(9,166)
	239,266		239,266	244,333		244,333	(13,739)

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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(*) The positions of the swap transactions were settled on December 12, 2013, together with its guarantee deposit.

Dollar-to-CDI exchange swap

As of December 31, 2013 the Company held a short position in a foreign exchange swap of US$110,000,000, where it receives exchange differences plus interest of 3.5% per year on average and pays 100% of CDI in the short position of the foreign exchange swap.

Dollar-to-real swap (NDF)

The Company conducted NDF (Non Deliverable Forward) transactions for the purpose of ensuring the forward purchase of US dollars, which are settled, without physical delivery, by the difference in contracted R$/US$ buy parity against the R$/US$ sell parity, with is the Sale Ptax T-1 to maturity. The transactions are contracted with prime financial institutions, on the over-the-counter market, and allocated to the exclusive funds.

US dollar-to-Euro exchange swap

The subsidiary Lusosider carries out transactions with derivatives to hedge its exposure against the euro-dollar fluctuation.

US dollar-to-Euro exchange swap (NDF)

In addition to the swaps above, the Company also contracted NDFs (non-deliverable forwards) to hedge its euro-denominated assets. Basically the Company contracted financial derivatives for its euro-denominated assets, where it will receive the difference between the US dollar exchange rate change for the period, multiplied by the notional amount (long position) and pay the difference between the exchange rate change in euro for the period on the notional euro amount on the contract date (short position). In general, these are transactions conducted in the Brazilian over-the-counter market that have as counterparties prime financial institutions, contracted under the exclusive funds.

Interest rate swap transactions (LIBOR to CDI)

The objective of these transactions is to hedge transactions indexed to US dollar LIBOR against fluctuations in Brazilian interest rates. Basically, the Company carried out swaps of its obligations indexed to the LIBOR, in which it receives interest of 1.25% p.a. on the notional value of the dollar (long position) and pays 96% of the CDI on the notional amount in reais of the contract date (short position), hedging an export prepayment transaction of the same amount. The gains and losses on these contracts are directly related to fluctuations in exchange rates (US$) and interest rates (LIBOR and CDI). In general, these are transactions conducted in the Brazilian over-the-counter market that have as counterparty a prime financial institution.

Interest rate swap transactions (Fixed rate to CDI)

Its purpose is to peg obligations subject to a fixed rate to the fluctuation of the average interest rate of the one-day interbank deposits (CDI), calculated and disclosed by CETIP. Basically, the Company carried out swaps of its obligations indexed to the fixed rate, in which it receives interest on the notional amount (long position) and pays 100% of the CDI on the notional amount in reais of the contract date (short position). The gains and losses on this contract are directly related to CDI variation. In general, these are transactions conducted in the Brazilian over-the-counter market that have as counterparty a prime financial institution, contracted within the exclusive funds.

•         Sensitivity analysis of exchange rate swaps

The Company considered scenarios 1 and 2 as 25% and 50% of appreciation for volatility of the currency, using as reference the closing exchange rate as of December 31, 2013 for dollar-to-real exchange swap R$2.3426, and for dollar-to-euro exchange swap R$1.3773.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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					12/31/2013
Instruments	Notional amount	Risk	Probable scenario (*)	Scenario 1	Scenario 2
Dollar-to-CDI exchange swap	110,000	US dollar	12,912	(64,422)	(128,844)

Total dollar-to-euro swap (NDF)	(90,000)	Euro	5,258	72,595	145,192

Euro-to-dollar exchange swap	11,801	US dollar	17	(13,109)	(26,222)

Dollar-to-real swap (NDF)	293,000	US dollar	597	(171,595)	(343,191)

(*) The sensitivity analysis is based on the assumption of maintaining, as a probable scenario, the market values as of December 31, 2013 recognized in liabilities.

•         Sensitivity analysis of interest rate swaps

The Company considered scenarios 1, 2, 3 and 4 as 25% and 50% of appreciation and devaluation for volatility of the interest as of December 31, 2013.

	12/31/2013
Instruments	Notional amount	Risk	Scenario 1	Scenario 2	Scenario 3	Scenario 4

LIBOR-to-CDI interest rate swap	21,500	(Libor) US$	(9,849)	(11,725)	9,849	11,725

Fixed rate-to-CDI interest rate swap	345,000	CDI	(11,428)	(19,855)	5,425	13,852

•         Interest rate risk

Short- and long-term liabilities indexed to floating interest rate and inflation indices. Due to this exposure, the Company undertakes derivative transactions to better manage these risks.

•         Sensitivity analysis of changes in interest rates

The Company considers the effects of a 5% increase or decrease in interest rates on its outstanding borrowings, financing and debentures as of December 31, 2013 in the consolidated financial statements.

		Impact on profit or loss
Changes in interest rates	% a.a	12/31/2013	12/31/2012
TJLP	5.00	2,521	8,409
Libor	0.35	5,725	6,535
CDI	9.77	71,507	49,566

•         Share market price risks

The Company is exposed to the risk of changes in equity prices due to the investments made and classified as available-for-sale. Equity investments refer to blue chips traded on BM&F BOVESPA.

The following table shows the impact of the net changes in the market value of financial instruments classified as available-for-sale on shareholders' equity, in other comprehensive income.

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			Consolidated
	Other comprehensive income
	12/31/2013	12/31/2012	Net change
Net change in available-for-sale financial assets	779,526	732,141	47,385

The Company considers as probable scenario the amounts recognized at market values as of December 31, 2013. Sensitivity analysis is based on the assumption of maintaining as probable scenario the market values as of December 31, 2013. Therefore, there is no impact on the financial instruments classified as available for sale already presented above. The Company considered scenarios 1 and 2 as 25% and 50% of appreciation for volatility of the shares.

		Impact on equity
Companies	Probable	Scenario 1	Scenario 2
Usiminas	772,190	199,711	399,421
Panatlântica	7,336	2,947	5,894
	779,526	202,658	405,315

•         Credit risks

The exposure to credit risks of financial institutions is in line with the parameters established in the financial policy. The Company adopts the practice of analyzing in detail the financial position of its customers and suppliers, establishing a credit limit and conducting ongoing monitoring of the outstanding balance.

As regards short-term investments, the Company only makes investments in institutions with low credit risk as rated by credit rating agencies. As part of the funds is invested in repos (repurchase agreements) backed by Brazilian government bonds, there is also exposure to Brazil’s sovereign risk.

•         Capital management

The Company manages its capital structure to ensure that it will be capable of providing return to its shareholders and benefits to other stakeholders, and maintain an optimal capital structure to reduce this cost.

•         Liquidity risk

It is the risk that the Company may not have sufficient net funds to honor its financial commitments as a result of mismatching of terms or volumes between scheduled receipts and payments.

To manage cash liquidity in domestic and foreign currency, assumptions of future disbursements and receipts are established and daily monitored by the treasury area. The payment schedules for the long-term portions of borrowings, financing and debentures are shown in note 12.

The following table shows the contractual maturities of financial liabilities, including accrued interest.

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					Consolidated
At December 31, 2013	Less than one year	From one to two years	From two to five years	Over five years	Total
Borrowings, financing and debentures	2,673,648	6,391,523	11,439,993	7,358,058	27,863,222
Derivative financial instruments	6,822	17,375			24,197
Trade payables	1,102,037				1,102,037

At December 31, 2012
Borrowings, financing and debentures	2,200,152	2,838,954	10,248,009	14,150,558	29,437,673
Derivative financial instruments	244,333				244,333
Trade payables	2,025,461				2,025,461

V – Margin deposits

The Company holds margin deposits totaling R$426,328 as of December 31, 2012; this amount is invested at Deutsche Bank as guarantee of the derivative financial instrument contracts, basically swaps between CSN Islands VIII and CSN. This deposit was settled together with the respective swap on December 12, 2013.

14.   OTHER PAYABLES

The group of other payables classified in current and non-current liabilities is comprised as follows:

				Consolidated				Parent Company
	Current		Non-current		Current		Non-current
	12/31/2013	12/31/2012	12/31/2013	12/31/2012	12/31/2013	12/31/2012	12/31/2013	12/31/2012
Payables to related parties (Note 19 b)	422,150	703,236	8,522,685	7,758,093	735,880	889,414	8,873,825	7,905,889
Derivative financial instruments (Note 13 I)	6,822	244,333	17,375		336	686
Dividends and interest on capital payable to Company owners (Note 19 a)		155,537				155,537
Dividends and interest on capital payable non-controlling shareholders	2,036	146,081			2,036	146,081
Advances from customers	28,213	31,062			17,501	17,927
Taxes in installments (Note 16)	247,387	166,818	1,454,838	1,085,079	218,667	139,731	1,294,666	917,602
Profit sharing - employees	121,631	7,771			113,039
Other payables	144,612	127,202	66,673	165,877	51,497	33,803	5,241	103,605
	972,851	1,582,040	10,061,571	9,009,049	1,138,956	1,383,179	10,173,732	8,927,096

15.   INCOME TAX AND SOCIAL CONTRIBUTION

(a)   Income tax and social contribution recognized in profit or loss:

The income tax and social contribution recognized in profit or loss for the year are as follows:

		Consolidated	Parent Company
	12/31/2013	12/31/2012	12/31/2013	12/31/2012
Income tax and social contribution (expenses) income
Current	(1,290,755)	(321,999)	(859,213)
Deferred	1,216,594	1,274,207	651,444	1,022,019
	(74,161)	952,208	(207,769)	1,022,019

The reconciliation of Company and consolidated income tax and social contribution expenses and income and the result from applying the effective rate on profit before income tax (IRPJ) and social contribution (CSLL) are as follows:

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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		Consolidated		Parent Company
	12/31/2013	12/31/2012	12/31/2013	12/31/2012
Profit (loss) before income tax and social contribution	608,155	(1,432,782)	716,794	(1,442,132)
Tax rate	34%	34%	34%	34%
Income tax and social contribution at combined statutory rate	(206,773)	487,146	(243,710)	490,325
Adjustment to reflect effective rate:
Interest on capital benefit	255,000		255,000
Share of profits of investees			510,833	452,742
Income subject to special tax rates or untaxed	227,097	444,378
Transfer pricing adjustment	(31,404)		(31,404)
REFIS effect	(689,299)	39,256	(689,299)	39,256
Tax loss carryforwards without recognizing deferred taxes	(166,734)	(42,683)
Subsidiaries’ tax credit	550,270
Other permanent deductions (add-backs)	(12,318)	24,111	(9,189)	39,696
Income tax and social contribution in profit for the year	(74,161)	952,208	(207,769)	1,022,019
Effective tax rate	12%	-66%	29%	-71%

(b)   Deferred income tax and social contribution:

The deferred income tax and social contribution are calculated on income tax and social contribution loss carryforwards and related temporary differences between the tax bases of assets and liabilities and the accounting balances of the financial statements. They are presented at net amounts when related to a sole jurisdiction.

					Consolidated
	Opening balance	Movement			Closing balance
	12/31/2012	Comprehensive income	Profit or loss	Tax credits (**)	12/31/2013
Deferred tax assets
Income tax loss carryforwards	818,705	32,800	289,105	(8,314)	1,132,296
Social contribution loss carryforwards	242,606		153,390	(6,690)	389,306
Acquisition of income tax loss carryforwards (Law 12,865/13 REFIS)			401,953	(401,953)
Acquisition of social contribution tax loss carryforwards (Law 12,865/13 REFIS)			148,316	(148,316)
Temporary differences	1,115,768	(77,567)	210,724		1,248,925
- Provision for tax, social security, labor, civil and environmental risks	171,262		36,245		207,507
- Provision for environmental liabilities	130,358		(12,563)		117,795
- Asset impairment losses	53,887		(437)		53,450
- Inventory impairment losses	29,638		(1,082)		28,556
- (Gains) losses on financial instruments	47,524		(51,349)		(3,825)
- (Gains) losses on available-for-sale financial assets	310,586	(24,410)	803		286,979
- Actuarial liability (pension and healthcare plan)	157,684	(33,143)	7,397		131,938
- Accrued supplies and services	55,072		36,735		91,807
- Estimated losses on doubtful debts	25,812		1,937		27,749
- Goodwill on merger	(89,402)	(19,996)	(13,774)		(123,172)
- Unrealized exchange differences (*)	197,944		348,097		546,041
- (Gain) on loss of control over Transnordestina			(224,096)		(224,096)
- Other	25,403	(18)	82,811		108,196
Non-current assets	2,177,079	(44,767)	1,203,488	(565,273)	2,770,527

Deferred tax liabilities
- Business combination	225,965	41,263	(15,119)		252,109
- Other	12,276	2,435	2,013		16,724
Non-current liabilities	238,241	43,698	(13,106)		268,833

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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	Parent Company
	Opening balance	Movement			Closing balance
	12/31/2012	Comprehensive income	Profit (loss)	Merger and partial spin-off of subsidiaries (***)	12/31/2013
Deferred tax assets
Income tax loss carryforwards	639,247		280,663		919,910
Social contribution loss carryforwards	231,805		157,501		389,306
Temporary differences	998,723	(140,514)	213,280	232,293	1,303,782
- Provision for tax, social security, labor, civil and environmental risks	164,342		35,103		199,445
- Provision for environmental liabilities	130,358		(12,563)		117,795
- Asset impairment losses	45,733		1,354		47,087
- Inventory impairment losses	29,472		(1,107)		28,365
- (Gains) losses on financial instruments	47,511		(51,386)		(3,875)
- (Gains) losses on available-for-sale financial assets	138,144	(107,410)	1,145	232,293	264,172
- Actuarial liability (pension and healthcare plan)	157,802	(33,104)	7,365		132,063
- Accrued supplies and services	52,379		37,388		89,767
- Estimated losses on doubtful debts	24,804		1,375		26,179
- Goodwill on merger	10,031		(10,031)
- Unrealized exchange differences (*)	197,944		348,097		546,041
- (Gain) on loss of control over Transnordestina			(224,096)		(224,096)
- Other	203		80,636		80,839
Non-current assets	1,869,775	(140,514)	651,444	232,293	2,612,998

(*) The Company taxes foreign exchange differences on a cash basis to calculate income tax and social contribution.

(**) Utilization of tax credits on tax loss carryforwards of subsidiaries to settle tax debts as prescribed by Law 12865/13, Art. 40, Par. 7 (REFIS). (See Note 16.)

(***) Deferred income tax and social contribution asset arising from the merger of the subsidiary Florestal Nacional and partial spin-off of the subsidiaries CSN Cimentos and Companhia Metalúrgica Prada (note 9b).

Some Group companies recognized tax credits on income tax and social contribution loss carryforwards not subject to statute of limitations and based on the history of profitability and expected future taxable profits determined in technical studies approved by Management.

Since they are subject to significant factors that may change the projections for realization, the carrying amounts of deferred tax assets and projections are reviewed annually. These studies indicate the realization of these tax assets within the term stipulated by the mentioned instruction and the limit of 30% of the taxable profit.

The estimate of recovery of the deferred income tax and social contribution assets is as follows:

	Consolidated	Parent Company
Up to 1 year	380,960	324,753
From 1 to 2 years	485,077	439,545
From 2 to 3 years	651,435	540,787
From 3 to 5 years	4,130	4,131
	1,521,602	1,309,216

Certain Group companies have tax assets amounting to R$196,461 and R$28,556, related to income tax and social contribution loss carryforwards, for which no deferred taxes were set up, of which R$37,082 expire in 2015, R$10,982 in 2018 and R$84,324 in 2025. The remaining tax assets refer to domestic companies and, therefore, are not subject to statute of limitations.

The Company’s corporate structure includes foreign subsidiaries whose profits are subject to income tax levied by the related countries, recognized at tax rates lower than in Brazil.

For the years of 2010 to 2013 these subsidiaries generated profits amounting to R$4,027,058, which, tax authorities may understand that have already been distributed, hence, it would be subject to additional taxation in Brazil, in the approximate amount of R$1,300,000 in income tax and social contribution. The Company, based on its legal counsel’s opinion, assessed the likelihood of loss in a potential challenge by tax authorities as possible and, therefore, no provision was recognized in the financial statements.

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(c)   Income tax and social contribution recognized in shareholders' equity:

The income tax and social contribution recognized directly in shareholders' equity are as follows:

		Consolidated	Parent Company
	12/31/2013	12/31/2012	12/31/2013	12/31/2012
Income tax and social contribution
Actuarial gains on defined benefit pension plan	33,012	66,155	32,876	65,980
Changes in the fair value on available-for-sale financial assets	(401,574)	(377,164)	(392,574)	(285,164)
Exchange differences on translating foreign operations	(425,510)	(425,510)	(425,510)	(425,510)
	(794,072)	(736,519)	(785,208)	(644,694)

(d)   Provisional Act 627 of 2013

On November 11, 2013 Provisional Act 627 (“MP”) was issued to repeal the Transitional Tax Regime (RTT) and introduce other provisions, including: (i) it amends Decree Law 1,598/77, which addresses the corporate income tax, and the social contribution on net income law; (ii) it establishes that any change in or the adoption of accounting methods and criteria under administrative measures issued based on the jurisdiction attributed by the Commercial Law, after the enactment of this Provisional Act, shall not have any impact on the calculation of federal taxes until a tax law addressing the matter is enacted; (iii) it provides for a specific treatment of the potential taxation of profits or dividends; (iv) it includes provisions on the calculation of interest on capital; and (v) it provides new considerations about investments accounted for by the equity method of accounting. The provisions of Provisional Act 627 are effective from 2015, however, its early irrevocable adoption in 2014 could eliminate the potential tax effects, especially those related to dividends and interest on capital actually paid since 2008 until the Provisional Act issue date.

The Company prepared studies on the possible effects that could arise from the provisions of said Provisional Act and concluded that they would not result in material adjustments to its financial statements for the year ended December 31, 2013.

Management is awaiting the analysis of said Provisional Act by the Legislative Power to decide on its possible early adoption in  calendar 2014.

(e)   Tax incentives

The Company is granted by Income Tax incentives based on the legislation in effect, such as:  Worker Food Program, the Rouanet Law (tax incentives related to cultural activities), Tax Incentives for Audiovisual Activities, and Funds for the Rights of Children and Adolescents.  As of December 31, 2013, these tax incentives total R$329 (R$237 as of December 31, 2012).

16.   TAXES IN INSTALLMENTS

In November and December 2013 the Company jointed the Tax Recovery Program established by Law 12,865/13 and Law 11,941/09.

The position of the debts arising from these tax installment plans, recorded in taxes in installments in current and non-current liabilities, is as follows:

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	Consolidated				Parent Company
	Current		Non-current		Current		Non-current
	12/31/2013	12/31/2012	12/31/2013	12/31/2012	12/31/2013	12/31/2012	12/31/2013	12/31/2012
Federal REFIS Law 11,941/09 (a)	140,446	119,977	1,001,630	998,668	121,399	102,689	845,838	840,621
Federal REFIS Law 12,865/13 (a)	27,124		384,872		27,167		384,872
Other taxes in installments (b)	79,817	46,841	68,336	86,411	70,101	37,042	63,956	76,981
	247,387	166,818	1,454,838	1,085,079	218,667	139,731	1,294,666	917,602

a)      Tax Recovery Program (Federal Refis) – Law 11,941/09  and Law 12,865/13

•         New deadline – Law 11,941/09

On November 26, 2009, the Group companies joined the Tax Recovery Programs established by Law 11,941/09 and Provisional Act 470/2009, aimed at settling tax liabilities through a special payment system and installment plan for the settlement of tax and social security obligations.

With the new deadline to join the Law 11,941/09 tax installment program established by the RFB/PGFN, pursuant to Law 12,865/13, the Company analyzed with its legal counsel the lawsuits that could have changed or be subject to new jurisprudence, the Company concluded that some tax debts could be included in the new tax installment plan on December 27, 2013.

•         Overseas profits – Law 12,865/13

Under Article 40 of Law 12,865/13, the federal government allowed the payment in installments of income tax and social contribution arising from the application of Article 74 of Provisional Act 2158-35/2001, the so-called overseas profits, which requires that profits earned by foreign subsidiaries or associates be taxed at yearend.

The Company elected to join the amounts corresponding to the assessed period (2004-2009), on November 29, 2013.

Both programs provide for reductions in fines and interest, however, only income tax and social contribution debt arising from the application of Law 12,865/12 could be settled with tax credits claimed on tax loss carryforwards of subsidiaries and the parent company. The tax credit utilized by the subsidiaries total R$565,273, of which R$550,270 did not have a recognized tax credit, as shown in Note 15.

The remaining balance was divided into 180 monthly installments adjusted by the SELIC and the amount determined pursuant to Laws 11,941/09 and 1,2865/13 is subject to approval by the tax authorities.

Joining the programs described above had a negative impact on the Company's profit for the fourth quarter, as shown below:

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	Consolidated	Parent Company
Taxes	(805,748)	(803,662)
Fines and charges	(569,465)	(568,350)
Interest	(519,764)	(515,644)
Total	(1,894,977)	(1,887,656)

Discounts
Fines and charges	446,570	445,901
Interest	255,102	253,846
Utilization of income tax and social contribution credit on tax loss carryforwards	565,273	565,273
Total reductions	1,266,945	1,265,020

Total taxes payable	(628,032)	(622,636)

Deferred income tax and social contribution on fines and interest	224,769	224,769

Net effect on loss (profit)	(403,263)	(397,867)

b)      Other tax installments (regular and other)

The Group companies also joined the Regular social security tax (INSS) installment plan and other plans.

17.   PROVISION FOR TAX, SOCIAL SECURITY, LABOR, CIVIL AND ENVIRONMENTAL RISKS AND JUDICIAL DEPOSITS

Claims of different nature are being challenged at the appropriate courts. Details of the accrued amounts and related judicial deposits are as follows:

				Consolidated
		12/31/2013		12/31/2012
	Accrued liabilities	Judicial deposits	Accrued liabilities	Judicial deposits
Tax	259,725	87,391	178,657	99,400
Social security and labor	298,637	138,911	263,700	156,772
Civil	82,143	29,022	96,705	36,109
Environmental	4,262	961	7,056
Escrow deposits		8,935		11,350
	644,767	265,220	546,118	303,631
Legal obligations challenged in courts:
Tax
Education salary premium	46,193	46,193	24,077	46,193
Income tax/”Verão” plan	20,892	366,951	20,892	348,969
Other provisions	101,331	15,350	97,157	19,233
	168,416	428,494	142,126	414,395
	813,183	693,714	688,244	718,026

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				Parent Company
		12/31/2013		12/31/2012
	Accrued liabilities	Judicial deposits	Accrued liabilities	Judicial deposits
Tax	218,899	75,672	152,481	94,419
Social security and labor	254,116	115,579	223,127	131,399
Civil	65,667	24,614	74,134	32,110
Environmental	4,262	892	7,056
Escrow deposits		5,212		8,280
	542,944	221,969	456,798	266,208
Legal obligations challenged in courts:
Tax
Education salary premium	46,193	46,193	24,077	46,193
Income tax/”Verão” plan	20,892	366,951	20,892	348,969
Other provisions	101,331	15,350	97,157	19,233
	168,416	428,494	142,126	414,395
	711,360	650,463	598,924	680,603

The changes in the provision for tax, social security, labor, civil and environmental risks in the year ended December 31, 2013 were as follows:

					Consolidated
					Current + Non-current
Nature	12/31/2012	Additions	Net adjustment	Net utilization of reversal	12/31/2013
Tax	320,783	72,980	42,475	(8,097)	428,141
Social security	43,858		3,403		47,261
Labor	219,842	100,304	24,924	(93,694)	251,376
Civil	96,705	6,862	2,022	(23,446)	82,143
Environmental	7,056	3,663	964	(7,421)	4,262
	688,244	183,809	73,788	(132,658)	813,183

					Parent Company
					Circulante + Non-current
Nature	12/31/2012	Additions	Net adjustment	Net utilization of reversal	12/31/2013
Tax	294,607	54,436	38,294	(22)	387,315
Social security	43,288		3,249		46,537
Labor	179,839	90,807	19,743	(82,810)	207,579
Civil	74,134	3,245	1,960	(13,672)	65,667
Environmental	7,056	1,763	954	(5,511)	4,262
	598,924	150,251	64,200	(102,015)	711,360

The provision for tax, social security, labor, civil and environmental liabilities was estimated by management and is mainly based on the legal counsel’s assessment. Only proceedings for which the risk is classified as probable loss are accrued. Moreover, this provision includes tax liabilities resulting from contingencies filed by the Company, subject to SELIC (Central Bank’s policy rate).

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a) Tax lawsuits

I - Income tax and social contribution

“Verão” Plan - CSN is claiming the recognition of financial and tax effects on the calculation of income tax and social contribution, related to removal by the government of inflation measured according to the Consumer Price Index (IPC) in January and February 1989, involving a total percentage figure of 51.87% (‘Plano Verão”).

In 2004 the lawsuit was terminated with a final and unappealable decision that granted the right to apply the index of 42.72% (January 1989), with the 12.15% already applied to be deducted from this index. The final decision also granted application of the index of 10.14% (February 1989). The proceeding is currently at expert discovery stage.

As of December 31, 2013, there is an amount of R$366,951 (R$348,969 as of December 31, 2012) deposited in court, classified in a specific account of judicial deposits in long-term receivables, and a provision of R$20,892 (R$20,892 as of December 31, 2012), which represents the portion not recognized by the courts.

II - Salary premium for education - "Salário Educação"

CSN has filed a lawsuit challenging the constitutionality of the salary premium for education and for discussing the possibility of recovering the amounts paid in the period from January 5, 1989 to October 16, 1996. The lawsuit was unsuccessful, and the TRF upheld the decision unfavorable to CSN, a decision that is final and unappealable.

In view of the final and unappealable decision, CSN tried to make payment of the amount due, though the FNDE and INSS did not reach an agreement as to which agency should receive it. They also required that the amount should be paid along with a fine, with which the Company did not agree.

Lawsuits were then filed challenging the above events, with judicial deposit of the amounts involved in the lawsuits. In the first lawsuit, the lower court partly accepted the Company’s request, with the judge deducting the fine, but upholding the SELIC rate, with counterarguments against the defendant’s appeal against the SELIC rate.

As of December 31, 2013 the accrued amount totals R$46,193 (R$24,077 as of December 31, 2012) and the judicial deposit amounts to R$46,193 (R$46,193 as of December 31, 2012).

III - Other

CSN has also recognized provisions for lawsuits relating to INSS, FGTS Complementary Law 110, PIS Law 10,637/02 and PIS/COFINS - Manaus Free Trade Zone, totaling R$101,331 as of December 31, 3012 (R$97,157 as of December 31, 2012), which includes legal charges.

b) Payroll and related taxes

As of December 31, 2013, the Group is a defendant in 9,067 labor lawsuits, for which a provision has been recorded in the amount of R$251,376 (R$219,842 as of December 31, 2012). Most of the claims relate to subsidiary and/or joint liability, salary equalization, health hazard premiums and hazardous duty premiums, overtime pay, difference in the 40% fine for the severance pay fund (FGTS) as a result of federal government economic plans, health care plan, indemnity claims resulting from alleged occupational diseases or on-the-job accidents, breaks between working hours, and differences in profit sharing from 1997 to 1999 and from 2000 to 2003.

c) Civil lawsuits

Among the civil lawsuits in which the Company is a defendant are claims for compensation. Generally these lawsuits result from on-the-job accidents, occupational diseases and contractual litigation related to the industrial activities of the Group, real estate actions, healthcare plan, and reimbursement of costs incurred in labor courts. For lawsuits involving civil matters, a provision has been recognized in the amount of R$82,143 as of December 31, 2013 (R$96,705 as of December 31, 2012)

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d) Other

▪  Competition

On June 14, 2010, the Regional Federal Court of Brasília rejected the annulment action filed by CSN against CADE, which aimed at annulling its fine for the alleged infringements laid down in Articles 20 and 21, I, of Law 8,884/1984. The Company filed appropriate appeals against this decision, which were dismissed, resulting in the filing of a Motion for clarification, which is pending judgment.  The collection of the R$65,292 fine is suspended by a Court decision, which stays the collection as from the date CSN issued a guarantee letter. This proceeding is classified as risk of possible loss.

▪  Environmental

The environmental administrative/judicial proceedings filed against the Company include mainly administrative proceedings for alleged environmental irregularities and the regularization of environmental permits; at the judicial level, the Company is a party to actions collecting the fines imposed for such alleged environmental irregularities and public civil actions claiming regularization coupled with compensation, in most cases claiming environmental recovery. In general these proceedings arise from alleged damages to the environment related to the Company’s industrial activities. The environmental proceedings total R$4,262 (R$7,056 as of December 31, 2012).

In July 2012 the Company received a legal notice in the lawsuit filed by the State Attorney's Office of the State of Rio de Janeiro, related to Volta Grande IV district in the city of Volta Redonda-RJ, claiming, among others, the removal of two industrial waste cells and 750 (seven hundred and fifty) homes. This lawsuit is classified as probable loss risk, but there is not an estimated amount due to the illiquidity of the claims.

As a result of the lawsuit mentioned in the paragraph above, after August 2012 the Company received legal notices related to some lawsuits filed by one of the dwellers of the Volta Grande IV district, who claims the payment of compensation for property damages and pain and suffering, whose amounts are illiquid at the moment, and this lawsuit is classified as possible loss risk.

On the same matter (Bairro Volta Grande IV), in August 2013 the Company received a subpoena about the lawsuits filed by the Federal Public Prosecution Office (Federal Courts), which has the same claim of the lawsuit filed by the State Public Prosecution Office, described above. This new lawsuit is classified with a possible level of risk, since the trend is that the State courts’ decision prevails also in the Federal courts. The risk amount in this new lawsuit is the same of the lawsuit filed by the State Public Prosecution Office.

▪  Other administrative and judicial proceedings

The Group is a defendant in other administrative and judicial proceedings (tax, social security, labor, civil, and environmental), in the approximate amount of R$12,370,964, of which

(a)  R$6,525,528 refers to the tax assessment notice issued against the Company for an alleged sale of 40% of the shares of its subsidiary NAMISA to a Japanese-Korean consortium, thus failing to determine and pay taxes on the capital gain resulting from this transaction, and in May 2013, the São Paulo (SP) Regional Judgment Office (lower administrative court) issued a decision favorable to the Company and cancelled the tax assessment notice. In light of this decision, an ex-officio appeal was filed that will be judged by the Administrative Board of Tax Appeals (CARF);

(b)  R$680,546 refers to tax foreclosures filed to require the Company to pay the ICMS, as liable party, allegedly due on the electricity purchased from a Generating Plant and fully consumed in the manufacturing of steel products. The tax auditors believe that the use of electricity in the production process does not exclude the Company responsibility for withholding ICMS levied on delivery of this input in the plant.

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(c)  R$533,890 refers to the offset of taxes that were not approved by the Federal Revenue Service for different reasons. The taxes involved are CSLL, IRPJ, IPI, PIS and COFINS. The analysis of the entire documentation evidences the right to claim credits and the right to file the offset requests, processed at the time.

(d)  R$417,537 refers to the decision issued by the Federal Revenue Service that partially approved the request to pay debts in installments governed by Provisional Act 470/09, due to the insufficiency of tax loss carryforwards. When it consolidated the tax installment plan, the Federal Revenue Service considered the existing outstanding balance in the Inflationary Profit Tax Return (SAPLI) as the correct amount: however, this balance already included the adjustments to tax loss carryforwards as a result of the Overseas Profits tax assessment notice issued against the Company.

(e)  R$330,421 refers to the disallowance of the ICMS credits claimed by the Company in the period 04/1999-07/2002 on the transfer of iron ore between the Casa de Pedra mine and the Presidente Vargas Plan. According to the tax auditors, the tax base used on the transfer under the Minas Gerais State Law is not accepted under the Rio de Janeiro State Law, reason why the difference was disallowed.

(f)   R$260,321 refers to the disallowance of the ICMS credits on the acquisition of subsidiary INAL’s units located in the State of Rio de Janeiro. According to the tax auditors, the acquisition of a unit does not entitle an entity to claim ICMS credits. In light of these tax assessments, the Company filed for an injunction at the time and its right to change its State taxpayer master file was recognized, to state that the units acquired belong to CSN. This decision was favorable to the Company and can be applied in the judgment of our appeals by the Rio de Janeiro State Taxpayers Board.

(g)  R$2,153,777 refers to other tax (federal, state, and municipal) lawsuits.

(h)  R$1,044,079 refers to labor and social security lawsuits; R$350,218 refers to civil lawsuits, and R$74,647 refers to environmental lawsuits.

The assessments made by legal counsel define these administrative and judicial proceedings as entailing risk of possible loss and, therefore, no provision was recorded in conformity with Management’s judgment and accounting practices adopted in Brazil.

18.   PROVISION FOR ENVIRONMENTAL LIABILITIES AND DECOMMISSIONING OF ASSETS

The balance of the provision for environmental liabilities and decommissioning of assets is as follows:

		Consolidated		Parent Company
	12/31/2013	12/31/2012	12/31/2013	12/31/2012
Environmental liabilities	346,455	383,405	346,455	383,405
Decommissioning of assets	23,999	21,292	19,261	17,082
	370,454	404,697	365,716	400,487

a) Environmental liabilities

As of December 31, 2013, a provision is maintained for expenditures relating to environmental investigation and recovery services for potentially contaminated areas surrounding establishments in the States of Rio de Janeiro, Minas Gerais and Santa Catarina. Estimated expenditures will be reviewed periodically and the amounts already recognized will be adjusted whenever needed. These are management’s best estimates considering recovery studies in areas that have been degraded and are in the process of being used for activities. This provision is recognized in operating expenses.

The provision is measured at the present value of the expenditures required to settle the obligation, using a pretax rate that reflects current market assessments of the time value of money and the specific risks of the obligation. The increase in the obligation due to passage of time is recognized as other operating expenses.

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The long-term interest rate used to discount to present value and update the provision through December 31, 2013 was 11.00%. The liability recognized is periodically updated based on the general market price index (IGPM) for the period.

b) Decommissioning of assets

Obligations on decommissioning of assets consist of estimated costs for decommissioning, retirement or restoration of areas upon the termination of activities related to mining resources. The initial measurement is recognized as a liability discounted to present value and subsequently through increase in expenses over time.  The asset decommissioning cost equivalent to the initial liability is capitalized as part of the carrying amount of the asset, being depreciated over the useful life of the asset.

19.   RELATED-PARTY BALANCES AND TRANSACTIONS

a)     Transactions with Holding Company

Vicunha Siderurgia S.A. is a holding company set up for the purpose of holding equity interests in other companies and is the Company’s main shareholder, with 47.86% of the voting shares.

Rio Iaco Participações S.A. holds 3.99% of CSN.

•  Liabilities

Companies	Proposed	Paid
	Dividends	Dividends	Interest on capital
Vicunha Steel		435,482	358,921
Rio Iaco		36,319	29,934
Total at 12/31/2013		471,801	388,855
Total at 12/31/2012	155,537	622,164

Vicunha Siderurgia’s corporate structure is as follows (unaudited information):

Vicunha Aços S.A. – holds 99.99% of Vicunha Siderurgia S.A.

Vicunha Steel S.A. – holds 66.96% of Vicunha Aços S.A.

National Steel S.A. – holds 33.04% of Vicunha Aços S.A.

CFL Participações S.A. – holds 40% of National Steel S.A. and 39.99% of Vicunha Steel S.A.

Rio Purus Participações S.A. – holds 60% of National Steel S.A. 59.99% of Vicunha Steel S.A. and 99.99% of Rio Iaco Participações S.A.

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b)     Transactions with subsidiaries, jointly controlled entities, associates, exclusive funds and other related parties

•           By transaction

	Consolidated
	Assets			Liabilities
	Current	Non-current	Total	Current	Non-current	Total

Assets
Trade receivables	107,443		107,443
Loans	147,273	603,862	751,135
Dividends receivable	717,595		717,595
Actuarial asset		97,051	97,051
Other receivables	15,658	18,129	33,787
	987,969	719,042	1,707,011
Liabilities
Other payables
Accounts payable				600	618	1,218
Advances from customers (1)				421,550	8,522,067	8,943,617
Trade payables				52,949		52,949
Actuarial liability					11,139	11,139
				475,099	8,533,824	9,008,923
Total at 12/31/2013	987,969	719,042	1,707,011	475,099	8,533,824	9,008,923
Total at 12/31/2012	1,208,633	418,760	1,627,393	715,422	7,845,506	8,560,928

	Statement of Income
Revenues
Sales	862,004
Interest	25,576
Expenses
Purchases	(917,469)
Interest	(421,659)
Total at 12/31/2013	(451,548)
Total at 12/31/2012	(67,354)

a.   Advance from customer received from the jointly controlled entity Nacional Minérios S.A. Refers to the contractual obligation of supply of iron ore and port services. The contract is subject to interest rate of 12.5% p.a. and expires in September 2042.

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•           By company

	Consolidated
	Assets			Liabilities			Statement of Income
	Current	Non-current	Total	Current	Non-current	Total	Sales	Purchases	Finance income and costs, net	Total

Parent Company
Vicunha Steel S.A.									(1,849)	(1,849)
									(1,849)	(1,849)
Subsidiaries
Ferrovia Transnordestina Logística S.A. (1)	60,498	45,216	105,714						(62)	(62)
	60,498	45,216	105,714						(62)	(62)
Jointly controlled entities
Nacional Minérios S.A.	797,939	321,466	1,119,405	422,150	8,522,685	8,944,835	357,731	(3,519)	(394,456)	(40,244)
MRS Logística S.A.	30,635		30,635	43,194		43,194		(555,261)		(555,261)
Transnordestina Logística S.A (2)	33,431	237,262	270,693				46		(883)	(837)
CBSI - Companhia Brasileira de Serviços e Infraestrutura	4,899	8,363	13,262	6,056		6,056		(122,348)		(122,348)
CGPAR Construção Pesada S.A.	546	9,236	9,782	3,677		3,677		(200,689)		(200,689)
	867,450	576,327	1,443,777	475,077	8,522,685	8,997,762	357,777	(881,817)	(395,339)	(919,379)
Other related parties
CBS Previdência		97,051	97,051	8		8		(13,392)		(13,392)
Fundação CSN	320	448	768	14	11,139	11,153		(1,983)	83	(1,900)
Usiminas	18,112		18,112				50,722	(8,355)		42,367
Panatlântica	28,619		28,619				453,505			453,505
Ibis Participações e Serviços								(9,717)		(9,717)
Companhia de Gás do Ceará								(2,205)		(2,205)
	47,051	97,499	144,550	22	11,139	11,161	504,227	(35,652)	83	468,658
Associates
Arvedi Metalfer do Brasil S.A.	12,970		12,970						1,084	1,084
Total at 12/31/2013	987,969	719,042	1,707,011	475,099	8,533,824	9,008,923	862,004	(917,469)	(396,083)	(451,548)
Total at 12/31/2012	1,208,633	418,760	1,627,393	715,422	7,845,506	8,560,928	563,203	(300,589)	(329,968)	(67,354)

1.   Refers to loans of the subsidiary FTL – Ferrrovia Transnordestina Logísitca S.A. to the jointly controlled entity Transnordestina Logística S.A.

2.   Transnordestina Logística S.A. contracts in Brazilian reais: interest equivalent to 102.5% of the CDI with final maturity in December 2015. As of December 31, 2013, borrowings total R$270,693 (R$210,966 as of December 31, 2012), of which R$33,431 is classified in short term and R$237,262 is classified in long term.

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•           By transaction

	Parent Company
	Assets			Liabilities
	Current	Non-current	Total	Current	Non-current	Total

Assets
Trade receivables (1)	632,645		632,645
Loans	46,722	237,710	284,432
Dividends receivable	774,147		774,147
Actuarial asset		96,665	96,665
Short-term and other investments (2)	100,560	134,543	235,103
Other receivables	16,180	155,932	172,112
	1,570,254	624,850	2,195,104
Liabilities
Borrowings and financing
Prepayment				136,581	2,807,383	2,943,964
Fixed rate notes and intercompany bonds				19,439	2,433,517	2,452,956
Intercompany borrowings				1,328,720	1,449,039	2,777,759
Other payables
Accounts payable				314,330	351,758	666,088
Advances from customers (3)				421,550	8,522,067	8,943,617
Trade payables				81,747		81,747
Actuarial liability					11,118	11,118
				2,302,367	15,574,882	17,877,249
Total at 12/31/2013	1,570,254	624,850	2,195,104	2,302,367	15,574,882	17,877,249
Total at 12/31/2012	1,872,304	1,647,437	3,519,741	3,005,668	13,837,314	16,842,982

	Statement of Income
Revenues
Sales	5,489,647
Interest	48,972
Exchange differences	8,859
Expenses
Purchases	(1,353,665)
Interest	(1,571,144)
Exchange differences	(905,436)
Pension plan expenses
Total at 12/31/2013	1,717,233
Total at 12/31/2012	1,719,501

1.   Intercompany receivables arise from product sales and service transactions between the parent and its subsidiaries and jointly controlled entities.

2.   Short-term investments total R$100,560 as of December 31, 2013 (R$874,395 as of December 31, 2012) and investments in Usiminas shares classified as available-for-sale total R$134,543 (R$133,756 as of December 31, 2012).

3.   Nacional Minérios S.A.: The advance from customer received from jointly controlled entity Nacional Minérios S.A. refers to the contractual obligation of supply of iron ore and port services. The contract is subject to interest rate of 12.5% p.a. and expires in September 2042.

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•           By company

	Parent Company
	Assets			Liabilities			Statement of Income
	Current	Non-current	Total	Current	Non-current	Total	Sales	Purchases	Finance income and costs, net	Exchange differences, net	Total

Subsidiaries
CSN Islands VIII Corp.									(71,690)	(156,119)	(227,809)
CSN Portugal, Unipessoal Lda.				98,113	50,611	148,724			(10,853)	(19,040)	(29,893)
CSN Europe Lda.				25,992	51,085	77,077			(116)	(8,625)	(8,741)
CSN Resources S.A. (1)				767,035	4,838,899	5,605,934			(277,066)	(703,470)	(980,536)
CSN Handel GmbH (2)	303,073		303,073				3,211,286			4,100	3,215,386
CSN Islands XII Corp.				2,179	351,390	353,569			(2,179)	(5,950)	(8,129)
CSN Ibéria Lda.					59,183	59,183			(1,408)	(7,473)	(8,881)
ITA Energética S.A	2,340		2,340
Companhia Metalúrgica Prada (3)	201,726	29,967	231,693	96,457	196	96,653	1,106,695	(138,333)			968,362
CSN Cimentos S.A.	15,738		15,738	15,039	350,944	365,983	151,191	(2,190)	(27,641)		121,360
Companhia Metalic Nordeste	12		12	23,979		23,979	64,351	(1,091)			63,260
Estanho de Rondônia S.A.	1,063	850	1,913	2,521		2,521		(27,539)			(27,539)
Mineração Nacional	13		13
Florestal Nacional S.A.									10,334		10,334
Companhia Florestal do Brasil		1,532	1,532
Sepetiba Tecon S.A.	48,372		48,372	3,080		3,080	2,973	(3,948)			(975)
Congonhas Minérios S.A. (4)				608,247	1,338,771	1,947,018			(140,054)		(140,054)
Ferrovia Transnordestina Logística S.A.		5,482	5,482	180,282		180,282
CSN Energia S.A.								(242,634)			(242,634)
Companhia Brasileira de Latas	4,689	90,924	95,613	11		11	91,147	(2,565)			88,582
Stahlwerk Thüringen GmbH				1,294		1,294		(17,896)			(17,896)
	577,026	128,755	705,781	1,824,229	7,041,079	8,865,308	4,627,643	(436,196)	(520,673)	(896,577)	2,774,197
Jointly controlled entities
Nacional Minérios S.A. (5)	757,859	530	758,389	422,081	8,522,685	8,944,766	357,731	(3,519)	(1,040,138)		(685,926)
Transnordestina Logística S.A.	33,431	237,262	270,693				46		32,715		32,761
MRS Logística S.A.	30,635		30,635	43,194		43,194		(555,261)			(555,261)
CBSI - Companhia Brasileira de Serviços e Infraestrutura	4,866	8,175	13,041	5,488		5,488		(122,348)			(122,348)
CGPAR Construção Pesada S.A.	5,856	18,472	24,328	7,353		7,353		(200,689)			(200,689)
	832,647	264,439	1,097,086	478,116	8,522,685	9,000,801	357,777	(881,817)	(1,007,423)		(1,531,463)
Other related parties
CBS Previdência		96,665	96,665	8	11,118	11,126		(13,392)			(13,392)
Fundação CSN	320	448	768	14		14		(1,983)	83		(1,900)
Usiminas	18,112		18,112				50,722	(8,355)			42,367
Panatlântica	28,619		28,619				453,505				453,505
Ibis Participações e Serviços								(9,717)			(9,717)
Companhia de Gás do Ceará								(2,205)			(2,205)
	47,051	97,113	144,164	22	11,118	11,140	504,227	(35,652)	83		468,658
Associates
Arvedi Metalfer do Brasil S.A.	12,970		12,970						1,084		1,084

Exclusive funds
Diplic, Mugen e Vértice	100,560	134,543	235,103						4,757		4,757
Total at 12/31/2013	1,570,254	624,850	2,195,104	2,302,367	15,574,882	17,877,249	5,489,647	(1,353,665)	(1,522,172)	(896,577)	1,717,233
Total at 12/31/2012	1,872,304	1,647,437	3,519,741	3,005,668	13,837,314	16,842,982	4,243,567	(872,334)	(1,344,715)	(307,017)	1,719,501

1.   CSN Resources S.A.: prepayment contracts in US dollars, Fixed Rate Notes, and Intercompany Bonds.

2.   CSN Handel GMBH: receivables of R$303,073 as of December 31, 2013 (R$75,718 as of December 31, 2012), classified in current assets. Refer to sales transactions on mining products.

3.   Companhia Metalúrgica Prada: receivables of R$201,726 as of December 31, 2013 (R$193,109 as of December 31, 2012), classified in current assets. Advance for future capital increase amounting to R$29,967 as of December 31, 2013 (R$12,500 as of December 31, 2012), classified in noncurrent assets. Refers to the purchase of steel and payment of ICMS.

4.   Congonhas Minérios S.A.: contracts in Brazilian reais related to intercompany loans.

5.   Nacional Minérios S.A.: The advance from customer received from jointly controlled entity Nacional Minérios S.A. refers to the contractual obligation of supply of iron ore and port services. The contract is subject to interest rate of 12.5% p.a. and expires in September 2042.

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c)     Other unconsolidated related parties

•  CBS Previdência

The Company is the main sponsor of this non-profit entity established in July 1960, primarily engaged in the payment of benefits that supplement the official government Social Security benefits to participants. In its capacity as sponsor, CSN carries out transactions involving the payment of contributions and recognition of actuarial liabilities calculated in defined benefit plans, as detailed in note 28.

•  Fundação CSN

The Company develops socially responsible policies concentrated today in Fundação CSN, of which it is the founding. The transactions between the parties relate to the operating and financial support for Fundação CSN to carry out the social projects undertaken mainly in the locations where the Company operates.

•  Banco Fibra

Banco Fibra is under the control structure of Vicunha Siderurgia and the financial transactions carried out with this bank are limited to current account operations and investments in fixed-income securities.

•  Ibis Participações e Serviços Ltda.

Ibis Participações e Serviços is under the control of a Board member of the Company.

•  Companhia de Gás do Ceará

A natural gas distributor under the control structure of Vicunha Siderurgia.

(f)    Key management personnel

The key management personnel, who have authority and responsibility for planning, directing and controlling the Company’s activities, include the members of the Board of Directors and statutory directors. The following is information on the compensation of such personnel and the related balances as of December 31, 2013.

	12/31/2013	12/31/2012
	Statement of Income
Short-term benefits for employees and officers	29,540	30,539
Post-employment benefits	118	115
Other long-term benefits	n/a	n/a
Severance benefits	n/a	n/a
Share-based compensation	n/a	n/a
	29,658	30,654

n/a – not applicable

(g)   Policy on investments and payment of interest on capital and dividends

At a meeting held on December 11, 2000, the Board of Directors decided to adopt a profit distribution policy which, after compliance with the provisions contained in Law 6,404/76, as amended by Law 9,457/97, will entail the distribution of all the profit to the Company’s shareholders, provided that the following priorities are preserved, irrespective of their order: (i) carrying out the business strategy; (ii) fulfilling its obligations; (iii) making the required investments; and (iv) maintaining a healthy financial situation of the Company.

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20.   SHAREHOLDERS' EQUITY

I. Paid-in capital

Fully subscribed and paid-in capital as of December 31, 2012 and 2013 is R$4,540,000 represented by 1,457,970,108 book-entry common shares without par value. Each common share entitles its holder to one vote in Shareholders’ Meetings.

II. Authorized capital

The Company’s bylaws in effect as of December 31, 2013 determine that the capital can be raised to up to 2,400,000,000 shares by decision of the Board of Directors.

III. Legal reserve

This reserve is recognized at the rate of 5% of the profit for each period, as provided for by Article  193 of Law 6,404/76, up to the ceiling of 20% of share capital.

IV. Treasury shares

As of December 31, 2013, the Company did not have any treasury shares.

V. Ownership structure

As of December 31, 2013, the Company’s ownership structure was as follows:

		12/31/2013		12/31/2012
	Number of common shares	% of total shares	Number of common shares	% of total shares
Vicunha Steel S.A.	697,719,990	47.86%	697,719,990	47.86%
Rio Iaco Participações S.A. (*)	58,193,503	3.99%	58,193,503	3.99%
Caixa Beneficente dos Empregados da CSN - CBS	12,788,231	0.88%	12,788,231	0.88%
BNDES Participações S.A. - BNDESPAR	8,794,890	0.60%	27,509,316	1.89%
NYSE (ADRs)	356,019,691	24.42%	342,997,950	23.53%
BM&FBovespa	324,453,803	22.25%	318,761,118	21.85%
	1,457,970,108	100.00%	1,457,970,108	100.00%

(*) Rio Iaco Participação S. A. is a company part of the control group.

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21.   PAYMENT TO SHAREHOLDERS

12/31/2013
Profit for the year	509,025
Legal reserve	(25,451)
Reversal of statutory working capital reserve	316,426
Profit for allocation	800,000

Allocation:
Dividends distributed on 08/06/2013 and 11/13/2013	610,000
Interest on capital distributed on 8/6/2013 and 11/13/2013	190,000
Total dividends and interest on capital	800,000

Weighted average number of shares	1,457,970
Dividends and interest on capital per share	0.54871

Additional information:
Prior years’ dividends payable	2,036
Dividends payable (balance in liabilities)	2,036

22.   NET SALES REVENUE

Net sales revenue is comprised as follows:

		Consolidated		Parent Company
	12/31/2013	12/31/2012	12/31/2013	12/31/2012
Gross revenue
Domestic market	14,635,703	13,742,201	13,509,822	12,669,583
Foreign market	6,143,242	4,813,693	3,531,793	997,509
	20,778,945	18,555,894	17,041,615	13,667,092
Deductions
Cancelled sales and discounts	(206,109)	(312,687)	(203,712)	(318,287)
Taxes levied on sales	(3,260,404)	(3,014,618)	(2,908,470)	(2,708,188)
	(3,466,513)	(3,327,305)	(3,112,182)	(3,026,475)
Net revenue	17,312,432	15,228,589	13,929,433	10,640,617

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23.   EXPENSES BY NATURE

		Consolidated		Parent Company
	12/31/2013	12/31/2012	12/31/2013	12/31/2012
Raw materials and inputs	(5,998,881)	(5,734,685)	(4,120,230)	(3,331,619)
Labor cost	(1,590,892)	(1,482,838)	(1,264,122)	(1,045,144)
Supplies	(1,145,772)	(979,894)	(1,096,502)	(883,820)
Maintenance cost (services and materials)	(1,297,377)	(1,018,545)	(1,255,463)	(1,036,762)
Outsourcing services	(2,117,701)	(1,521,275)	(1,506,764)	(1,202,068)
Depreciation, amortization and depletion (Note 10 b)	(1,093,830)	(1,085,733)	(895,560)	(906,957)
Other	(538,218)	(677,105)	(608,601)	(286,374)
	(13,782,671)	(12,500,075)	(10,747,242)	(8,692,744)

Classified as:
Cost of sales (Note 26)	(12,422,706)	(11,258,667)	(9,906,380)	(8,039,597)
Selling expenses (Note 26)	(874,875)	(773,488)	(503,514)	(320,722)
General and administrative expenses (Note 26)	(485,090)	(467,920)	(337,348)	(332,425)
	(13,782,671)	(12,500,075)	(10,747,242)	(8,692,744)

24.   OTHER OPERATING INCOME (EXPENSES)

		Consolidated	Parent Company
	12/31/2013	12/31/2012	12/31/2013	12/31/2012
Other operating income
Untimely PIS/COFINS/ICMS credits	404	26,860	404	19,822
Reversal of actuarial liability/provision for actuarial asset	985	43,749	1,081	43,049
Lawsuit indemnities/wins	51,737	20,567	48,564	20,012
Rentals and leases	817	2,645	817	2,645
Reversal of provisions	7,120	1,953	196,779	36,033
Gain on loss of control over Transnordestina	473,899		473,899
Other revenues	31,101	15,127	9,299	4,566
	566,063	110,901	730,843	126,127

Other operating expenses
Taxes and fees	(103,446)	(72,999)	(81,422)	(14,939)
Provision for tax, social security, labor, civil and environmental risks, net of reversals	(255,527)	(295,665)	(250,126)	(281,261)
Contractual, nondeductible fines	(6,479)	(61,439)	(563)	(70,624)
Depreciation of unused equipment (Note 10 b)	(61,763)	(14,739)	(28,287)	(13,590)
Residual value of permanent assets written off (Note 10)	(31,660)	(9,759)	(12,548)	(3,617)
Inventory impairment losses/reversals (Note 7)	5,975	(13,210)	6,918	(12,530)
Expenses on studies and project engineering	(95,688)	(58,080)	(94,649)	(56,523)
Pension plan expenses		(5,256)		(5,218)
Healthcare plan expenses	(55,720)	(51,234)	(55,740)	(51,203)
Impairment loss adjustment	(48,469)
Impairment of available-for-sale security	(5,002)	(2,022,793)	(3,369)	(1,245,024)
REFIS effect - Law 11,941/09 and Law 12,865/13, net	(129,743)		(128,593)
Impairment of the Transnordestina old railway system	(216,446)
Other expenses	(130,240)	(157,108)	(111,932)	(59,792)
	(1,134,208)	(2,762,282)	(760,311)	(1,814,321)
Other operating income (expenses), net	(568,145)	(2,651,381)	(29,468)	(1,688,194)

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25.   FINANCE INCOME (COSTS)

		Consolidated		Parent Company
	12/31/2013	12/31/2012	12/31/2013	12/31/2012
Finance income
Related parties (Note 19 b)	25,576	68,023	48,972	143,947
Income from short-term investments	125,685	177,328	16,032	10,187
Net effect of REFIS - Law 11,941/09 and MP 470/09		115,457		115,457
Other income	20,723	31,036	9,286	17,936
	171,984	391,844	74,290	287,527
Finance costs
Borrowings and financing - foreign currency	(743,276)	(675,379)	(74,648)	(75,199)
Borrowings and financing - local currency	(1,559,312)	(1,531,514)	(1,212,009)	(1,187,544)
Related parties (Note 19 b)	(421,659)	(397,991)	(1,571,144)	(1,488,663)
Capitalized interest (Notes 10 and 32)	490,747	401,827	309,073	276,596
Losses on derivatives (*)	(21,643)	(9,166)	(4,268)	(9,166)
REFIS effect - Law 11,941/09 and Law 12,865/13, net	(277,032)		(273,178)
Interest, fines and late payment charges	(72,065)	(157,277)	(59,057)	(149,351)
Other finance costs	(135,500)	(178,185)	(97,149)	(145,501)
	(2,739,740)	(2,547,685)	(2,982,380)	(2,778,828)
Inflation adjustment and exchange differences, net
Inflation adjustments	(37,858)	(143,774)	(33,176)	(89,438)
Exchange differences	97,969	152,837	(997,113)	(452,665)
Exchange losses on derivatives (*)	(3,954)	(4,573)
	56,157	4,490	(1,030,289)	(542,103)

Finance costs, net	(2,511,599)	(2,151,351)	(3,938,379)	(3,033,404)

(*) Statement of gains and losses on derivative transactions
Real-to-dollar swap	11,172	8,301
Euro-to-dollar swap	(13,190)	(5,116)
Yen-to-dollar swap	(5,374)	307
Dollar-to-euro swap	4,035	(8,065)
Fixed rate-to-dollar swap	(597)
	(3,954)	(4,573)
Libor-to-CDI swap	(4,268)	(9,166)	(4,268)	(9,166)
Fixed rate-to-CDI swap	(17,375)
	(21,643)	(9,166)	(4,268)	(9,166)
	(25,597)	(13,739)	(4,268)	(9,166)

26.   SEGMENT INFORMATION

According to the Group’s structure, its businesses are distributed into five (5) operating segments.

•          Steel

The Steel Segment consolidates all the operations related to the production, distribution and sale of flat steel, long steel, metallic packaging and galvanized steel, with operations in Brazil, the United States, Portugal and Germany. This segment supplies the following markets: construction, steel packaging for the Brazilian chemical and food industries, home appliances, automobile and OEM (motors and compressors). The Company’s steel units produce hot and cold rolled steel, galvanized and pre-painted steel of great durability. They also produce tinplate, a raw material used to produce metallic packaging.

Overseas, Lusosider, which is based in Portugal, also produces metal sheets, as well as galvanized steel. CSN LLC in the U.S.A. meets local market needs by supplying cold rolled and galvanized steel.  In January 2012, CSN acquired Stahlwerk Thüringen (SWT), a manufacturer of long steel located in Unterwellenborn, Germany. SWT is specialized in the production of shapes used for construction and has an installed production capacity of 1.1 million metric tons of steel/year.

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In January 2014 the production of long steel products started, with capacity of 500,000 metric tons per year, which will consolidate the company as a source of complete construction solutions, complementing its portfolio of products with high added value in the steel chain.

•          Mining

This segment encompasses the activities of iron ore and tin mining, The high-quality iron ore operations are located in the Iron Quadrilateral in MG, the Casa de Pedra mine in Congonhas, MG, that produces high quality iron ore, as well as the jointly controlled entity Nacional Minérios S.A.  (Namisa), which has its own mines, also of excellent quality, and also sells third party iron ore. CSN also controls Estanho de Rondônia S.A. (ERSA), a company that has both tin mining and casting units.

CSN holds the concession to operate TECAR, a solid bulk terminal, one of the 4 (four) terminals that comprise the Itaguaí Port, in Rio de Janeiro. Importations of coal and coke are carried out through this terminal.

•          Logistics

i. Railroad

CSN has equity interests in three railroad companies: MRS Logística, which manages the former Southeast Railway System of Rede Ferroviária Federal S.A. (RFFSA), Transnordestina Logística S.A. and FTL - Ferrovia Transnordestina Logística S.A. , which operate the former Northeast Railway System of the RFFSA in the states of Maranhão, Piauí, Ceará, Rio Grande do Norte, Paraíba, Pernambuco and Alagoas.

a) MRS

The railroad transportation services provided by MRS are based on the supply of raw materials and the shipment of final products. The total amount of iron ore, coal and coke consumed by the Presidente Vargas Mill is carried by MRS, as is part of the steel produced by CSN for the domestic market and for export.

The Southeast Brazilian railroad system, encompassing 1,674 kilometers of tracks, serves the tri-state industrial area of São Paulo-Rio de Janeiro-Minas Gerais, linking the mines located in Minas Gerais to the ports located in São Paulo and Rio de Janeiro, and the steel mills of CSN, Companhia Siderúrgica Paulista (or Cosipa) and Gerdau Açominas.  Besides serving other customers, the railroad system carries iron ore from the Company’s mines in Casa de Pedra, Minas Gerais, and coke and coal from the Itaguaí Port, in Rio de Janeiro, to Volta Redonda, and carries CSN’s export products to the ports of Itaguaí and Rio de Janeiro. Its volumes of cargo carried account for approximately 28% of the total volume carried by the Southeast railroad system.

b) TLSA and FTL

TLSA and FTL hold the concession of the former RFFSA’s Northeast Railway System. The Northeast railway system consists of 4,238 km of railroads divided into two stretches: i) Railway System I, which encompasses the stretches between São Luiz – Mucuripe, Arrojado – Recife, Itabaiana – Cabedelo, Paula Cavalcante – Macau – Recife, and Propriá – Jorge Lins (Railway System I), whose concession goes until 2027, renewable for an additional 30 years, held by FTL; and ii) Railway System II, which encompasses the stretches between Missão Velha – Salgueiro, Salgueiro – Trindade, Trindade – Eliseu Martins, Salgueiro – Porto de Suape, and Missão Velha – Porto de Pecém, whose concession goes until the earlier of 2057 or the date when Transnordestina Logística S.A. reaches a rate of annual return of 6.75% of its total investment.

Moreover, it links up with the main ports in the region, thus providing an important competitive advantage by means of opportunities for combined transportation solutions and logistics projects tailored to customer needs.

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See further details on the restructuring of the Nova Transnordestina project in Note 9.

II. Ports

The Port logistics segment consolidates the operation of the terminal built during the post-privatization period of the ports, Sepetiba Tecon. The Sepetiba terminal features complete infrastructure to meet all the needs of exporters, importers and ship-owners. Its installed capacity exceeds that of most other Brazilian terminals. It has excellent depths of 14.5 meters in the mooring berths and a huge storage area, as well as the most modern and appropriate equipment, systems and intermodal connections.

The Company’s constant investment in projects in the terminals consolidates the Itaguaí Port Complex as one of the most modern in Brazil, at present with capacity for handling 480 thousand containers and 30 million metric tons per year of bulk cargo.

•       Energy

CSN is one of the largest industrial consumers of electric power in Brazil. As energy is fundamental in its production process, the Company invests in assets for generation of electric power to guarantee its self-sufficiency. These assets are as follows: Itá hydroelectric power plant, in the State of Santa Catarina, with rated capacity of 1,450 MW, where CSN has a share of 29.5%; Igarapava hydroelectric power plant, Minas Gerais, with rated capacity of 210 MW, in which CSN holds 17.9% of the capital; and a thermoelectric co-generation Central Unit with rated capacity of 238 MW, which has been operating at the UPV since 1999. For fuel the Central Unit uses the residual gases produced by the steel mill itself. Through these three power generation assets, CSN obtains total rated capacity of 430 MW.

•       Cement

The cement division consolidates the cement production, distribution and sales operations, which use the slag produced by the Volta Redonda plant’s blast furnaces.  In 2011, the clinker used in cement production was acquired from third parties; however, at the end of 2011, with the completion of the first stage of the Arcos Clinker plant, MG, this plant already supplied the milling needs of CSN Cimentos in Volta Redonda.

The information presented to Management regarding the performance of each business segment is generally derived directly from the accounting records, combined with some intercompany allocations.

•       Sales by geographic area

Sales by geographic area are determined based on the customers’ location. On a consolidated basis, domestic sales are represented by revenues from customers located in Brazil and export sales are represented by revenues from customers located abroad.

•       Profit per segment

As explained in Note 3, beginning 2013, the Company no longer proportionately consolidates jointly controlled entities Namisa, MRS and CBSI.

For segment information preparation and presentation purposes, Management decided to maintain the proportionate consolidation of the jointly controlled entities, as historically presented. For consolidated profit reconciliation purposes, the amounts of these companies were eliminated in the column “Corporate expenses/elimination”.

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								12/31/2013
Profit or loss	Steel	Mining	Logistics		Energy	Cement	Corporate expenses/ elimination	Consolidated
			Port	Railroads
Metric tons (thou.) - (unaudited) (*)	6,116,944	21,534,147				2,045,862
Net revenues
Domestic market	9,695,736	679,974	194,842	1,074,216	211,797	415,577	(1,025,068)	11,247,074
Foreign market	2,697,471	4,616,754					(1,248,867)	6,065,358
Total net revenue (Note 22)	12,393,207	5,296,728	194,842	1,074,216	211,797	415,577	(2,273,935)	17,312,432
Cost of sales and services (Note 23)	(9,961,948)	(2,829,028)	(97,488)	(708,407)	(161,435)	(276,752)	1,612,352	(12,422,706)
Gross profit	2,431,259	2,467,700	97,354	365,809	50,362	138,825	(661,583)	4,889,726
General and administrative expenses (Note 23)	(738,655)	(69,364)	(22,743)	(100,062)	(20,384)	(68,219)	(340,538)	(1,359,965)
Depreciation (Note 10 b)	761,086	219,742	7,272	140,551	17,067	30,631	(82,519)	1,093,830
Proportionate EBITDA of jointly controlled entities							780,606	780,606
Adjusted EBITDA	2,453,690	2,618,078	81,883	406,298	47,045	101,237	(304,034)	5,404,197

								12/31/2013
Sales by geographic area	Steel	Mining	Logistics		Energy	Cement	Corporate expenses/ elimination	Consolidated
			Port	Railroads
Asia	45,105	3,610,625						3,655,730
North America	635,749							635,749
Latin America	153,027							153,027
Europe	1,839,732	1,006,129						2,845,861
Other	23,858						(1,248,867)	(1,225,009)
Foreign market	2,697,471	4,616,754					(1,248,867)	6,065,358
Domestic market	9,695,736	679,974	194,842	1,074,216	211,797	415,577	(1,025,068)	11,247,074
TOTAL	12,393,207	5,296,728	194,842	1,074,216	211,797	415,577	(2,273,935)	17,312,432

Profit or loss								12/31/2012
	Steel	Mining	Logistics		Energy	Cement	Corporate expenses/ elimination	Consolidated
			Port	Railroads
Metric tons (thou.) - (unaudited) (*)	5,828,718	20,181,321				1,972,020
Net revenues
Domestic market	8,478,244	713,445	151,514	1,066,756	228,667	387,672	(567,486)	10,458,812
Foreign market	2,324,038	3,772,104					(1,326,365)	4,769,777
Total net revenue (Note 22)	10,802,282	4,485,549	151,514	1,066,756	228,667	387,672	(1,893,851)	15,228,589
Cost of sales and services (Note 23)	(8,867,820)	(2,449,839)	(82,585)	(729,684)	(153,031)	(286,316)	1,310,608	(11,258,667)
Gross profit	1,934,462	2,035,710	68,929	337,072	75,636	101,356	(583,243)	3,969,922
General and administrative expenses (Note 23)	(616,976)	(59,404)	(20,482)	(95,246)	(21,792)	(68,195)	(359,313)	(1,241,408)
Depreciation (Note 10 b)	750,507	190,019	6,653	139,386	17,238	26,902	(44,972)	1,085,733
Proportionate EBITDA of jointly controlled entities							717,627	717,627
Adjusted EBITDA	2,067,993	2,166,325	55,100	381,212	71,082	60,063	(269,901)	4,531,874

								12/31/2012
Sales by geographic area	Steel	Mining	Logistics		Energy	Cement	Corporate expenses/ elimination	Consolidated
			Port	Railroads
Asia	30,495	2,964,154						2,994,649
North America	585,505	16,589						602,094
Latin America	203,069							203,069
Europe	1,491,195	791,361						2,282,556
Other	13,774						(1,326,365)	(1,312,591)
Foreign market	2,324,038	3,772,104					(1,326,365)	4,769,777
Domestic market	8,478,244	713,445	151,514	1,066,756	228,667	387,672	(567,486)	10,458,812
TOTAL	10,802,282	4,485,549	151,514	1,066,756	228,667	387,672	(1,893,851)	15,228,589

(*) The ore sales volumes presented in this note take into consideration Company sales and the interest in its subsidiaries and jointly controlled entities (Namisa 60%).

Adjusted EBITDA is the tool based on which the chief operating decision maker measures segment performance and the capacity to generate recurring operating cash, and consists of profit for the year less net finance income (costs), income tax and social contribution, depreciation and amortization, share of profits of investments, and other operating income (expenses), plus the proportional EBITDA of jointly controlled entities. Even though it is an indicator used in segment performance measurements, EBITDA is not a measurement recognized by accounting practices adopted in Brazil or IFRS, does not have a standard definition, and may not be comparable with measurements using similar names provided by other entities. As required by IFRS 8, the table below shows the reconciliation of the measurement used by the chief operating decision maker with the results determined using the accounting practices.

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		Consolidated
	12/31/2013	12/31/2012
Profit (loss) for the year	533,994	(480,574)
Depreciation (Note 10 b)	1,093,830	1,085,733
Income tax and social contribution (Note 15)	74,161	(952,208)
Finance income (Note 25)	2,511,599	2,151,351
EBITDA	4,213,584	1,804,302
Other operating income (expenses) (Note 24)	568,145	2,651,381
Share of profits of investees	(158,138)	(641,436)
Proportionate EBITDA of jointly controlled entities	780,606	717,627
Adjusted EBITDA (*)	5,404,197	4,531,874

(*) The Company discloses its adjusted EBITDA net of its share of profits of investments and other operating income (expenses) because it understands that these should not be included in the calculation of recurring operating cash generation.

27.   EARNINGS (LOSS) PER SHARE (EPS)

Basic earnings (loss) per share:

Basic earnings (loss) per share have been calculated based on the profit attributable to the owners of CSN divided by the weighted average number of common shares outstanding during the year, excluding the common shares purchased and held as treasury shares, as follows:

		Consolidated		Parent Company
	12/31/2013	12/31/2012	12/31/2013	12/31/2012
	Common shares		Common shares
Profit (loss) for the year
Attributed to owners of the Company	509,025	(420,113)	509,025	(420,113)
Weighted average number of shares	1,457,970	1,457,970	1,457,970	1,457,970
Basic and diluted EPS	0.34913	(0.28815)	0.34913	(0.28815)

28.   EMPLOYEE BENEFITS

The pension plans granted by the Company cover substantially all employees. The plans are administered by Caixa Beneficente dos Empregados da CSN (‘CBS”), which is a private non-profit pension fund established in July 1960. The members of CBS are employees—and former employees—of the Company and some subsidiaries that joined the fund through an agreement, and the employees of CBS itself. The Executive Officers of CBS is comprised of a CEO and two other executive officers, all appointed by CSN, which is the main sponsor of CBS. The Decision-Making Board is the higher decision-making and guideline-setting body of CBS, presided over by the president of the pension fund and made up of ten members, six chosen by CSN in its capacity as main sponsor of CBS and four elected by the fund’s participants.

Until December 1995, CBS Previdência administered two defined benefit plans based on years of service, salary and Social Security benefits. On December 27, 1995 the then Private Pension Secretariat (“SPC”) approved the implementation of a new benefit plan, effective beginning that date, called Mixed Supplementary Benefit Plan (‘Mixed Plan”), structured in the form of a variable contribution plan. Employees hired after that date were only entitled to join the new Mixed Plan. In addition, all active employees who were participants of the old defined benefit plans had the opportunity to switch to the new Mixed Plan.

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As of December 31, 2013 CBS had 33,939 participants (33,037 as of December 31, 2012), of whom 19,325 were active contributors (18,262 as of December 31, 2012), 9,460 were retired employees (9,587 as of December 31, 2012), and 5,154 were related beneficiaries (5,188 as of December 31, 2012). Out of the total participants as of December 31, 2013, 13,061 belonged to the defined benefit plan, 18,457 to the mixed plan, 1,568 to the CBSPrev Namisa plan, and 763 to the CBSPrev plan.

The plan assets of CBS are primarily invested in repurchase agreements (backed by federal government bonds), federal securities indexed to inflation, shares, loans and real estate. As of December 31, 2013 CBS held 12,788,231 common shares of CSN (12,788,231 common shares as of December 31, 2012). The total plan assets of the entity amounted to R$4.1 billion as of December 31, 2013 (R$4.3 billion as of December 31, 2012). The administrators of the CBS funds seek to match plan assets with benefit obligations payable on a long-term basis. Pension funds in Brazil are subject to certain restrictions regarding their capacity for investment in foreign assets and, therefore, these funds invest mainly in Brazilian securities.

Plan Assets are all available assets and the benefit plans’ investments, not including the amounts of debts to sponsors.

For the defined benefit plans “35% of salary average” and “salary average Supplementation Plan”, the Company holds a financial guarantee with CBS Previdência, the entity that administrates said plans, to ensure their financial and actuarial balance, in the event of any future actuarial loss or actuarial gain. As provided for in the prevailing law that governs the pension fund market, for the years ended December 31, 2012 and 2013, there was no need for CSN to pay the installments, since the defined benefit plan posted actuarial gains for the period.

a.      Description of the pension plans

Plan covering 35% of average salary

This plan began on February 1, 1966 and is a defined benefit plan aimed at paying pensions (for length of service, special situations, disability or old age) on a lifetime basis, equivalent to 35% of the adjusted average of the participant’s salary for the last 12 months. The plan also guarantees sick pay to participants on Official Social Security leaves of absence and further ensures payments of savings fund, funeral allowance and pecuniary aid. This plan was discontinued on October 31, 1977 when the new supplementary plan based on average salary took effect.

Supplementary average salary plan

This plan began on November 1, 1977 and is a defined benefit plan, aimed at complementing the difference between the adjusted average of the participant’s salary for the last 12 months and the Official Social Security benefit for retirement, also on a lifetime basis. As in the 35% plan, there is coverage for the benefits of sick pay, death and pension. This plan was discontinued on December 26, 1995 with the creation of the mixed supplementary benefit plan.

Mixed supplementary benefit plan

This plan began on December 27, 1995 and is a variable contribution plan. Besides the scheduled retirement benefit, it also covers the payment of risk benefits (pension paid while the participant is still working, disability compensation and sick/accident pay). Under this plan, the retirement benefit is calculated based on the amount accumulated by the monthly contributions of the participants and sponsors, as well as on each participant’s option for the manner in which they receive them, which can be lifetime (with or without continuity of pension for death) or through a percentage applied to the balance of the fund generating the benefit (loss for indefinite period). After retirement is granted, the plan takes on the characteristics of a defined benefit plan. This plan was discontinued on October 16, 2013 when the CBSOPrev plan became effective.

CBS Prev Plan

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The new CBS Prev Plan, which is a defined contribution plan, started on September 16, 2013. Under this plan, the retirement benefit is determined based on the accumulated amount by monthly contributions of participants and sponsors. To receive the benefit, each participant can opt for: (a) receiving part in cash (up to 25%) and the remaining balance through a monthly income through a percentage applied to the fund generating the benefit, not being applicable to death pension benefits, or (b) receive only a monthly income through a percentage applied to the fund generating the benefit.

With the creation of the CBS Prev Plan, the mixed supplementary benefit plan was discontinued for the entry of new participants as from September 16, 2013.

b.      Investment policy

The investment policy establishes the principles and guidelines that will govern the investments of funds entrusted to the entity, in order to foster the security, liquidity and profitability required to ensure equilibrium between the plan’s assets and liabilities, based on an ALM (Asset Liability Management) study that takes into consideration the benefits of participants and beneficiaries for each plan.

The investment plan is reviewed annually and approved by the Decision-Making Board considering a 5-year horizon, as established by resolution CGPC 7 of December 4, 2003. The investment limits and criteria established in the policy are based on Resolution 3,792/09 published by the National Monetary Council (“CMN”).

c.      Employee benefits

The actuarial calculations are updated at the end of each annual reporting period by outside actuaries and presented in the financial statements pursuant to CPC 33 (R1) and IAS 19 Employee Benefits.

				Consolidated
	12/31/2013	12/31/2012	12/31/2013	12/31/2012
	Actuarial asset		Actuarial liability
Pension plan benefits (Note 8)	97,051	93,546	11,139	17,939
Post-employment healthcare benefits			473,966	547,652
	97,051	93,546	485,105	565,591

The reconciliation of employee benefits’ assets and liabilities is as follows:

	12/31/2013	12/31/2012
Present value of defined benefit obligation	2,263,012	2,666,261
Fair value of plan assets	(2,684,783)	(2,923,483)
Deficit/(surplus)	(421,771)	(257,222)
Restriction to actuarial assets due to recovery limitation	335,859	181,615
Liabilities/(assets), net	(85,912)	(75,607)
Liabilities	11,139	17,939
Assets	(97,051)	(93,546)
Net liabilities/(assets) recognized in the balance sheet	(85,912)	(75,607)

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Changes in the present value of defined benefit obligation during 2013 are as follows:

	12/31/2013	12/31/2012
Present value of obligations at the beginning of the year	2,666,261	2,153,649
Cost of services	6,375	5,801
Interest cost	239,310	215,850
Benefits paid	(208,951)	(193,563)
Actuarial loss/(gain)	(439,983)	484,524
Present value of obligations at the end of the year	2,263,012	2,666,261

Changes in the fair values of plan assets during 2013 are as follows:

	12/31/2013	12/31/2012
Fair value of assets at the beginning of the year	(2,923,483)	(2,384,450)
Expected return on plan assets	(263,410)	(272,406)
Sponsors' contributions		(3,797)
Benefits paid	208,951	193,563
Actuarial gains/(losses)	293,159	(456,393)
Fair value of assets at the end of the year	(2,684,783)	(2,923,483)

The amounts recognized in the income statement for the year ended December 31, 2013 are comprised as follows:

	12/31/2013	12/31/2012
Cost of current services	6,375	5,801
Interest cost	239,310	215,850
Expected return on plan assets	(263,410)	(272,406)
Interest on the asset ceiling effect	16,908
Sponsors' contributions transferred in prior year		(3,797)
	(817)	(54,552)
Total unrecognized costs (income) (*)	168	(37,477)
Total costs/(income) recognized in the income statement	(985)	(17,075)
Total costs (revenue), net (*)	(817)	(54,552)

(*) Effect of the limit of paragraph 58 (b) of CPC 33 (R1) and IAS 19 Employee Benefits.

The (cost)/income is recognized in the income statement in other operating expenses.

Changes in actuarial gains and losses in 2013 are as follows:

	12/31/2013	12/31/2012
Actuarial (gains) and losses	(146,823)	28,131
Restriction due to recovery limitation	137,336	6,688
	(9,487)	34,819
Actuarial (gains) and losses recognized in other comprehensive income	(9,319)	(2,658)
Unrecognized actuarial (gains) and losses (*)	(168)	37,477
Total cost of actuarial (gains) and losses	(9,487)	34,819

(*) Actuarial (gains) losses result from the fluctuation in the investments that form CBS’s asset portfolio.

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Breakdown of actuarial gains and losses:

12/31/2013
(Gain)/loss due to change in demographic assumptions (*)	57,015
(Gain)/loss due to change in financial assumptions (*)	(586,272)
Gain)/loss due to adjustments to experience	89,275
Return on plan assets (less interest income)	293,160
Actuarial (gains) and losses	(146,822)

(*) Breakdown required based on item 41 of CPC 33 (R1).

The history of actuarial gains and losses is as follows:

	12/31/2013	12/31/2012	12/31/2011	12/31/2010	12/31/2009	01/01/2009
Present value of defined benefit obligations	2,263,012	2,666,261	2,153,649	1,982,556	1,731,767	(1,415,029)
Fair value of plan assets	(2,684,783)	(2,923,483)	(2,384,450)	(2,316,018)	(2,160,158)	1,396,350
Deficit/(surplus)	(421,771)	(257,222)	(230,801)	(333,462)	(428,391)	(18,679)
Experience adjustments to plan obligations	(439,983)	484,524	141,674	225,341	287,146
Experience adjustments to plan assets	(293,159)	456,393	(81,038)	40,669	664,341

The main actuarial assumptions used were as follows:

	12/31/2013	12/31/2012
Actuarial financing method	Projected unit credit	Projected unit credit
Functional currency	Real (R$)	Real (R$)
Recognition of plan assets	Fair value	Fair value
Amount used as estimate of equity at the end of the year	Best estimate for equity at the end of the fiscal year, obtained based on a projection of October amounts recorded	Best estimate for equity at the end of the fiscal year, obtained based on a projection of October amounts recorded
Nominal discount rate	11.83%	9.31%
Inflation rate	5.00%	5.00%
Nominal salary increase rate	6.05%	6.05%
Nominal benefit increase rate	6.05%	5.00%
Rate of return on investments	11.83%	9.31%
General mortality table	Milênio Plan and Medical Care Plan: AT 2000 segregated by gender	AT 2000 segregated by gender
35% and Supplementary Average Salary plans: AT 2000 segregated by gender (smoothed)
Disability table	Mercer Disability with probabilities multiplied by 2	Mercer Disability with probabilities multiplied by 2
Disability mortality table	Winklevoss - 1%	Winklevoss - 1%
Turnover table	Millennium plan 3% p.a., nil for DB plans	Millennium plan 3% p.a., nil for DB plans
Retirement age	100% on first date he/shed becomes eligible for programmed retirement benefit under plan	100% on first date he/shed becomes eligible for programmed retirement benefit under plan
Household of active participants	95% will be married at the time of retirement, with the wife being 4 years younger than the husband	95% will be married at the time of retirement, with the wife being 4 years younger than the husband

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The assumptions related to the mortality table are based on published statistics and mortality tables. These tables represent an average life expectancy in years of employees retiring at the age of 65, as shown below:

	12/31/2013	12/31/2012
Longevity at age of 65 for current participants
Male	20.45	19.55
Female	23.02	22.17
Longevity at age of 65 for current participants who are 40
Male	20.45	19.55
Female	23.02	22.17

Allocation of plan assets:

		12/31/2013		12/31/2012
Variable income	118,596	4.42%	110,668	3.79%
Fixed income	2,398,472	89.34%	2,631,187	90.00%
Real estate	107,386	4.00%	118,739	4.06%
Other	60,329	2.24%	62,889	2.15%
Total	2,684,783	100.00%	2,923,483	100.00%

The actual return on plan assets was R$29,749 as of December 31, 2013 (R$728,800 as of December 31, 2012).

Variable-income assets comprise mainly CSN shares.

Fixed-income assets comprise mostly debentures, Certificates of Interbank Deposit (“CDI”) and National Treasury Notes (“NTN-B”).

Real estate refers to buildings appraised by a specialized asset appraisal firm. There are no assets in use by CSN and its subsidiaries.

For the defined benefit plans, the expense as of December 31, 2013 was R$740 (R$5,256 as of December 31, 2012).

For the mixed plan, which has defined contribution components, the expense as of December 31, 2013 was R$31,542 (R$31,657 as of December 31, 2012).

For the defined contribution plan CBSPrev Namisa, the expense in 2013 was R$1,427 (R$1,466 as of December 31, 2012).

For the defined contribution plan CBSPrev, the expense in 2013 was R$1,122.

d.      Expected contributions

There are no expected contributions that will be paid to the defined benefit plans in 2014.

For the mixed supplementary pension plan, which includes defined contribution components, expected contributions of R$31,820 will be paid in 2014.

e.      Sensitivity analysis

The quantitative sensitivity analysis regarding the significant assumptions, for the pension plans as of December 31, 2013 is as follows:

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						12/31/2013
	Plan covering 35% of average salary		Supplementary average salary plan		PlMixed supplementary benefit plan (Milênio Plan)
Assumption: Discount rate
Sensitivity level	0.5%	-0.5%	0.5%	-0.5%	0.5%	-0.5%
Effect on current service cost and on interest on actuarial obligations	38	(53)	(302)	248	(1,129)	(1,129)
Effect on present value of obligations	(12,970)	13,980	(58,025)	62,661	(23,372)	(23,372)

Assumption: Salary growth
Sensitivity level	0.5%	-0.5%	0.5%	-0.5%	0.5%	-0.5%
Effect on current service cost and on interest on actuarial obligations			9	(8)	132	(127)
Effect on present value of obligations	4	(4)	47	(47)	206	(201)

Assumption: Mortality table
Sensitivity level	0.5%	-0.5%	0.5%	-0.5%	0.5%	-0.5%
Effect on current service cost and on interest on actuarial obligations	(860)	849	(3,268)	3,189	311	(236)
Effect on present value of obligations	(7,271)	7,176	(27,617)	26,950	(3,693)	3,629

Assumption: Benefit adjustment
Sensitivity level	0.5%	-0.5%	0.5%	-0.5%	0.5%	-0.5%
Effect on current service cost and on interest on actuarial obligations	659	(624)	2,341	(2,220)	273	(273)
Effect on present value of obligations	5,571	(5,272)	19,730	(18,713)	2,307	(2,307)

The forecast benefits for future years of the defined benefit plans are as follows:

Forecast benefit payments	2013
Year 1	160,574
Year 2	165,456
Year 3	162,841
Year 4	160,059
Year 5	157,109
Next 5 years	735,292
Total forecast payments	1,541,331

f.       Post-employment health care plan

Refer to a healthcare plan created on December 1, 1996 exclusively for retired former employees, pensioners, those who received an amnesty, war veterans, widows of employees who died as a result of on-the-job accidents and former employees who retired on or before March 20, 1997 and their related dependents. Since then, the healthcare plan does not allow the inclusion of new beneficiaries. The plan is sponsored by CSN and administered by Caixa Beneficente dos Empregados da Cia. Siderúrgica Nacional - CBS.

The amounts recognized in the balance sheet were determined as follows:

	12/31/2013	12/31/2012
Valor presente das obrigações	473,966	547,652
Passivo	473,966	547,652

The reconciliation of liabilities for healthcare benefits is as follows:

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	12/31/2013	12/31/2012
Passivo atuarial no início do exercício	547,652	457,377
Custo do serviço corrente	49,164	45,967
Contribuições da patrimonial vertidas no exercício anterior	(34,691)	(32,874)
Reconhecimento do (ganho)/perda do ano	(88,159)	77,182
Passivo atuarial no final do exercício	473,966	547,652

For the post-employment healthcare benefit plan, the expense as of December 31, 2013 was R$55,720 (R$51,234 as of December 31, 2012).

The actuarial gains and losses recognized in shareholders' equity are as follows:

	12/31/2013	12/31/2012
(Ganhos)/Perda atuarial na obrigação	(88,159)	77,182
(Ganhos)/Perda reconhecida no patrimônio líquido	(88,159)	77,182

The history of actuarial gains and losses is as follows:

	12/31/2013	12/31/2012	12/31/2011	12/31/2010	12/31/2009	01/01/2009
Valor presente da obrigação de benefício definido	473,966	547,652	457,377	367,839	317,145	(296,608)
Déficit/(Superávit)	473,966	547,652	457,377	367,839	317,145	(296,608)
Ajustes de experiência nas obrigações do plano	(88,159)	77,182	84,575	48,301	17,232	9,023

The impact on a one-percent change in the assumed trend rate of the healthcare cost is as follows:

	12/31/2013		12/31/2012
	Increase	Reduction	Increase	Reduction
Effect on total cost of current service and finance cost	5,472	(4,683)
Effect on defined benefit obligation	46,275	(39,605)	54,292	(46,668)

The actuarial assumptions used for calculating postemployment healthcare benefits were:

	12/31/2013	12/31/2012
Biometrics
General mortality table	AT 2000 segregated by gender	AT 2000 segregated by gender
Turnover	n/a	n/a
Household	Actual household	Actual household

Financial
Actuarial nominal discount rate	11.83%	9.31%
Inflation	5.00%	5.00%
Nominal increase in medical cost based on age	5,53% - 8,15%	5,53% - 8,15%
Nominal medical costs growth rate	8.15%	8.15%
Average medical cost	380.05	345.61

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g.      Sensitivity analysis

The quantitative sensitivity analysis regarding the significant assumptions, for the postemployment healthcare plans as of December 31, 2013 is as follows:

		12/31/2013
	Medical Assistance Plan
Assumption: Discount rate	Assumption: Discount rate
Sensitivity level	0.5%	-0.5%
Effect on current service cost and on interest on actuarial obligations	14,986	15,107
Effect on present value of obligations	(18,916)	20,579

Assumption: Salary growth	Assumption: Medical Inflation
Sensitivity level	0.5%	-0.5%
Effect on current service cost and on interest on actuarial obligations	20,519	10,364
Effect on present value of obligations	46,275	(39,605)

Assumption: Mortality table	Assumption: Mortality table
Sensitivity level	0.5%	-0.5%
Effect on current service cost and on interest on actuarial obligations	12,426	17,750
Effect on present value of obligations	(22,161)	22,858

The forecast benefits for future years of the postemployment healthcare plans are as follows:

Forecast benefit payments	2013
Year 1	39,577
Year 2	37,400
Year 3	35,235
Year 4	33,089
Year 5	30,966
Next 5 years	124,419
Total forecast payments	300,686

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29.   GUARANTEES

The Company is liable for guarantees for its subsidiaries and jointly controlled entities, as follows:

	Currency	Maturities	Loans		Tax foreclosure		Other		Total
			12/31/2013	12/31/2012	12/31/2013	12/31/2012	12/31/2013	12/31/2012	12/31/2013	12/31/2012
Transnordestina Logísitca	R$	Up to 12/8/2027 and indefinite	1,875,360	1,626,509	20,600	1,800	168,009	4,866	2,063,969	1,633,175

FTL - Ferrovia Transnordestina	R$	11/15/2020	125,250						125,250

CSN Cimentos	R$	Up to 10/25/2015 and indefinite			26,423	25,403	39,287	42,397	65,710	67,800

Prada	R$	Up to 2/7/2014 and indefinite			10,133	10,133	21,916	21,616	32,049	31,749

Itá Energética	R$			7,326						7,326

CSN Energia	R$	Indefinite			2,829	4,192			2,829	4,192

Congonhas Minérios	R$	5/21/2019	2,000,000	2,000,000					2,000,000	2,000,000

Fundação CSN	R$	Indefinite	1,003	1,003					1,003	1,003

Total in R$			4,001,613	3,634,838	59,985	41,528	229,212	68,879	4,290,810	3,745,245

CSN Islands VIII	US$			550,000						550,000

CSN Islands IX	US$	1/15/2015	400,000	400,000					400,000	400,000

CSN Islands XI	US$	9/21/2019	750,000	750,000					750,000	750,000

CSN Islands XII	US$	Perpetual	1,000,000	1,000,000					1,000,000	1,000,000

CSN Resources	US$	7/21/2020	1,200,000	1,200,000					1,200,000	1,200,000

Sepetiba Tecon	US$	3/15/2014	15,708						15,708

CSN Handel	US$	6/27/2015	100,000						100,000

Total in US$			3,465,708	3,900,000					3,465,708	3,900,000

CSN Steel S.L.	EUR	1/31/2020	120,000	120,000					120,000	120,000

Total in EUR			120,000	120,000					120,000	120,000
Total in R$			8,505,948	8,218,991					8,505,948	8,218,991
			12,507,561	11,853,829	59,985	41,528	229,212	68,879	12,796,758	11,964,236

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30.   COMMITMENTS

a.      Take-or-pay contracts

As of December 31, 2013 and 2012, the Company was a party to take-or-pay contracts as shown in the following table:

			Payments in the period
Concessionaire	Type of service	Agreement terms and conditions	2012	2013	2014	2015	2016	2017	After 2017	Total
MRS Logística	Iron ore transportation	Contractual clause providing for guaranteed revenue on railway freight. In the case of CSN, this means a minimum payment of 80% of freight estimate.	142,190	100,368	214,639	214,639	107,319			536,597

MRS Logística	Steel products transportation	Transportation of at least 80% of annual volume agreed with MRS.	68,248	66,047	65,516	65,516	27,298			158,330

MRS Logística	Iron ore, coal and coke transportation	Transportation of 8,280,000 metric tons per year of iron ore and 3,600,000 metric tons per year of coal, coke and other reducing agents.	23,334	128,387	132,770	132,770	132,770	132,770	1,194,931	1,726,011

FCA (*)	Mining products transportation	Transportation of at least 1,900,000 metric tons per year.	734	4,101

FCA	FCA railway transportation of clinker to CSN Cimentos	Transportation of at least 675,000 metric tons per year of clinker in 2011 and 738,000 metric tons per year of clinker starting 2012.	2,733	1,478	27,300	27,300	27,300	27,300	63,701	172,901

White Martins	Supply of gas (oxygen, nitrogen and argon)	CSN undertakers to buy at least 90% of the annual volume of gas contracted with White Martins.	110,999	27,941	95,301	95,301	95,301			285,903

CEG Rio	Supply of natural gas	CSN undertakes to buy at least 70% of the monthly natural gas volume.	441,804	438,504	145,416					145,416

Vale S.A	Supply of iron ore pellets	CSN undertakes to buy at least 90% of the volume of iron ore pellets secured by contract. The take-or-pay volume is determined every 18 months.	444,642	383,327	114,962					114,962

Compagás	Supply of natural gas	CSN undertakes to buy at least 80% of the annual natural gas volume secured agreed with Compagás.	18,874	18,414	18,349	18,349	18,349	18,349	128,446	201,842

COPEL	Power supply	CSN undertakers to buy at least 80% of the annual energy volume contracted with COPEL.	15,202	18,697	8,553	8,553	8,553	8,553	28,510	62,722

K&K Tecnologia	Processing of blast furnace sludge generated during pig iron production	CSN undertakes to supply at least 3,000 metric tons per month of blast furnace sludge for processing at K&K sludge concentration plant.	7,585	8,460	7,074	7,074	7,074	7,074	44,212	72,508

Harsco Metals	Processing of slag generated during pig iron and steel production	Harsco Metals undertakes to process metal products and slag crushing byproducts resulting from CSN’s pig iron and steel manufacturing process, receiving for this processing the amount corresponding to the product of the multiplication of unit price (R$/t) by total production of liquid steel from CSN steel mill, ensuring a minimum production of liquid steel of 400,000 metric tons.	40,506	42,504	15,944					15,944

Siemens	Manufacturing, repair, recovery and production of ingot casting machine units	Siemens undertakes to manufacture, repair, recover and produce, in whole or in part, ingot casting machine units to provide the necessary off-line and on-line maintenance of continuous ingot casting machine assemblies of the Presidente Vargas plant (UPV). Payment is set at R$/t of produced steel plates.	46,424	40,596	17,213					17,213
(*) in renegotiation phase.
			1,363,275	1,278,824	863,037	569,502	423,964	194,046	1,459,800	3,510,349

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b.      Concession agreements

Minimum future payments related to government concessions as of December 31, 2013 fall due according to the schedule set out in the following table:

Company
Concession	Type of service	$2,014.00	$2,015.00	$2,016.00	$2,017.00	After 2017	Total
MRS	30-year concession, renew able for another 30 years, to provide iron ore railway transportation services from the Casa de Pedra mines, in Minas Gerais, coke and coal from the Itaguaí Port, in Rio de Janeiro, to Volta Redonda, transportation of export goods to the Itaguaí and Rio de Janeiro Ports, and shipping of finished goods to the domestic market.	90,952	90,952	90,952	90,952	750,356	1,114,164

FTL (Ferrovia Transnordestina Logística)	30-year concession granted on December 31, 1997, renewable for another 30 years for the development of public utility to operate the Northeastern railway system. The railway system covers 4,238 kilometers of railroads in the states of Maranhão, Piauí, Ceará, Paraíba, Pernambuco, Alagoas and Rio Grande do Norte.	7,296	7,296	7,296	7,296	68,702	97,886

Tecar	Concession to operate TECAR, a solid bulk terminal, one of the four terminals that comprise the Itaguaí Port, in Rio de Janeiro, for a period ending 2022 and renew able for another 25 years.	185,771	185,771	185,771	185,771	928,855	1,671,939

Tecon	25-year concession granted in July 2001, renewable for another 25 years, to operate the container terminal at the Itaguaí Port.	24,756	24,756	24,756	24,756	198,045	297,069

		308,775	308,775	308,775	308,775	1,945,958	3,181,058

c.      Projects and other commitments

•          Steel – Flat and long steel

CSN intends to produce 500,000 metric tons per year of long steel products, with an estimate of 400,000 t/year of rebar and 100,000 t/year of wire rod. The facilities will use scrap and pig iron as their main raw materials.

•          Iron ore project

The expansion plan projects producing 89 Mtpa of iron ore products and increase port capacity by 84 Mtpa in TECAR. In the first stage, CSN project producing up to 66 Mtpa of iron ore and is investing in expanding sea port capacity in Itaguaí, or TECAR, to 60 Mtpa. Coal and coke imports are carried out through this the TECAR terminal.

Coal and coke imports are made using the TECAR terminal, whose concession agreement is 25 years, extendable for another 25 years.

Upon concession termination, all rights and privileges transferred to Tecon will be handed back to CDRJ (Companhia Docas do Rio de Janeiro), together with the assets owned by CSN and those resulting from investments made by CSN in leased assets, declared as returnable assets by CDRJ as they are necessary to the continuity of the related services. Any assets declared as returnable assets will be compensated by CDRJ at their residual value, less related depreciation/amortization.

•          Nova Transnordestina project

The Nova Transnordestina project includes building 1,728 km in new, next-generation, wide-gauge tracks. The project posts a 39% progress and completion is estimated for the end of 2016. The Company expects that the investments will permit Transnordestina Logística S.A. to boost the transportation of several products, such as iron ore, limestone, soy, cotton, sugarcane, fertilizers, oil, and fuel. Concessionaire of the Nova Transnordestina project, until no longer than 2057: the concession can be terminated before this date if the minimum return agreed with the Government is reached. Transnordestina has already obtained the required environmental permits and purchased part of the equipment and services and in certain regions the project is at an advanced implementation stage.

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The financing sources of the project are: (i) financing granted by Banco do Nordeste/ FNE and the BNDES, (ii) debentures issued by FDNE, (iii) Permanent Track Use contracts, and (iv) interest in the capital of CSN and public shareholders. The approved construction investment is R$7,542,000 and the balance of disbursable funds will be adjusted using the IPCA as from April 2012. Should additional funds be required, they will be provided by CSN and/or third parties through the celebration of an Permanent Track Use Agreement.

The Company guarantees 100% of TLSA’s financing granted by Banco do Nordeste/FNE and the BNDES, and 40% of the debentures issued by FDNE. Under the FDNE charter, approved by Federal Decree 6,952/2009, and the Investment Agreement entered into with the public shareholders/ financiers, 50% of the debentures should be converted into TLSA shares.

•          Expansion of Cimentos Sudeste

in addition to the current production of approximately 2.4 Mtpa at the Presidente Vargas Plant in Rio de Janeiro, CSN plans to expand its cement operation to 5.4 Mtpa. This additional 3 Mtpa volume will be obtained through the construction of a plant integrated with the cement mill and the clinker furnace in the State of Minas Gerais, where the Company already operates a clinker furnace using limestone from its own mine. The Company is assessing growth opportunities in other regions.

•          CSN’s Logistic Platform Project in Itaguaí

Under the terms of the concession agreement, CSN is responsible for unloading at least 3.0 million per year of coal and coke from CSN’s suppliers through the terminal, as well as handling ore shipments. Among the approved investments announced by CSN, we highlight the development and expansion of the solid bulk terminal at Itaguaí so that it can also handle up to 84 million metric tons of iron ore per year.

•          Long-term agreements with Namisa

The Company has signed long-term agreements with Namisa for the provision of port operation services and supplies of run-of-mine (ROM) iron ore from the Casa de Pedra mine, as described below:

I. Port operation service agreement

On December 30, 2008, CSN entered into an agreement for the provision of port services to Namisa for a 34-year period, consisting of receiving, handling, storing and shipping Namisa’s iron ore in annual volumes that range from 18.0 to 39.0 million metric tons. CSN has received the amount of approximately R$5.3 billion as an advance for part of the payments due for the services to be provided under this agreement. The amounts charged for these port services are reviewed on a quarterly basis and adjusted considering the changes in the market price for iron ore.

II. High silicon ROM

On December 30, 2008, CSN entered into an agreement for the supply of high silicon ROM ore to Namisa for a period of 30 years in volumes that range from 42.0 to 54.0 million metric tons per year. CSN has received approximately R$1.6 billion as an advance for part of the payments due for the supplies made under this agreement. The supply price is reviewed on a quarterly basis and adjusted considering the changes in the market price for iron ore.

III. Low silicon ROM

On December 30, 2008, CSN entered into an agreement for the supply of low silicon ROM ore to Namisa for a period of 35 years in volumes that range from 2.8 to 5.04 million metric tons per year. CSN has received approximately R$424 million as an advance for part of the payments due for the supplies made under this agreement. The supply price is reviewed on a quarterly basis and adjusted considering the changes in the market price for iron ore.

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31.   INSURANCE

Aiming to properly mitigate risk and in view of the nature of its operations, the Company and its subsidiaries have taken out several different types of insurance policies. Such policies are contracted in line with the CSN Risk Management policy and are similar to the insurance taken out by other companies operating in the same lines of business as CSN and its subsidiaries. The risks covered under such policies include the following: Domestic Transportation, International Transportation, Carrier’s Civil Liability, Life and Casualty, Health Coverage, Fleet Vehicles, D&O (Civil Liability Insurance for Directors and Officers), General Civil Liability, Engineering Risks, Sundry Risks, Export Credit, Performance Bond and Port Operator’s Civil Liability.

In 2013, after negotiation with insurers and reinsurers in Brazil and abroad, an Insurance Issue Certificate was issued for the contracting of a policy of Operational Risk of Property Damages and Loss of Profits, with effect from June 30, 2013 to June 30, 2014. Under the insurance policy, the LMI (Maximum Limit of Indemnity) is US$500,000,000 and covers the following units and subsidiaries of the Company:  Usina Presidente Vargas, Mineração Casa de Pedra, CSN Paraná, Terminal de cargas Tecar, Terminal Tecon, Namisa, CSN Handel and Namisa Handel. CSN takes responsibility for a range of retention of US$300,000,000 in excess of the deductibles for property damages and loss of profits.

In view of their nature, the risk assumptions adopted are not part of the scope of an audit of the financial statements and, accordingly, were not examined by our independent auditors.

32.   ADDITIONAL INFORMATION TO CASH FLOWS

		Consolidated	Parent Company
	12/31/2013	12/31/2012	12/31/2013	12/31/2012
Deferred income tax and social contribution paid	45,388	72,780
Increase of PP&E with interest capitalization	490,747	401,827	309,073	276,596
Increase of PP&E without increasing cash				373,673
Capital reduction with no cash effect	153,305
Acquisition of subsidiaries’ tax loss carryforwards			297,450
Capitalization of loan granted in subsidiary			152,927
	689,440	474,607	759,450	650,269

33.   STATEMENT OF COMPREHENSIVE INCOME

	12/31/2013	12/31/2012	12/31/2013	12/31/2012
Profit (loss) for the year	533,994	(480,574)	509,025	(420,113)

Other comprehensive income

Items that will not be subsequently reclassified to the statement of income
Actuarial (losses) gains on defined benefit pension plan, net of taxes	64,336	106,209	64,336	106,209
	64,336	106,209	64,336	106,209

Items that could be subsequently reclassified to the statement of income
Cumulative translation adjustments for the year	218,927	147,735	218,927	147,735
Available-for-sale assets, net of taxes	44,084	(8,329)	44,084	(8,329)
Impairment of available-for-sale assets, net of taxes	3,301	1,507,485	3,301	1,507,485
	266,312	1,646,891	266,312	1,646,891

Total comprehensive income for the year	864,642	1,272,526	839,673	1,332,987

Attributable to:
Owners of the Company	839,673	1,332,987	839,673	1,332,987
Non-controlling interests	24,969	(60,461)
	864,642	1,272,526	839,673	1,332,987

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INDEPENDENT AUDITORS` REPORT ON FINANCIAL STATEMENTS

To the Board of Directors and Shareholders of

Companhia Siderúrgica Nacional

São Paulo – SP

We have audited the accompanying individual and consolidated financial statements of Companhia Siderúrgica Nacional (“Company”), identified as Parent and Consolidated, respectively, which comprise the balance sheet as of December 31, 2013, and the statements of income, comprehensive income, changes in equity and cash flows for the year then ended, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the individual financial statements in accordance with accounting practices adopted in Brazil, and of the consolidated financial statements in accordance with International Financial Reporting Standards – IFRSs, issued by the International Accounting Standards Board – IASB, and in accordance with accounting practices adopted in Brazil, for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Brazilian and International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Deloitte Touche Tohmatsu

Opinion on the individual financial statements

In our opinion, the individual financial statements referred to above present fairly, in all material respects, the financial position of Companhia Siderúrgica Nacional as of December 31, 2013, its financial performance and its cash flows for the year then ended in accordance with accounting practices adopted in Brazil.

Opinion on the consolidated financial statements

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Companhia Siderúrgica Nacional as of December 31, 2013, its consolidated financial performance and its consolidated cash flows for the year then ended, in accordance with IFRSs, issued by IASB, and accounting practices adopted in Brazil.

Emphasis of matter

We draw attention to note 2 to the financial statements, which states that the individual financial statements have been prepared in accordance with accounting practices adopted in Brazil. In the case of Companhia Siderúrgica Nacional, these accounting practices differ from the IFRSs, applicable to separate financial statements, only with respect to the measurement of investments in subsidiaries, associates and joint ventures by the equity method of accounting, which for purposes of IFRSs, would be measured at cost or fair value. Our opinion is not qualified in respect of this matter.

Restatement of corresponding amounts

As referred to in note 3 to the financial statements, due to the change in accounting policy related to application of the following accounting pronouncements: (i) IFRS 10 Consolidated Financial Statements, equivalent to CPC 36 (R3) - “Demonstrações Consolidadas”; (ii) IFRS 11 Joint Arrangements, equivalent to CPC 19 (R2) - "Negócios em Conjunto", the individual and consolidated corresponding figures relating to the balance sheet as of December 31, 2012, and the related financial information relating to income statement, comprehensive income, changes in equity, cash flows and value added (supplemental information) for the year then ended, presented for comparative purposes, have been adjusted and are restated as required by IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors, equivalent to CPC 23 – “Políticas Contábeis Mudanças de Estimativa e Retificação de Erro”, and IAS 1 (R) Presentation of financial statements, equivalent to CPC 26 (R1) – “Apresentação das demonstrações contábeis”. Our conclusion is not qualified in respect of this matter.

Other Matters

Statements of value added

We have also audited the individual and consolidated statements of value added (“DVA”) for the year ended December 31, 2013, prepared under the responsibility of the Company’s Management, the presentation of which is required by Brazilian Corporate Law for publicly-traded companies, supplemental information for IFRS, which do not require the presentation of DVA. These statements were subject to the same auditing procedures described above, and, based on our opinion, are fairly presented, in all material respects, in relation to the financial statements taken as a whole.

© 2014 Deloitte Touche Tohmatsu. All rights reserved.

Deloitte Touche Tohmatsu

Audit of consolidated financial statements for the opening balance as of January 1, 2012

The amounts for the opening balance as of January 1, 2012, presented for comparison purposes, restated as a result of the matters described in Note 3, which comprise the balance sheet, presented in that note, and a summary of significant accounting policies and other notes, for comparison purposes, were audited by other independent auditors, whose report, without qualification, was issued and dated on May 14, 2013.

The accompanying individual and consolidated interim financial information has been translated into English for the convenience of readers outside Brazil.

São Paulo, February 27, 2014

DELOITTE TOUCHE TOHMATSU	Roberto Wagner Promenzio
Auditores Independentes	Engagement Partner

© 2014 Deloitte Touche Tohmatsu. All rights reserved.

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OPNION OF THE SUPERVISORY BOARD OR EQUIVALENT BODY

Date: February 27, 2014

The Audit Committee met to review the Company's Financial Statements for the year ended December 31, 2013.

Then, the Audit Committee received the representatives of Deloitte Auditores Independentes for them to present the process of finalization of the audit of the Financial Statements for 2013.

After reviewing and discussing the audited financial statements and the Annual Management Report, obtaining the required clarifications, the Audit Committee decided to recommend to the Board of Directors the approval of the financial statements for the year ended December 31, 2013

Fernando Perrone

Yoshiaki Nakano

Antonio Bernardo Vieira Maia

Claudia Maria Sarti – secretary

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STATEMENT OF DIRETORS ON THE FINANCIAL STATEMENTS

As the Executive Directors of the Companhia Siderurgica Nacional, we declare pursuant to Article 25, paragraph 1, item VI of CVM Instruction 480 of December 7, 2009, that we reviewed, discussed and agreed to the Financial Statements ended at December 31, 2013

São Paulo, February 27, 2014.

____________________________________________

Benjamin Steinbruch

CEO

____________________________________________

Enéas Garcia Diniz

Executive Diretor

____________________________________________

Luis Fernando Barbosa Martinez

Executive Diretor

____________________________________________

David Moise Salama

Executive Diretor of Investors Relations

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STATEMENT OF DIRETORS ON AUDITORS´REPORT

As the Executive Directors of the Companhia Siderurgica Nacional, we declare pursuant to Article 25, paragraph 1, item V of CVM Instruction 480 of December 7, 2009, that we reviewed, discussed and agreed to the Financial Statements ended at December 31, 2013

São Paulo, February 27, 2014.

____________________________________________

Benjamin Steinbruch

CEO

____________________________________________

Enéas Garcia Diniz

Executive Diretor

____________________________________________

Luis Fernando Barbosa Martinez

Executive Diretor

____________________________________________

David Moise Salama

Executive Diretor of Investors Relations

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 14, 2014

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ David Moise Salama
David Moise Salama Investor Relations Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.